a premier specialty chemicals and materials company through customer focus, superior technology, operational excellence, and employee commitment

Cytec Industries Inc.
Annual Report 2001

CYTEC

Technology ahead of its time™

Cytec Industries Inc.

CORPORATE PROFILE

- Cytec is a global technology leader in specialty chemicals and specialty materials.
- We focus on creating proprietary chemical technology solutions for our customers.
- Our specialty chemicals are manufactured for global markets: water treatment and mining, automotive and industrial coatings, plastics, and chemical intermediates.
- Our specialty materials serve aerospace and other markets for advanced composites and adhesives technologies.

MISSION

Cytec's mission is to enhance shareholder value through double-digit percentage annual growth in earnings per share, while achieving a superior return on equity.

BUSINESS MODEL AND GROWTH STRATEGIES

- Continue investment in chemical technology leadership to drive new product introductions
- Aggressively pursue organic growth and strategic acquisitions for our growth platforms
- Grow #1/#2 market positions through global and market expansion
- Enhance the economic value, earnings growth, and free cash flow of our value businesses
- Increase productivity through operational excellence programs such as Six Sigma
- Redeploy strong free cash flow into strategic acquisitions and share repurchases
- Drive the value of Cytec's stock through focused long-term growth







highlights

Years ended December 31,

(Dollars in millions, except per share amounts)

	2001	2000	1999
Operating results			
Net sales	**$1,387.1**	$1,492.5	$1,444.5
Earnings from operations	**112.7**	176.6	185.0
Net earnings	**71.1**	177.6	121.3
Per share data			
Diluted earnings per common share	**$ 1.71**	$ 4.15	$ 2.73
Stockholders' equity based on outstanding common shares	**16.07**	15.34	12.15
Other data			
Capital additions for the year	**$ 63.9**	$ 76.5	$ 77.4
Total assets	**1,650.4**	1,721.6	1,752.6
Total stockholders' equity	**636.9**	616.2	505.8

OUR VALUES

SAFETY We make safety our first priority—the core of all we do. **ENVIRONMENT** We are committed to protecting the health and well-being of the communities in which we conduct business. **EMPLOYEES** We respect every employee, recognizing our mutual need to be safe, healthy, and successful. We value each other for our diverse ideas, experiences, and backgrounds. **EMPOWERMENT** We encourage our people to be innovative, to take action to make independent decisions, and to be accountable for their actions. **LEADERSHIP** Each of us strives to lead and motivate by example and consistently live by these core values. We coach, train, and empower employees to reach their full potential. **TEAMWORK** We work as groups and individuals toward our common goal in a spirited and selfless manner. **CONTINUOUS IMPROVEMENT** We relentlessly pursue doing the right things better. **TECHNOLOGY** We are committed to providing the resources to develop technology that will build and sustain our businesses. **ETHICS** We are fair, honest, and consistent in our business and personal practices.

TABLE OF CONTENTS



to our stockholders

In many regards, 2001 was a difficult year. During the first half, we experienced dramatic and unprecedented increased energy costs in the United States that adversely impacted our businesses. As the global economy moved into a recession, demand for our chemicals was significantly reduced. Cytec responded well to these challenges with continued improvements in productivity, notably in our supply chain and in our plants.

Everyone in the United States was touched in some way by the tragic events of September 11. Our perspectives were sharpened, and we were reminded of the importance of our families and the values we cherish. All of us were impacted by the deepening of the recession after September 11, and orders for Cytec products were reduced. In particular, the major disruption in the airline industry accelerated the decline in demand for our aerospace materials.

The significant reduction in demand masked the benefits of many internal successes. We reacted quickly to the change in economic circumstances, aligning our plants and working capital to the new economic realities. We achieved positive free cash flow of $78 million after capital expenditures, and we strengthened our already sound balance sheet.

Excluding certain items, Cytec's earnings per diluted common share fell from a record high of $2.85 in 2000 to $1.71 for 2001. Needless to say, this was disappointing. Our stock price reacted to the economic downturn and closed at $27.00 at the end of the year, compared with $39.94 for the previous year. A number of special items in both years affected the comparability of 2001 and 2000 results, and these are described in the Management's Discussion and Analysis section of this annual report.

In these difficult economic times, our ambition to be a premier specialty chemicals and materials company remains unchanged. We measure our performance against the goal of five percent to seven percent annual sales growth over an economic cycle that should lead to double-digit percentage increases in earnings per share. We continue to focus on four key drivers of growth to achieve our strategic goals:

- **Customer satisfaction**
- **Technological innovation**
- **Manufacturing excellence**
- **Employee commitment**

The balance of this letter explains how in each business segment we continue to take all the necessary actions to improve our financial performance and thus enhance shareholder value.

WATER AND INDUSTRIAL PROCESS CHEMICALS

In 2001 sales of Water Treating Chemicals grew marginally despite reductions in demand. We continued to develop new products and to make productivity investments in our plants with the goal of increasing production at lower costs. We will continue our focus on matching competitors' manufacturing costs, while providing superior technology.

Mining Chemicals had lower sales due to reduced outputs of alumina and copper by the mining industry. Working in close collaboration with our customers, we are continuing to develop new value-added products, such as proprietary blends of new promoters for the copper mining industry. Our Antofagasta plant in Chile was modernized to provide higher quality service to local mines.

Phosphine Chemicals continued to benefit from its leadership position. New product development successes in catalyst ligands and solvent extraction technology along with growth in our ECO2FUME fumigant were noteworthy. We are now considering opportunities to increase plant capacity to meet future growth.

PERFORMANCE PRODUCTS

Performance Products experienced significantly reduced demand and extremely high raw materials costs, particularly those derived from natural gas. Lower demand from the plastics, automotive, housing, and general industrial markets negatively impacted sales of polymer additives and coating resins. We quickly aligned our plant operations to meet reduced demand to optimize working capital and cash flow.

During 2001 we launched a new family of CYASORB THT light stabilizers. We completed the expansion of our Lillestrom resin facility to improve our supply to European and Asian customers. We implemented Six Sigma techniques to give our manufacturing operations powerful tools for improving yields, throughputs, and costs. There are additional opportunities for operational improvements in 2002, and we continue to make the necessary investments in employee training and development. We are enhancing our solutions partnering with key customers so that we can apply Cytec's strengths in research and development to meet their needs.

SPECIALTY MATERIALS

Engineered Materials increased earnings by 12 percent and sales, excluding acquisitions, by seven percent. Increased demand for our advanced composites and structural adhesive technologies continued through sales to a diverse mix of customers in the military, business, and commuter aircraft; launch vehicles; and large commercial jets sectors.

We acquired two complementary businesses to support the long-term growth of Specialty Materials. The acquisition of 3M's composites business provides additional customer qualifications and new products. The purchase of BP's carbon fiber business enhances our ability to maintain a high quality, low cost supply of carbon fiber for our composites.

Research and development continues to be an engine of growth. A highlight of 2001 was Cytec being named sole source provider of structural composites to Lockheed for the recently approved Joint Strike Fighter.

The reduction in air traffic after September 11 has resulted in major financial problems for the airline industry with a consequential reduction in demand for large aircraft from our major customers, Boeing and Airbus. While we expect increases in other segments, for example, the military sector, these will not wholly offset the decline from the large manufacturers of commercial jets. Therefore, in 2002, we anticipate declines in both sales and earnings for Specialty Materials, compared with 2001.

However, we remain confident of the underlying growth drivers for the airline industry. Passenger air-miles have grown four percent per year over the past 20 years, and we expect this long-term trend to continue. We also expect continued greater use of composites in all aerospace applications. So, although we expect a short-term reduction in this business, we are confident in its future growth.

BUILDING BLOCK CHEMICALS

This business was adversely impacted by various factors: surplus acrylonitrile capacity coupled with lower demand reduced sales and earnings, and extremely high U.S. natural gas costs also reduced profitability. The net result was a loss of nearly $19 million. We took actions to reduce costs and to optimize capital investments and inventory and the result was that this business was cash positive.

We continued to reduce the earnings cyclicality of Building Block Chemicals by mothballing our ammonia unit and restructuring our Fortier, Louisiana, plant operations, generating annual savings of nearly $7 million.

BOARD OF DIRECTORS

In October 2001, James A. Stanley was elected to Cytec's Board of Directors. He is President and Chief Executive Officer of Howmet Corporation, a wholly owned subsidiary of Alcoa Inc. that supplies turbine engine components used in jet aircraft and industrial gas power generation. His aerospace industry knowledge coupled with his operating experience will be valuable to Cytec and our Board of Directors.

OUTLOOK FOR 2002

Monetary and fiscal policies have not yet stimulated economic growth in the manufacturing and industrial sectors of the economy. Consequently, we do not foresee a global economic recovery in 2002.

We expect reduced demand for both of our Specialty Chemicals segments to be offset to some degree by the market penetration from new products and technologies. Improvements in raw material costs and from our productivity initiatives are also expected to provide benefits. Overall, we anticipate essentially flat sales in both segments. We anticipate a modest improvement in earnings for Water and Industrial Process Chemicals and much better earnings improvement in Performance Products as a result of cost reductions and lower raw materials costs. However, both segments are not expected to reach historical earnings levels.

Building Block Chemicals is expected to improve its results in 2002. While demand is anticipated to continue at low levels, we expect benefits from the Fortier restructuring and lower energy costs to impact the business favorably. We still expect a modest loss for the year, given the reduced demand. However, we are taking the right actions to drive down costs and reduce earnings cyclicality.

We expect reduced sales and earnings for Specialty Materials primarily due to lower demand from Boeing and Airbus. We will continue to invest in new product development and to gain the benefits from integrating our most recent acquisitions.

Given current economic conditions, we expect reduced earnings per share for Cytec in 2002, compared with 2001. We continue to focus aggressively on initiatives to improve profitability, but they cannot offset external economic factors.

We have great confidence in Cytec's future. We have the plans and the financial strength to withstand the current economic environment. Our balance sheet is strong with a modest amount of debt. We are moving forward with investments for our future growth. Our capital expenditure plans for the next three years include a major investment in the refurbishment of our Stamford, Connecticut, Specialty Chemicals Research and Development facility that will provide new products for Cytec's growth.

In summary, we believe that we have a realistic operating plan for 2002. We are determined to do our utmost to mitigate the effects of economic recession and position Cytec for accelerated recovery and future growth. We are dedicated to realizing our vision of being a premier specialty chemicals and materials company and to enhancing shareholder value.



David Lilley
Chairman, President and
Chief Executive Officer

specialty materials


32.5%

SEGMENT SALES
Specialty Materials

2001 Achievements

- Diversified business portfolio lessened impact of commercial aircraft downturn
- New business and research and development activities positioned us for enhanced long-term growth
- Obtained several large, multi-year contracts that provide market share gains
- Joint Strike Fighter development and production programs awarded to Lockheed, which named Cytec sole source provider of structural composites for this long-term project
- Completed two acquisitions

Customer Solutions

- Structural adhesives, advanced composites
- Serving the entire aerospace spectrum

Market Leadership

- The full-solution global leader in both aerospace composites and adhesives

Growth Drivers

- Technological leadership
- Increasing pace of metal replacement with composites
- Structural bonding
- Strong growth in military, business, and regional jets; rotorcraft






A3XX-100


USA

APPLICATIONS

Commercial airliners, regional and business jets, military aircraft, satellites and launch vehicles, high performance automotive applications, specialty recreational products, electronics.

SUMMARY OF FIVE-YEAR GROWTH STRATEGIES

- Support ongoing product and process developments focusing on military, large commercial transport, regional/business jet, and high performance automotive applications as well as our regional growth in Europe
- Continue investing in technologies that reduce customers' costs to produce advanced composites and bonded structures
- Accelerate aerospace adhesives growth with rapid commercialization of new products, novel chemistries, and next-generation adhesives
- Leverage our advanced materials portfolio and technical partnership business model with customers in non-aerospace markets
- Continue striving for operational excellence and outstanding customer service with Six Sigma and continuous improvement
- Continue investing in our human resources to strengthen and diversify our skills base



INNOVATIVE MATERIALS SOLUTIONS FOR DEMANDING APPLICATIONS

Our Engineered Materials business is the technology leader in both aerospace film adhesives and aerospace composites. We provide innovative, engineered materials and business solutions to aerospace and high performance non-aerospace customers for the design, development, and manufacturing phases of some of the most demanding applications in the world.

Our Engineered Materials business achieved excellent results in 2001 despite difficult business conditions in the latter part of the year. We strengthened our position through significant investments in research and development and by developing new products and technologies to drive long-term growth.

The objective of our Engineered Materials business is to create long-term, sales-driven earnings growth through a commitment to technology, service, and value creation for our customers. The substitution of our advanced materials for metals in aerospace, high performance automotive, and other specialty applications is expanding. In addition, we are developing products and technologies that enable customers to fabricate advanced structures and components at lower costs than previously possible, thus helping to accelerate the process of conversion to structural adhesives and advanced composites.

With equal or better strength than aluminum and weight savings of 20 percent to 40 percent, our specially formulated products are used to create lightweight structural components that can improve the performance and operating economics of any aircraft. In many emerging programs, composites are now considered an enabling technology without which some aircraft cannot be built.

Today composites perform a critical role in new and developing aircraft designs, including the Airbus A-380 double-decker airliner, Boeing Sonic Cruiser, Lockheed F-22 Raptor and Joint Strike Fighter, C17 and A400 military transports, and all-composite fuselage of Raytheon's Premier and Horizon business jets. Each makes step changes in the percentage of composites in the aircraft's structure.

INNOVATIVE SOLUTIONS AND TECHNOLOGY DRIVE GROWTH

In 2001, our Engineered Materials research and product development teams continued to produce innovative new products to fuel growth. They also provided value through technological innovation with the development of new composite systems to solve significant part fabrication challenges for customers.

In one case, we developed a new product that is highly resistant to core crush. If this phenomenon occurs as customers fabricate parts, the parts have to be scrapped. Our solution not only eliminated core crush, but also created additional value by enabling customers to reduce the labor and materials costs for the fabricated component.

Another example of our technology fueling growth was the development of a new carbon composite to provide a customer with the advantages of an easier to manufacture low porosity, high quality surface finish. We continue to translate our technologies into value-added solutions that outperform competitive materials at a lower total cost to customers.

We are also developing a new family of composite products that will enable fabrication of parts never before made from composites. These new products combine resin infusion, textile fiber technologies, and our proprietary polymer chemistry to capture the benefits of composites for complex structures that were previously manufactured only by the machining of metals. This step change in product and manufacturing technology will deliver significant reductions in the weight and cost of fabricated composite parts.

Other 2001 research and development achievements included the development of the technologies for low temperature curing and out-of-autoclave parts processing. These capabilities offer customers greater value with lower costs and more manufacturing flexibility.


CRJ700





NEW ADHESIVES PRODUCTS EMPLOY NOVEL CHEMISTRIES

Research in our novel resin chemistries led to new developments in adhesives in 2001. A new family of syntactic core products delivering superior resistance to moisture that previously limited the use of these materials was introduced for both military and commercial applications.

We expect continued growth from our family of water-based adhesive bonding primers. These products meet customers' demanding technical requirements and comply with new environmental regulations requiring the reduction of volatile organic components.

Through the close coordination between our basic research and product development organizations, we are breaking through technical barriers to deliver new products that increase the benefits that can be achieved from composite and bonded structures. We will continue to provide customers with new products that create value-added material advantages to continue long-term growth.

TWO ACQUISITIONS ADD TECHNOLOGY AND OPPORTUNITY

During 2001 we completed two acquisitions that provide new technology and market opportunities for our advanced materials business. Acquiring the composites business of 3M strengthens our resin chemistry portfolio and provides access to low cost composite manufacturing processes that are growing in importance as composites consumption increases. In addition, this acquisition establishes a foothold for us in a specialty industrial market that is a new business opportunity.

We also acquired BP's carbon fiber business. This secures for us critical supplies of qualified, pan carbon fiber and pitch carbon fiber for composites production. Carbon-fiber-based composites are increasingly used in aerospace and high performance applications.

SIX SIGMA PROGRAM GROWS WITH SUCCESSES AND LEADERSHIP

During 2001 we continued to advance Six Sigma in our Engineered Materials business. We expanded the use of this powerful methodology through strong leadership, focused project work, and continued certification of Six Sigma experts in our organization.

We achieved several successes by extending the use of Six Sigma to help customers solve problems and accelerate progress in research and development programs. This broader application of Six Sigma resulted in increased market share, development of solutions to complex technical challenges, and improved operational performance.

In the operations area, we concluded agreements with key suppliers to secure fixed raw material prices to support some longer-term contracts that we have secured with customers. In 2001 we began implementation of a common enterprise resource planning (ERP) and laboratory information management system (LIMS). Full implementation of the ERP and LIMS systems will be completed in 2002, providing enhanced operations management tools as well as access to consolidated supply chain information.

Today we are an even more customer-focused organization. Moving forward, we will more effectively manage costs and accelerate commercialization of new products and technologies, thus strengthening our long-term competitive position and profitability. These will position us for accelerated recovery and profit growth when the commercial aerospace cycle again turns upward.



specialty chemicals: water and industrial process chemicals


24.2%

SEGMENT SALES
Water and Industrial Process Chemicals

WATER TREATING CHEMICALS

Customer Solutions
- Flocculants, coagulants, filter aids, drilling mud additives, biocides

Market Leadership
- One of the world's leaders

2001 Achievements
- Application of Six Sigma impacted first time right quality, resulting in increased customer satisfaction and major cost reductions
- Constructed world-class, dry PAM facility, doubling previous capacity and providing superior quality and operating costs

Growth Drivers
- Increased demand for clean water
- Environmental regulations
- Regional economic development
- The need to minimize waste

MINING CHEMICALS

Customer Solutions
- Reagents, promoters, collectors, frothers, flocculants, defoamers, depressants, filter aids

Market Leadership
- Global leader

2001 Achievements
- Implemented new liquid xanthate process in Chile plant, generating significant additional capacity and operational savings at minimal capital investment
- AEROPHINE promoters commercialized for two major customers in Peru and Tunisia

Growth Drivers
- Lower quality ores require better performing mining chemicals
- Expertise to tailor solutions for each customer

PHOSPHINE CHEMICALS

Customer Solutions
- Phosphine and phosphine derivatives for mineral recovery and metals processing, solvent extraction, catalyst ligands, chemical and pharmaceutical intermediates, electronics, and fumigation

Market Leadership
- Global leader

2001 Achievements
- Secured largest-ever contract to supply new CYANEX solvent extractant to Asia-Pacific customer
- Received first ECO2FUME fumigant order from China for startup of one of the world's largest grain storage facilities

Growth Drivers
- Requirements for higher performance products
- Shift to more environmentally friendly fumigants



APPLICATIONS
Water and wastewater treatment, mineral separation and processing, electronics, solvent extraction, chemical and pharmaceutical processing, agricultural fumigants.

water treating and mining chemicals

SUMMARY OF FIVE-YEAR GROWTH STRATEGIES

- Expand our leading global positions in water treating chemicals and mineral processing chemical technologies
- Bring new and innovative technologies as rapidly as possible to direct and service company marketing channels
- Offer partnerships to customers to maximize the value of our technology, production, supply chain, and applications know-how
- Strive for the lowest operational and capital costs for all technologies, while offering competitive quality and service
- Leverage Six Sigma competencies and tools to maximum benefit

water treating chemicals:

PROPRIETARY SEPARATION TECHNOLOGY ENHANCES GROWTH

During 2001 we maintained our technology momentum with innovative products and services, while continuing our global expansion in water treating chemicals.

Our leading position in liquid-solids separation processes is based on research and development programs that have resulted in many patented chemistries. Research and development is driven by Cytec's focus on designing polymeric structures and working with customers to develop superior applications technologies. This enables our customers to achieve economic benefits, while meeting growing environmental needs.

The primary end markets served by our water treating business include industrial water and wastewater treatment, oil field drilling and recovery, and municipal applications. At more than $2 billion, these markets offer many opportunities for global growth.

STRATEGIC PLAN DRIVES LONG-TERM GROWTH FOR WATER TREATING

During 2001 our water treating business made progress with achievements in market development, applications technologies, and operational excellence. These enabled us to increase sales volumes, even though economic contraction in many markets impacted demand and fostered more aggressive competition.

Volume growth was a result of our successful execution of strategies to expand our product range and the technological support we provided to global full-service water treatment companies. These customers use our products in the broad packages of chemicals, services, and equipment that they market to their customers. Our strategy has produced consistent growth that is expected to continue over the long term.

GROWING DEMAND REQUIRES PLANT EXPANSIONS

Increasing environmental regulations, global economic development, and the need to minimize waste have contributed to a growing demand for water and wastewater treating technology. Additionally, customer demand for a more diverse product offering has led to enhancement in process capabilities. In support of these growth drivers, and with plant operations approaching design capacity, major plant expansions were completed during 2001 at our Bradford, United Kingdom, and Mobile, Alabama, facilities.

Our Bradford dry polyacrylamide plant capacity was doubled with state-of-the-art manufacturing technologies. Capacity at our Mobile facility was increased by approximately 40 percent and operations were automated. Our Mobile facility is now the world's largest emulsion polyacrylamide plant.

MOBILE PLANT DEMONSTRATES ADVANTAGES OF SIX SIGMA

Our Mobile plant is a flagship for demonstrating the benefits of our implementation of Six Sigma. This and other continuous improvement tools and automation projects are enhancing quality and eliminating waste. During the year, quality performance was excellent, resulting in enhanced customer satisfaction. Ongoing Six Sigma projects will continue to increase the productivity of operations and improve profitability.

The implementation of an ERP system favorably impacted all aspects of the operations and supply chain for Water Treating Chemicals. Customer satisfaction increased through improved on-time delivery performance and reduced lead times. As a result, both customers and Cytec are reducing inventory and working capital. Further optimization of our ERP forecasting, planning, and logistics should enable us to achieve world-class performance standards by the end of 2002.

Based on our expertise, Water Treating Chemicals has taken over the responsibility for some logistics functions of several customers. We will continue to develop such competencies to provide Cytec with another point of competitive differentiation.

CORE COMPETENCIES ALIGNED WITH CUSTOMER NEEDS

A primary objective of our water treating business is to ensure excellent integration of its core competencies with our customers' needs. Consequently, we upgraded our selling and technical support competencies in 2001 and reorganized our commercial team to apply corporate account management in serving major customers.

As a result, we are better positioned to leverage our resources to meet customer needs in new product technology and applications development, supply chain capabilities, and manufacturing strengths. In a growing number of instances, we are becoming the preferred manufacturer for companies seeking a wide range of water-soluble polymer technologies at optimal cost.

SALES TO BENEFIT FROM PRODUCT TECHNOLOGY

Cytec is the global leader in polyacrylamide chemistries and technology. In 2001 we strengthened our position by increasing our investment in research and development, leading to the development of a number of new product and manufacturing process technologies.

In dry polyacrylamides, we launched a new range of high solubility and low insoluble products in conjunction with new process technologies aided by Six Sigma. These products possess excellent performance characteristics and are expected to provide significant growth in industrial process applications.

Probably the most important change emphasized during 2001 was the integration of our technological resources with those of our customers. This resulted in several custom-made products for specific applications and several new, generic flocculant products.

mining chemicals:

GLOBAL LEADERSHIP

We are the leading global supplier of specialty mining reagents and flocculants. Our chemical technologies and applications expertise are used extensively in ore flotation and separation by leading global companies in the alumina, metallic sulfide, and industrial minerals mining businesses.

NEW PRODUCTS ENHANCE LONG-TERM GROWTH

Our 2001 Mining Chemicals sales reflected the soft global economy. However, the impact was reduced as we continued to market the value of our mining chemical technologies. Investments in research and development are ensuring that our technology franchise will be continuously supported by new products to drive growth.

Cytec continues to expand in South America, Asia, and Australia, the growth markets for our mineral processing chemicals. Our leading technical expertise, broad product line, global presence, and commitment to supply chain excellence position us as an ideal business partner.

Throughout 2001 a major emphasis was the further development and penetration of key flotation applications in the sulfide minerals markets. Our laboratories in Stamford, Connecticut, are focused on the development of proprietary collectors and frothers based on new technologies. This, along with tailored formulations for specific applications, will position us for above market growth in 2002 and beyond. We also launched a new range of synthetic depressants with characteristics that outperform older, less-effective technologies. Early results from this technology, especially in the platinum processing industry, are promising.

Our leadership position in the alumina segment was further enhanced through an extension of our proprietary technology. We also commenced development of a range of new technologies to address one of the alumina industry's worst problems: in-process scale. We have several other unique chemistries in development for this industry. Future sales from these technologies may enhance our position in the alumina industry.

CAPACITY EXPANSIONS AND SIX SIGMA ENHANCE GROWTH

Our Mining business has also benefited from increased capacity for emulsion and dry polyacrylamide products. In addition, our facilities for producing flotation reagents achieved significant quality improvements accompanied by ongoing cost reductions. Implementation of ERP processes resulted in significantly more effective working capital management.

We began extending the application of Six Sigma to our customers in 2001. The complexities of ore-flotation in mineral processing adapt well to Six Sigma techniques, which can be used at a mining site to fine-tune process chemical performance and identify new product development opportunities for our technologists.

Our long-term growth strategies will continue to emphasize close relationships with our global mining customers. Continuous improvements in all aspects of the business will result from an increasing use of Six Sigma, while we drive our technology programs for a continuous stream of new products to meet our customers' growing needs.

phosphine chemicals

SUMMARY OF FIVE-YEAR GROWTH STRATEGIES

- Broaden phosphine product line through proprietary technologies for pharmaceutical, specialty chemical catalysis, and reactive intermediate applications
- Accelerate global growth of fumigant business with product registrations in additional target countries and development of new applications technologies
- Expand phosphine and derivatives production capacity to meet growing demand for high value products

PHOSPHINE CHEMICALS TECHNOLOGY, FOUNDATION OF A GROWTH BUSINESS

Cytec is a pioneer in developing the technology and new applications of phosphine chemistry. Phosphine and its derivatives are sold in growing markets around the world for applications where their value-added performance enhances our customers' operations and economics. This includes using phosphine technologies as solvent extraction reagents, chemical and catalyst intermediates, flame-retardants, reagents in mineral recovery, and in diverse pharmaceutical, agricultural and electronics applications.

Our Phosphine Chemicals business is focused on accelerating the pace of its growth. In 2001 we achieved significant advances in market development, new product and applications technology, and operational excellence. These accomplishments have resulted in sales increases and have positioned our phosphine business for significant long-term growth.

MARKET DEVELOPMENT, REGULATORY APPROVALS DRIVE GROWTH

In late 1999, we completed the acquisition of a phosphine-based fumigants business. Since then, we have pursued regulatory approval for this product line in each of our major global markets, while simultaneously developing safe, cost-effective applications equipment.

After securing approval for both food and non-food applications of our ECO2FUME fumigant in the United States, we were able to grow this global business by more than 20 percent in 2001.

We are now pursuing regulatory approval for ECO2FUME and VAPORPH3OS fumigants in key European and North American markets. These products provide additional opportunities for future growth.

NEW PRODUCT TECHNOLOGY DRIVES SALES GROWTH

We are the global leader in phosphine and phosphine derivatives technology. We strengthened our position significantly in 2001 by expanding our investment in research and development.

Research in phosphine and phosphine derivatives chemistry is performed through both in-house and university-funded discovery programs designed to produce an increasingly diverse range of unique phosphine derivatives. In addition, in collaborative development programs with customers, we are developing new applications for these products.

Over the past two years, our research and development programs produced several new classes of organo-phosphine chemistries that have led to numerous patent applications. In 2001 products introduced within the past five years comprised approximately 20 percent of total sales.

With our phosphine derivative technologies, we continue to make excellent progress in pharmaceutical and fine chemical catalyst applications through the improved thermal stability of our products, resulting yield improvements, and better separation properties.

OPERATIONAL EXCELLENCE

The growing demand for phosphine products and the increased diversity of our product line has required a steady increase in production capacity and process capabilities at our Welland, Ontario, plant. Operational advances have been accomplished primarily through productivity improvements and process innovation, rather than with major capital investments.

Our focus has been on improving first-time-right product quality, increasing product yields, and reducing manufacturing cycle times through process development and automation. In 2001 we expanded our capabilities with the introduction of Six Sigma techniques to support additional process improvements.

During 2001 our Welland plant focused on increasing the production rate of phosphine gas. Our efforts resulted in a 10 percent increase in the sustained rate of production, compared with 2000 production levels. Similar improvements in phosphine derivatives production were also achieved in 2001. This resulted in production capacity gains for our AEROPHINE promoter and CYANEX extractant products.







specialty chemicals: performance products


31.3%

SEGMENT SALES
Performance Products

COATING AND PERFORMANCE PRODUCTS

Customer Solutions
- Melamine and urea crosslinkers, urethane chemicals, surfactants, and acrylamide-based specialty monomers

2001 Achievements
- Introduced eight new products
- Successfully deployed Six Sigma with wide-ranging operational and financial benefits
- Completed integration of amino crosslinking acquisition
- Completed major melamine amino resin plant expansions
- Reengineered major manufacturing plant to reduce production costs and improve operations

Growth Drivers
- Shift to high solids, water-based and other environmentally friendly coatings
- Higher performance requirements

Market Leadership
- A leading global supplier of specialty chemicals for coatings, adhesives and inks, and emulsion polymer applications

POLYMER ADDITIVES

Customer Solutions
- Light stabilizers and high performance antioxidants

Market Leadership
- A leading global supplier to the plastics market

2001 Achievements
- Introduced new family of ultraviolet light stabilizers
- Added new applications and acquired new customers using Six Sigma and new CYANOX 1790 antioxidant process
- Continued growth trend in Europe and Latin America

Growth Drivers
- Plastics replacing metal
- Customized, proprietary additive blends and formulations
- Higher performance requirements for plastics
- Expanded international resources



APPLICATIONS
Automobile, industrial, and consumer product coatings; plastic additives; adhesives; paints.

coating and performance chemicals

SUMMARY OF FIVE-YEAR GROWTH STRATEGIES

- Utilize our global franchise position as a foundation for the development and application of technologies for the coatings, adhesives and inks, and emulsion polymer markets
- Broaden our product offerings through internal development and acquisitions
- Realize the full benefits of our operational excellence initiatives

STRATEGIC FOCUS ON DIFFERENTIATED TECHNOLOGY AND SOLUTIONS PARTNERING

Our Coating and Performance Chemicals (C&PC) business is a market-focused, technology-driven, solutions partner serving customers in the coatings, adhesives, inks, and emulsion polymerization markets. C&PC is well positioned in its markets, providing critical and valued technologies to a strong customer base.

In 2001 a challenging combination of high raw material costs and soft demand negatively impacted our business. Nonetheless, we achieved productivity and operational improvements and implemented significant cost reduction programs, while focusing on new product development activities to position the business for accelerated growth when markets recover. We are prepared to achieve sustainable long-term growth, supporting our customers through a strong emphasis on technology and applications expertise.



NEW PRODUCT DEVELOPMENT IS KEY TO CUSTOMER SOLUTIONS

A strong technology portfolio is the cornerstone of C&PC. We work closely with our customers to improve the performance, environmental compatibility, and system economics of their coatings formulations. Our market-focused team of experienced industry professionals continues to focus on selling value to and partnering with customers. Cytec's organizational capabilities enable us to define market needs, leverage the solutions of our strong technology portfolio, and generate new growth opportunities.

Our proprietary work on customer-specific projects has resulted in the development of several new amino crosslinkers for next generation clear-coat applications in the automotive industry. Customers are using our resins to produce automotive OEM paints with enhanced durability, appearance, and environmental compatibility.

A new liquid resin and catalyst adhesive system for a variety of wood-bonding applications was introduced and successfully commercialized in 2001. This product can be used with a broad array of substrates and performs well under a range of manufacturing parameters. These characteristics constitute a major industry advance with important competitive advantages. Compared with solid resin systems, our liquid systems exhibit improved properties, require less energy to cure a coating, and offer handling and hygiene advantages.

We have added several new environmentally responsive products. A new, cost-effective amino crosslinker designed for wood finishes, can coatings, and coil-coating primers enables paint manufacturers to formulate coatings with the benefit of very low formaldehyde levels. Our new, environmentally friendly surfactant helps customers to reduce volatile organic compounds in emulsion polymers for their architectural paints and nonwoven binder applications.

We are also continuing to commercialize our proprietary, single-component resin technology for metal-to-rubber adhesion in tire, belt, and hose applications. This patented chemistry has generated significant customer interest in the rubber industry due to its performance and industrial hygiene benefits, compared with existing technologies.

In 2002 and beyond, C&PC will continue to focus a greater portion of research and development resources on opportunities where our considerable technical expertise can be applied to achieve greater impact. New products are being directed at addressing longstanding unmet market-wide needs, particularly in the coatings segment. While these products serve a number of industrial coatings applications, a common theme with our customers is the need for higher performance combined with more environmentally friendly formulations.

OPERATIONAL EXCELLENCE INITIATIVES

During 2001 cost reduction and operational improvement objectives were achieved through manufacturing excellence initiatives, product and plant rationalizations, and successful Six Sigma projects. Within our C&PC organization, 15 engineers and scientists were trained in the use of Six Sigma techniques and then deployed at our manufacturing plants to focus on cost and operational improvement opportunities.

Our C&PC business has achieved significant and wide-ranging benefits from Six Sigma, and there are additional opportunities for further improvements. Initial projects have resulted in improved equipment reliability, plant throughputs, and raw material yields in key resin products as well as reduced product variability. These have lowered costs, enhanced finished product quality, and reduced waste. During 2001 we also focused on reducing manufacturing costs through reengineering and Six Sigma initiatives at our plant in Wallingford, Connecticut. Our success in Wallingford will serve as a template for continuous improvement actions at other sites.

Following up on our discussion from last year, we continue to gain important synergies by consolidating production of the melamine resin business acquired from BIP into our plants. This leverages our lower raw material and manufacturing costs. As part of the project to consolidate and increase the flexibility of our global production, we invested in a capacity expansion at our resins plant in Lillestrom, Norway. These actions will help us to meet growing market demands for the foreseeable future.

Our actions in 2001 created a leaner and more customer-focused organization that has reduced costs and enhanced our productivity and technology focus. We are strengthening our position for the future by accelerating the pace of change and execution and ensuring that our customers recognize Cytec as a preferred supplier. These and other initiatives are expected to position us for accelerated recovery and sustained profit growth.

polymer additives

SUMMARY OF FIVE-YEAR GROWTH STRATEGIES

- Expand our position as a leader in polymer stabilization and formulation with new technologies, solutions-based technical support, and new channels to market
- Launch and promote new products based on proprietary chemistries
- Establish strategic manufacturing partnerships to improve our cost position and broaden our product portfolio
- Utilize industrial alliances such as PolymerAdditives.com to strengthen our channels to market

COMMITMENT TO TECHNOLOGICAL LEADERSHIP

Our Polymer Additives business is a global leader in ultraviolet light stabilizer and high performance antioxidant technologies. These chemical technologies serve customers in the plastics industry.

The central focus of this business is to accelerate the pace of long-term growth through a commitment to technological leadership, new product development, and solutions-based technical service. In 2001 we strengthened our position through significant investments in research and development and the development of new products and technologies to support our long-term growth in global plastics markets.

NEW PRODUCT TECHNOLOGY DRIVES SALES GROWTH

We have made continuous improvements in the new product development process for our Polymer Additives business, especially in shortening the lead-time to market. This has increased the contribution of new product sales to overall sales growth.







During 2001 research and development programs for our Polymer Additives business generated several new, innovative antioxidants and light stabilizers that led to a number of patent applications. These new products expand the breadth of our product portfolio, while also enhancing the total solutions capability available for our customers.

Two products in our revolutionary family of additives, both CYASORB THT light stabilizers for polyolefins and other plastics, were launched in early 2001. Later in the year, a third product in this growing family was introduced. CYASORB THT light stabilizers are based on our proprietary, hindered amine light stabilizer (HALS) and triazine chemistries. These chemistries provide extraordinary efficiency as ultraviolet light stabilizers. Our customers are finding that CYASORB THT light stabilizers substantially increase the service life of the plastic products in which they are used. The key markets for these light stabilizers include agricultural films, large plastic containers, outdoor garden furniture, and toys. The versatility of these technologies makes them suitable for a broad range of plastics applications, thus increasing potential growth opportunities.

Our polymer additives technologies are outperforming competitive products by offering our customers superior color, gloss retention, and physical property maintenance in their plastic products. Other product developments in 2001 included the introduction of new light stabilizer systems for thermoplastic polymers used in automotive interiors and exteriors. A new HALS product was introduced for use in polypropylene fiber applications. This highly effective, proprietary ultraviolet light stabilizer provides high color yield with a broad range of fiber pigments that lowers pigment usage costs for fiber formulators who use our products.

Our Polymer Additives business continues to develop a niche market position in technology-based antioxidants. A new antioxidant system has been developed for the fast-growing nonwoven market. This system improves color stabilization in nonwoven applications, such as diaper and personal hygiene films.

BUILDING GLOBAL PRESENCE IN ASIA-PACIFIC

Today, more than 50 percent of our Polymer Additives sales are outside of North America. Polymer additives are increasingly used globally, particularly in the Asia-Pacific region, as plastics replace metal, wood, and other materials in consumer and industrial products.

During 2001 our Polymer Additives business took actions to develop our market presence in Asia. We added resources in China, where there is a rapidly growing and increasingly sophisticated plastics industry, and in Japan, which is a major market for plastics. These actions strengthen our global presence and provide new avenues for long-term growth.

OPERATIONAL EXCELLENCE INCREASES PRODUCTIVITY

Our Polymer Additives business has maintained its focus on operational excellence for continuously improving productivity and profitability. Continuous improvement initiatives have focused on improving product quality, increasing product yields, and reducing manufacturing cycle times. Process development and automation have optimized results. In 2001 our Willow Island plant achieved production efficiency improvements and capacity increases for our HALS products and the specialty products from our custom manufacturing unit.

As a result of manufacturing cost reductions and process efficiency improvements, the operating costs for our Polymer Additives business were reduced by more than $1 million in 2001. Most of these savings were realized through Six Sigma initiatives. Other Six Sigma initiatives increased capacity on selected manufacturing lines by more than 15 percent.

building block chemicals


12.0%

SEGMENT SALES
Building Blocks

Customer Solutions
- Acrylonitrile, acrylamide, hydrocyanic acid, melamine, sulfuric acid

Market Leadership
- World-class operations producing melamine, acrylamide, acrylonitrile, and sulfuric acid

2001 Achievements
- Major restructuring undertaken to streamline operations
- Achieved supply chain improvements and reduction in distribution costs
- Productivity improvements are being achieved using the Six Sigma process
- Positioned Building Blocks for stronger performance in 2002 through cost and productivity improvements

Growth Drivers
- Vertical integration and low cost production
- Increasing volumes supplied to our specialty chemicals segments







APPLICATIONS
Raw materials and chemical intermediates for internal use and external markets.

SUMMARY OF FIVE-YEAR GROWTH STRATEGIES
- Ensure a secure, high quality, low cost supply of melamine and acrylamide for internal use in manufacturing specialty chemical products
- Achieve world-class manufacturing quality and low costs
- Optimize cash flow
- Utilize risk management strategies to reduce the impact of economic cyclicality on Cytec

In a difficult operating environment during 2001, our Building Block Chemicals (BBC) business continued to pursue its core objectives. It provided high quality, low cost melamine and acrylamide to our specialty chemicals businesses, and it optimized the generation of cash to support our corporate growth objectives.

AMMONIA PLANT MOTHBALLED TO LOWER COSTS
In mid-2001, we mothballed the ammonia plant located at our Fortier manufacturing complex in Louisiana. The plant had been using higher cost, domestic natural gas to make ammonia, a raw material for melamine and acrylonitrile, which are also produced at Fortier. Melamine is used in our specialty coatings, and acrylonitrile is a precursor for water treating and mining chemicals.

Production from the ammonia plant has been replaced with lower cost ammonia purchased from external suppliers. This has facilitated the elimination of the fixed and raw material costs associated with our ammonia plant. The net result is improved flexibility and profitability for our BBC business.

FORTIER PLANT RESTRUCTURING REDUCES COST, INCREASES FLEXIBILITY
We have restructured our Fortier complex to reduce operating and personnel costs by $7 million annually. Our salaried workforce was reduced by approximately one-third, and a labor contract was negotiated that will more effectively engage the talents and capabilities of the hourly employees. In addition, detailed design services that supported engineering operations have been outsourced, and the services of our Fortier information technology partner have been streamlined. As a result of these developments, several office buildings have been vacated and human resources have been consolidated to improve communication and productivity. All of this is part of our ongoing drive to ensure that Fortier continues as a highly efficient, low cost facility.

Through careful planning and excellent teamwork across the Fortier workforce, we have met the challenges of implementing our restructuring. Rigorous training and excellent operational execution minimized disruptions to manufacturing.

Operational excellence is a vital part of our BBC culture. The safety, environmental, cost reduction, and quality objectives for each of our plants are closely tracked by a balanced scorecard. This core discipline quantifies each plant's progress against established goals to ensure that operating plans are executed efficiently.

MANUFACTURING TECHNOLOGY ENHANCES EFFICIENCY
During 2001 BBC demonstrated its commitment to continuous improvement by continuing to install automated manufacturing technologies that increase the time on stream and cost efficiency of each plant.

We also expanded the use of other manufacturing technologies, such as advanced process controls (APC) and critical variable control systems. APCs have been installed in our acrylonitrile and sulfuric acid manufacturing plants to improve process controls and support production process optimization. As a result, BBC has achieved raw material and utility cost savings.

SIX SIGMA PROCESS DRIVES PRODUCTIVITY INCREASES
BBC is also using the Six Sigma process to increase productivity. Six Sigma has been applied in sulfuric acid, acrylonitrile, melamine, acrylamide, and utility plants that are part of the Fortier complex.

The initial benefits resulting from Six Sigma have included the reduction of natural gas usage in our sulfuric acid and acrylonitrile plants. In our melamine plant, Six Sigma helped to increase capacity by reducing variability in process control limits, efficiently removing ammonia from the effluent stream, and minimizing the fouling of reboilers. These improvements were achieved without any additional capital investment.

Process engineers also implemented Six Sigma techniques in our acrylonitrile plant. Using Six Sigma methods, a new process methodology was defined. The revised process resulted in the separation of non-economic material from the acrylonitrile plant's product and waste streams. This allows burning of the material in the plant's energy recovery systems, thus providing another source of energy that reduces energy costs. In addition, previous costs for disposal of the material have been eliminated.

SUPPLY CHAIN AND DISTRIBUTION COSTS ARE OPTIMIZED
The same operational excellence processes used in our manufacturing plants were also used to reduce supply chain and distribution costs in 2001. BBC lowered distribution costs globally by cutting the size of its sulfuric acid and acrylamide rail car fleet and by optimizing the use of acrylonitrile storage tanks in North America and Europe. Storage in Houston was replaced with smaller capacity in New Orleans, and storage was also established in the Rotterdam area, which provides increased flexibility.

In a very challenging 2001, our BBC business focused on disciplined management to control costs and enhance efficiency. Continuous improvement in productivity, manufacturing reliability, and costs remain key objectives for the future.

safety, health, and the environment

Major Safety and Environment Awards Received by Cytec in 2001

UNITED STATES (COMPANY WIDE AWARD)
American Chemistry Council
Responsible Care® Employee Health and Safety Code Sustained Excellence Award

UNITED STATES (COMPANY-WIDE AWARD)
American Chemistry Council
Responsible Care® Leadership Award

ANTOFAGASTA, CHILE
Chilean Association of Safety
Award for Safety

ATEQUIZA, MEXICO
Federal Prosecutor Office for Environmental Protection
Clean Industry Certificate (The highest honor in Mexico for environmental performance)

ATEQUIZA, MEXICO
Mexican Association for Safety and Health
Merit Award

BOGOTA, COLOMBIA
Colombian Environmental Excellence Award (The highest honor in Colombia for environmental performance)

FORTIER, LOUISIANA
Louisiana Chemical Association
Distinguished Achievement for Contractor Safety, Contractor Safety (Level 1), and Contractor Safety (Level 2) awards

ROCK HILL, SOUTH CAROLINA
South Carolina Occupational Safety Council
Safety Performance Certificate

WELLAND, ONTARIO, CANADA
Canadian Chemical Producer's Association
Excellence in Safety Award

WILLOW ISLAND, WEST VIRGINIA
Governor's Safety Award

WINONA, MINNESOTA
Minnesota Safety Council
Outstanding Achievement Award in occupational safety

In June 2001, the American Chemistry Council (ACC) awarded Cytec its most prestigious honor, the Responsible Care® Employee Health and Safety Code Sustained Excellence Award. The award recognizes Cytec as "the best of the best" in consistently performing at the highest level, and it honors the dedication of every Cytec employee to our core values of safety, health, and environmental excellence.

Cytec was one of two companies to receive this award. To be eligible for the award, a company must perform in the top 10 percent or be one of the safest three companies in the large, medium, or small company category for each of the three previous years. Companies must also achieve zero employee and contractor fatalities and exhibit full implementation of the Responsible Care Employee Health and Safety Code at all of their sites.

Highlights of the evaluation criteria for the award and our performance achievements relating to the criteria include:

- **Success in health and safety performance**
  Cytec employees have achieved a 72 percent reduction in recordable injuries and illnesses since 1994 and a 39 percent reduction since 1999.
- **Innovative approaches to employee involvement in health and safety goals**
  We encourage and solicit our employees to help shape and formulate our health and safety goals. Our employees participate in process safety reviews, workplace inspections, the development of training programs, and an array of other safety activities
- **Unique or outstanding features in contractor programs**
  We require our contractors to adhere to the same requirements as our employees, and we apply our Safe Attitudes from Empowerment (SAFE) observation process to reinforce safe contractor behaviors. Through our approach, we have seen a 24 percent reduction in contractor total recordable injury and illness frequency from 1999 to 2000.

- **Outstanding OSHA citation and global regulatory inspection history**
  At Cytec, compliance is the minimum expected of all operations and employees globally.
- **Adherence to Responsible Care self-evaluations and performance measures**
  Responsible Care is an integral part of our safety, health, and environmental policies and procedures and a key factor in our sustained improvement. We have processes in place for all Responsible Care codes of practice.
- **Participation in the ACC's management systems verification process**
  We regarded our participation as an opportunity to learn additional ways for continuous improvement and to share our best practices with our industry. The management systems verification audit revealed numerous examples of Responsible Care excellence and strengths as well as some opportunities for improvement that we are addressing.

The ACC also awarded Cytec its Responsible Care Leadership Award for our superior safety and environmental performance for both employees and contractors, procedures for every element of Responsible Care, completion of a management systems verification audit, on-time commitment to the Environmental Protection Agency's High Production Volume Chemicals Program, communications and community outreach programs, product stewardship practices in informing and protecting our customers, and outstanding record of compliance with safety, transportation, and environmental regulations. Cytec was one of four companies to receive this award.

These and other awards given to Cytec in 2001 reflect our steadfast commitment to protecting our employees, the communities adjacent to our facilities, and the natural environment. They also represent our leadership in establishing and implementing safety, health, and environmental procedures and programs; our continuous striving to improve; and our achievement of outstanding performance.

RESPONSIBLE CARE PERFORMANCE GOALS

The ACC's Responsible Care program is an ongoing, continuous initiative to improve the chemical industry's responsible management of chemicals. Cytec, as a charter member of the program, has been involved with it since its inception. We regularly review and update our company-specific performance goals and monitor our progress in meeting them. We use Root Cause Analysis and Six Sigma techniques to identify and address areas in our businesses that we can improve. Cytec is voluntarily committed to three Responsible Care goals:

- **Achieve zero accidents that result in injuries to employees**
  Our injury rate in 2001 was 1.06 per 200,000 hours worked. Although our 2001 performance was significantly better than the chemical industry average and the average for all industries in the United States, it did not meet our high standards and expectations for continuous improvement, compared with our previous year's performance. We have made changes in our safety management system that will drive improvements uniformly throughout Cytec.
- **Reduce releases of SARA TRI chemicals by 25 percent within five years from our 1998 base-year level**
  2001 was a year of improved performance. Our TRI chemicals were reduced further, and we achieved our 25 percent reduction commitment two years ahead of schedule. In addition, our Fortier and Wallingford sites enrolled in the Environmental Protection Agency's Wastewise program, which recognizes efforts to reduce waste in all areas of operation.
- **Reduce to zero the number of annual reportable accidental releases of chemicals to the environment**
  The number of reportable accidental releases was reduced by 25 percent from the previous reporting period and by 31 percent from our base-year level.

ACC RESPONSIBLE CARE SECURITY CODE

At the beginning of 2002, the ACC announced that it is developing a new Responsible Care Security Code relating to safeguarding sites from potential terrorist attacks and building closer relationships with law enforcement in order to help assure the protection of chemical facilities. In the aftermath of the tragic events of September 11, 2001, Cytec improved existing security measures and instituted new ones to minimize the risks to our employees, facilities, and customers and the public. We have conducted site security audits, and we implemented new security policies and procedures relating to shipments and carriers, screening of mail, and employee business travel.

Cytec subscribes to the principles of Responsible Care® developed by the American Chemistry Council.

financial highlights



James P. Cronin
Executive Vice President and
Chief Financial Officer

In 2001 Cytec remained financially strong with very good debt coverage ratios and ample liquidity.

While disappointed with our sales results for the year, we performed better in aligning our inventories with reduced customer demand, thereby generating about $25 million in cash flow.

Our capital investments totaled $64 million and included major expansions in Mobile, Alabama; Bradford, United Kingdom; and Lillestrom, Norway, to support our water treating and specialty resins businesses.

We continued to enhance shareholder value through our stock repurchase program. For 2001, we returned to shareholders $52 million by repurchasing 1,711,300 shares of stock.

Cytec's net debt (debt less cash and cash equivalents) declined $26 million to $231 million.

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements. Dollars are in millions, except per share amounts.

GENERAL

During 2001 the Company completed the following acquisition transactions:

On August 31, 2001, the Company acquired certain assets of the carbon fiber business of BP plc ("BP"). The BP carbon fiber business had sales for the first half of 2001 of approximately $17 of which approximately 50% were sales to Cytec Engineered Materials ("CEM"), formerly known as Cytec Fiberite. CEM uses carbon fiber to reinforce engineered resin matrices and produce composites for a diverse range of commercial and military aerospace applications and other emerging applications. The acquisition enhances CEM's ability to maintain an uninterrupted supply of certain classes of carbon fiber. The acquisition, which includes manufacturing sites in Greenville and Rock Hill, SC, is reported as part of the Company's Specialty Materials segment.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," after reducing to zero the amounts that would otherwise have been assigned to certain assets acquired, the remaining "negative goodwill" was recognized as an extraordinary gain of $4.9, net of taxes, which related to the fair value of the inventories acquired less liabilities assumed. Taxes recorded related to the extraordinary gain were $2.6.

On March 30, 2001, the Company acquired the composite materials business of Minnesota Mining and Manufacturing Company ("3M") for cash consideration of $8.2. The acquisition resulted in goodwill of $3.5, which the Company has been amortizing on a straight-line basis over a period of 25 years. The acquired business has been integrated into the Company's Specialty Materials segment.

On March 27, 2001, the Company acquired the remaining 50% interest in the assets of the Avondale Ammonia Company manufacturing joint venture effective as of September 1, 2000, from the Company's partner, LaRoche Industries Inc. ("LaRoche"). The Company paid cash consideration of $0.8 and released certain claims against LaRoche relating to LaRoche's rejection of the partnership agreements. No goodwill was recognized as a result of this transaction. In the second quarter of 2001, the ammonia manufacturing facility was indefinitely mothballed.

During 2000 the Company completed the following disposition transactions:

On November 1, 2000, the Company completed the sale of its paper chemicals sizing and strength business to Bayer Corporation and the direct sales portion of its retention and drainage aids and fixative products business to Ciba Specialty Chemicals Water Treatments, Inc. The Company also agreed to produce paper chemicals for Bayer Corporation under a five year manufacturing agreement to which the Company allocated proceeds of $11.2, which were recorded as deferred revenue. This deferred revenue will be recognized over the term of the manufacturing agreement. The Company received net cash proceeds of $115.5 in connection with these transactions and recorded in other income, net, a pre-tax gain of $88.3. Included in the sale were the sales, marketing, research and development and technical services personnel and the dedicated field and laboratory equipment associated with the respective businesses. The Company retained approximately $18.1 of paper chemicals' accounts receivable and all of its Water and Industrial Process Chemicals production facilities. Paper Chemicals net sales were $97.9 and $106.4 in 2000 and 1999, respectively. Taxes of approximately $26.6 were paid in 2001 related to this divestiture.

On July 10, 2000, the Company completed the sale of two subsidiaries, which owned its 50% interest in Criterion Catalyst Company LP ("Criterion"), to its joint venture partner CRI International, Inc., a company of the Royal Dutch Shell Group, for cash consideration of $63.0. The consideration received approximated the carrying value of the Company's investment, which was included in investment in associated companies. The sale resulted in taxes paid of approximately $7.5.

During 1999 the Company completed the following acquisition and disposition transactions:

On October 29, 1999, the Company acquired the amino coatings resins business of BIP Limited (the "BIP business") for approximately $37.2 in cash plus future consideration with a value equivalent to approximately $8.3. The acquisition resulted in goodwill of $36.7, which the Company has been amortizing on a straight-line basis over a period of 40 years. The acquired business has been integrated into the Company's Performance Products segment. BIP retained its manufacturing plant in Oldbury, United Kingdom, where it will continue to manufacture certain amino coatings resins for Cytec under a long-term agreement.

On September 16, 1999, the Company acquired Inspec Mining Chemicals S.A. ("IMC") from Laporte plc for $25.1, net of $0.8 cash received. The acquisition resulted in goodwill of $20.1, which the Company has been amortizing on a straight-line basis over a period of 40 years. The acquisition, which included two manufacturing operations and a research and development center located in Chile, has been integrated into the Company's Water and Industrial Process Chemicals segment.

On August 11, 1999, the Company acquired assets of the global phosphine fumigants product line from BOC Group Inc. for $3.5 plus two additional payments aggregating $1.0, which were paid during 2000 upon approval of certain fumigant registrations by the U.S. Environmental Protection Agency. The acquisition resulted in goodwill of $2.2, which the Company has been amortizing on a straight-line basis over a period of 20 years from the original date of acquisition. The terms of the acquisition also provide for additional consideration to be paid if the acquired product line's net sales exceed certain targeted levels, which has not yet occurred. All additional payments are payable in cash and will be recorded as additional goodwill when the contingencies for such payment have been met. The acquired business has been integrated into the Company's Water and Industrial Process Chemicals segment.

On January 25, 1999, the Company acquired assets of the Nottingham Company's industrial minerals product line for $4.0. The acquisition resulted in goodwill of $0.3, which the Company has been amortizing on a straight-line basis over a period of 40 years. The acquired business has been integrated into the Company's Water and Industrial Process Chemicals segment.

On January 21, 1999, the Company sold substantially all of the assets of its engineered molding compounds business, excluding land, buildings and one product line, to Rogers Corporation of Manchester, Connecticut, for $4.3.

All acquisitions have been accounted for under the purchase method of accounting with the purchase prices allocated to the assets acquired and liabilities assumed based on their estimated fair values. The results of operations for the acquired businesses are included from the dates of acquisition in the Consolidated Financial Statements. Amounts recorded as excess of the purchase price over the identifiable assets acquired (i.e., goodwill) are included in Acquisition Intangibles in the Consolidated Balance Sheets. Consolidated results of operations for the years ended 2001, 2000 or 1999 would not have been materially different if any of the acquisitions had occurred on January 1 of the respective preceding years. Accordingly, pro forma sales, net earnings and earnings per share disclosures have not been provided.

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Asset Retirement Obligations" ("SFAS 143"). SFAS 143 addresses the accounting and reporting requirements for legally unavoidable obligations associated with the retirement of tangible long-lived assets. In general, SFAS 143 requires entities to capitalize asset retirement costs of related long-lived assets in the period in which they meet the definition of a liability and to allocate those costs to expense using a systematic and rational method. SFAS 143 will become effective for the Company beginning January 1, 2003. The Company is reviewing the potential impact of SFAS 143 on its consolidated results of operations and financial position, which is expected to be immaterial.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires business combinations consummated after June 30, 2001, to be accounted for using the purchase method of accounting. It also specifies the criteria that intangible assets must meet to be recognized apart from goodwill. SFAS 142 requires the use of a non-amortization approach to account for purchased goodwill and intangibles with indefinite useful lives. Under this approach, goodwill and intangibles with indefinite useful lives are not amortized, but instead are reviewed for impairments at least annually and written down only in the periods in which it is determined that the recorded value is greater than the fair value. SFAS 142 also requires that intangible assets with determinable useful lives be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 142 will become effective for the Company beginning January 1, 2002. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001, have been amortized through December 31, 2001, in accordance with the appropriate pre-SFAS 141 and 142 accounting literature.

The Company has evaluated its goodwill and intangible assets using the new criteria in SFAS 141, and as a result, certain intangibles that no longer met the criteria for recognition apart from goodwill were reclassified as goodwill effective January 1, 2002. The Company has also re-evaluated the remaining useful lives and residual values of all intangible assets with determinable useful lives and has made all necessary amortization period adjustments effective January 1, 2002.

The Company's acquisition intangibles, net of accumulated amortization, before and after such reclassifications were as follows:

	Goodwill	Intangibles	Total
Before reclassifications:			
Water and Industrial Process Chemicals	$ 31.3	$ 3.8	$ 35.1
Performance Products	49.1	26.7	75.8
Specialty Materials	250.2	15.0	265.2
Building Block Chemicals	–	–	–
Total	$330.6	$45.5	$376.1
After reclassifications:			
Water and Industrial Process Chemicals	$ 31.1	$ 4.0	$ 35.1
Performance Products	50.1	25.7	75.8
Specialty Materials	252.6	12.6	265.2
Building Block Chemicals	–	–	–
Total	$333.8	$42.3	$376.1

In connection with the transitional goodwill impairment test, SFAS 142 requires the Company to assess whether there is any indication that goodwill is impaired as of January 1, 2002. To accomplish this, the Company has defined its business segments as its SFAS 142 reporting units and has determined the carrying value of those reporting units as of January 1, 2002. The Company has until June 30, 2002, to determine the fair value of each reporting unit and compare it to the reporting unit's carrying value. If a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired, and the Company must then perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to its assets and liabilities in a manner similar to a purchase price allocation, to its carrying value. This second step, if required, must be completed by December 31, 2002, and any transitional impairment loss will be measured as of January 1, 2002, and recognized as the effect of a change in accounting principle. Although further evaluation is still needed to complete the transitional goodwill impairment test provisions of SFAS 142, the Company does not currently believe that adoption of the new standards will result in a material charge to earnings.

Overall, these new standards will have the impact of reducing amortization expense. However, future annual impairment reviews may result in future write-downs. Amortization expense related to goodwill and intangible assets, which was $12.8, $12.4 and $11.2 for the years ended December 31, 2001, 2000 and 1999, respectively, is expected to be approximately $3.1 for the year ending December 31, 2002, based on intangible assets existing at January 1, 2002, with the segment breakdown as follows: Water and Industrial Process Chemicals, $0.4; Performance Products, $1.6 and Specialty Materials, $1.1. The change in amortization expense related to the adjustment of remaining useful lives and residual values was immaterial.

On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). In general under SFAS 133, as amended, all derivative instruments must be recognized on the balance sheet at fair value. SFAS 133 also establishes accounting standards for reporting changes in the fair value of derivative instruments. If a derivative is deemed to be an effective hedge, depending on the nature of the hedge, changes in the fair value of the derivative will be either offset against changes in fair value of the hedged item through earnings or recognized on an after-tax basis in accumulated other comprehensive income within the equity section of the balance sheet until such time that the hedged item is recognized in earnings. Derivatives that do not qualify for hedge accounting as well as the ineffective portion of hedges must be adjusted to fair value through earnings. Under certain exceptions, SFAS 133 permits derivative instruments to be accounted for as executory contracts because physical delivery of the underlying commodity is probable. In those circumstances, SFAS 133 does not require derivative instruments to be recognized on the balance sheet at fair value. See Notes 1 and 4 of the Notes to the Consolidated Financial Statements for a discussion of the impact of SFAS 133 on the Company's derivative accounting policies.

The American Institute of Certified Public Accountants has issued a proposed Statement of Position ("SOP"), "Accounting for Certain Costs and Activities Related to Property, Plant and Equipment." If enacted, this SOP would, among other things, require the Company to change its method of depreciation.

The Company primarily utilizes the composite method of depreciation in the United States and Canada, applied on a straight-line basis over the estimated useful lives of various classes of assets. Under the composite method, depreciation is taken on the class of asset as a whole rather than on an individual asset basis. Depreciation continues until the entire asset class is fully depreciated. Upon disposition or retirement, the cost of such assets plus demolition costs less amounts realized on sale or salvage, is charged or credited to the accumulated depreciation account.

The Company is evaluating the impact of the proposed SOP. If enacted, excluding any cumulative effect of a change in accounting principle, it is expected that depreciation expense will decrease as depreciation on individual assets will cease as such assets are fully depreciated. On the other hand, upon disposition or retirement of assets, the net book value of such assets plus demolition costs less amounts realized from sale or salvage, will be charged or credited to earnings.

RESULTS OF OPERATIONS

The following table sets forth the percentage relationship that certain items in the Company's Consolidated Statements of Income bear to net sales:

Years ended December 31,

	2001	2000	1999
Net sales	**100.0%**	100.0%	100.0%
Manufacturing cost of sales	**77.1**	72.3	70.9
Gross profit	**22.9**	27.7	29.1
Selling and technical services	**8.3**	9.3	8.9
Research and process development	**2.3**	2.6	3.0
Administrative and general	**3.2**	3.2	3.6
Amortization of acquisition intangibles	**0.9**	0.8	0.8
Earnings from operations	**8.1**	11.8	12.8
Net earnings	**5.1**	11.9	8.4

NET SALES BY BUSINESS SEGMENT

The Company has four reportable segments: Water and Industrial Process Chemicals, Performance Products, Specialty Materials and Building Block Chemicals.

The Water and Industrial Process Chemicals segment produces water treating, mining and phosphine chemicals that are used mainly in water and wastewater treatment and mineral processing and separation. The segment included the Paper Chemicals business, which was substantially divested on November 1, 2000. The Performance Products segment produces coatings and performance chemicals and polymer additives that are used primarily in coatings, adhesives and plastics applications. The Specialty Materials segment manufactures and sells materials that are used mainly in commercial and military aviation and launch vehicles, satellite and aircraft brakes. The Building Block Chemicals segment manufactures acrylonitrile, acrylamide, hydrocyanic acid, melamine and sulfuric acid. Some of these products are upgraded into specialty chemicals (Water and Industrial Process Chemicals and Performance Products) products with the remainder sold to third parties. Internal usage is not reflected in net sales of Building Block Chemicals.

The Company's net sales by business segment are set forth below.

Years ended December 31,

	2001	2000	1999
Water and Industrial Process Chemicals(1)	**$ 335.0**	$ 403.1	$ 387.5
Performance Products	**434.7**	474.0	449.8
Specialty Materials	**450.2**	411.6	435.7
Building Block Chemicals	**167.2**	203.8	171.5
	$1,387.1	$1,492.5	$1,444.5

(1) On November 1, 2000, the Company substantially divested its Paper Chemicals business, which had sales of $32.0, $97.9 and $106.4 in 2001, 2000 and 1999, respectively.

For more information on the Company's segments, see Note 17 of the Notes to the Consolidated Financial Statements and further discussions in the Segment Results section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

YEAR ENDED DECEMBER 31, 2001, COMPARED WITH YEAR ENDED DECEMBER 31, 2000

Net sales for 2001 were $1,387.1, compared with $1,492.5 for 2000. The decrease was due to sales decreases in the Water and Industrial Process Chemicals, Performance Products and Building Block Chemicals segments of $68.1, $39.3 and $36.6, respectively, that were partially offset by a sales increase in the Specialty Materials segment of $38.6. Excluding the effects of the November 1, 2000, Paper Chemicals business divestiture, sales in the Water and Industrial Process Chemicals segment decreased $2.2.

Net sales in the United States were $736.9 for 2001, compared with $798.8 for 2000. International net sales were $650.2 for 2001, or 46.9% of total net sales, compared with $693.7, or 46.5% of total net sales, for 2000.

In the North America region (i.e., United States and Canada), net sales were approximately $796.9 for 2001, down 8.0% from the prior year. Overall, selling volumes decreased 4.8% in the region, excluding a 4.2% volume decrease resulting from the divestiture of the Paper Chemicals business. Selling volumes in Water and Industrial Process Chemicals decreased 1.9%, excluding an 18.7% volume decrease resulting from the divestiture of the Paper Chemicals business, Performance Products decreased 14.0%, Specialty Materials increased 10.6% and Building Block Chemicals decreased 27.7%. Overall, selling prices increased 1.3% in the region with the segment breakdown as follows: Water and Industrial Process Chemicals increased 0.1%, Performance Products increased 2.1%, Specialty Materials increased 0.4% and Building Block Chemicals increased 3.7%. For the region overall, the adverse effect of exchange rate changes reduced sales approximately 0.3%.

In the Europe/Mideast/Africa region, net sales were $328.5 for 2001, down 2.4% from the prior year. Overall, selling volumes increased 1.6% in the region, excluding a 3.4% decrease resulting from the divestiture of the Paper Chemicals business. Selling volumes in Water and Industrial Process Chemicals increased 4.8%, excluding a 12.1% volume decrease resulting from the divestiture of the Paper Chemicals business, Performance Products decreased 5.1%, Specialty Materials increased 6.5% and Building Block Chemicals decreased 1.3%. Overall, selling prices increased 1.0% in the region with the segment breakdown as follows: Water and Industrial Process Chemicals increased 0.8%, Performance Products increased 3.6%, Specialty Materials was flat and Building Block Chemicals decreased 4.4%. For the region overall, the adverse effect of exchange rate changes reduced sales approximately 1.6%.

In the Asia/Pacific region, net sales were $170.7 for 2001, down 11.7% from the prior year. Overall, selling volumes increased 1.1% in the region, excluding a 5.6% decrease resulting from the divestiture of the Paper Chemicals business. Selling volumes in Water and Industrial Process Chemicals decreased 4.9%, excluding a 21.5% volume decrease resulting from the divestiture of the Paper Chemicals business. Performance Products decreased 1.5%, Specialty Materials increased 4.5% and Building Block Chemicals increased 8.3%. Overall, selling prices decreased 4.6% in the region with the segment breakdown as follows: Water and Industrial Process Chemicals increased 3.0%, Performance Products increased 1.6%, Specialty Materials was flat and Building Block Chemicals decreased 19.7%. For the region overall, the adverse effect of exchange rate changes reduced sales approximately 2.6%.

In the Latin America region, net sales were $91.0 for 2001, down 5.8% from the prior year. Overall, selling volumes increased 3.0% in the region, excluding a 7.5% decrease resulting from the divestiture of the Paper Chemicals business. Selling volumes in Water and Industrial Process Chemicals increased 4.0%, excluding an 11.4% volume decrease resulting from the divestiture of the Paper Chemicals business and Performance Products increased 1.4%. Sales in the Specialty Materials and Building Block Chemicals segments are relatively small in this region, hence comparisons are not meaningful. Overall, selling prices increased 4.3% in the region with the segment breakdown as follows: Water and Industrial Process Chemicals increased 4.3% and Performance Products increased 8.1%. For the region overall, the adverse effect of exchange rate changes reduced sales approximately 5.6%.

Manufacturing cost of sales was $1,068.8, or 77.1% of net sales, for 2001 and included a restructuring charge of $4.6 related to the mothballing of the Fortier ammonia plant and the Company's share of the related personnel reduction at the Fortier facility. Excluding these charges, manufacturing cost of sales was $1,064.2, or 76.7% of net sales, for 2001. Manufacturing cost of sales was $1,078.7, or 72.3% of net sales, for 2000 and included net restructuring charges of $3.3 and a charge of $1.4 against receivables due the Company from its 50%-owned ammonia joint venture. Excluding these charges, manufacturing cost of sales was $1,074.0, or 72.0% of net sales, for 2000. Manufacturing costs as a percentage of sales increased primarily due to lower production levels resulting from weaker demand in the Performance Products and Building Block Chemicals segments, the net adverse effects of exchange rate changes and higher raw material prices, particularly in the first quarter, partially offset by the benefits from higher selling prices.

Selling and technical services expenses decreased $22.9, research and process development expenses decreased $6.2 and administrative and general expenses decreased $2.9 primarily as a result of the divestiture of the Paper Chemicals business and the Company's continuing cost control efforts. Amortization of acquisition intangibles increased $0.4 due to the additional amortization expense resulting from the acquisition of the composite materials business of 3M on March 30, 2001. Included in selling and technical services expenses for 2001 was a restructuring charge of $0.8 related to the Company's share of the personnel reductions at the Fortier facility. Excluding this charge, selling and technical services expenses were $114.8 for 2001. Included in selling and technical service expenses for 2000 was a net restructuring charge of $5.4 primarily related to a workforce reduction and the discontinuance of a tolling operation. Excluding this charge, selling and technical services expenses were $133.1 for 2000. Excluding these items from both years, selling and technical service expenses decreased $18.3 year over year.

Other income, net, was $7.9 for 2001 and included gains of $7.0 related to the sale of reclaimed land in Florida and the favorable settlement of a royalty issue concerning mineral rights associated with a former phosphate rock mining joint venture also in Florida. Other income, net, was $104.6 for 2000 and included a gain of $88.3 from the divestiture of the Paper Chemicals business, a gain of $13.3, discounted and net of expenses, from an insurance settlement with a group of insurance carriers for an environmental remediation coverage suit and a charge of $4.8 for the write-down of receivables due from the AC Moldings Compounds joint venture. Excluding these items, other income, net, was $7.8 for 2000 and included a gain of $7.1 from the sale of real estate.

Equity in earnings of associated companies was $0.1 for 2001 and included a charge of $2.3 for the Company's 50% share of the CYRO Industries restructuring charges, which included $3.7 related to the shutdown of CYRO's manufacturing facility in Niagara Falls, Ontario, Canada, and $0.8 related to CYRO's share of the infrastructure restructuring at the Company's Fortier facility. Excluding this charge, equity in earnings of associated companies was $2.4 for 2001, down $12.6 from 2000. The decrease was due to lower sales at associated companies, primarily CYRO, and the fact that 2000 included earnings of $4.2 from the Criterion Catalyst joint venture, which was divested on July 10, 2000. Associated company sales were $306.9 in 2001, compared with $496.3 in 2000. Excluding sales of the divested Criterion Catalyst joint venture, 2001 sales of associated companies decreased 15.0% from 2000. Sales at CYRO Industries, which sells acrylic sheet and molding compounds across a broad range of industrial markets, primarily in North America, where demand has been weak as a result of the soft economy, decreased 13.9%, primarily due to lower selling volumes resulting from weaker demand. For 2001, CYRO Industries posted a small loss due to the restructuring charges previously mentioned. Excluding the restructuring charges, CYRO Industries' 2001 earnings decreased 73.4% from 2000. However, earnings in the second half of 2001 improved relative to the first half of 2001 as the restructuring benefits began to be realized. For further information about the Company's associated companies, see Note 5 of the Notes to Consolidated Financial Statements.

Interest expense, net, was $19.6 for 2001, a decrease of $5.5 from 2000. The decrease reflects the lower outstanding debt levels during 2001.

The income tax provision was $34.9 for 2001 and $93.5 for 2000, which reflects an underlying effective tax rate of 34.5% for both years.

DILUTED EARNINGS PER SHARE
(in dollars)



$5
4
3
2
1
0
99
00
01

2000 diluted earnings per share includes non-recurring items totaling $1.30 per diluted share. 2001 diluted earnings per share includes non-recurring items totaling $0.12 and an extraordinary gain, net of tax, of $0.12 per diluted share.

Earnings before extraordinary item were $66.2, or $1.59 per diluted share, for 2001, compared with $177.6, or $4.15 per diluted share, for 2000. Included in 2001 was $7.7 ($5.0 after-tax, or $0.12 per diluted share) from restructuring charges. Excluding these charges, adjusted earnings before extraordinary item for 2001 were $71.2, or $1.71 per diluted share. Included in 2000 was a gain of $88.3 ($57.8 after-tax, or $1.35 per diluted share) from the divestiture of the Paper Chemicals business and a gain of $13.3 ($8.7 after-tax, or $0.20 per diluted share) from an insurance settlement with a group of insurance carriers for an environmental remediation coverage suit. Also included in 2000 were charges of $11.5 ($7.5 after-tax, or $0.18 per diluted share) from net restructuring and other charges and a charge of $4.8 ($3.1 after-tax, or $0.07 per diluted share) for the write-down of receivables due from the AC Moldings Compounds joint venture. Excluding these items, adjusted earnings before extraordinary item for 2000 were $121.7, or $2.85 per diluted share. The adjusted year-over-year decline in earnings before extraordinary item of $50.5, or $1.14 per diluted share, was primarily due to lower sales volumes in the Performance Products and Building Block Chemicals segments, the adverse effects of unfavorable exchange rate changes and higher raw material prices, particularly in the first quarter. This was partially offset by increased sales volumes in the Specialty Materials segment, the benefits from higher selling prices in the Specialty Chemical segments (i.e., Water and Industrial Process Chemicals and Performance Products) and the favorable effect of the Company's stock repurchase program.

During 2001, the Company recognized an extraordinary gain, net of taxes, of $4.9, or $0.12 per diluted share, related to its August 31, 2001, acquisition of the BP carbon fibers business. Taxes recorded on the transaction were $2.6. For further information, see Note 2 of the Notes to Consolidated Financial Statements.

SEGMENT RESULTS

Water and Industrial Process Chemicals: Water and Industrial Process Chemicals net sales were $335.0 in 2001, which, excluding a 16.4% decrease due to the Paper Chemicals divestiture, was a decrease of 0.5% from 2000. Selling volumes increased approximately 0.2%, excluding a 16.4% decrease related to the divestiture of the Paper Chemicals business. The adverse effects of exchange rate changes reduced sales 2.0%, while selling prices favorably affected sales 1.3%. Overall, sales in water treatment and phosphine chemicals grew, primarily due to increased selling volumes that partially offset the sales declines in mining chemicals.

Earnings from operations were $25.7, or 7.7% of net sales, in 2001, compared with $40.2, or 10.0% of net sales, in 2000. The decrease in earnings from operations was primarily the result of lower selling volumes, higher raw material costs and the net adverse effects of exchange rate changes, slightly offset by the benefits from higher selling prices and lower operating costs.

Performance Products: Performance Products net sales were $434.7 in 2001, a decrease of 8.3% from 2000. The effects of weak economies around the world impacted demand from the broad base of industrial markets (e.g., automotive, industrial and plastic markets) served by the Performance Products segment. As a result, selling volumes, particularly in the North America region, were down significantly. For the segment overall, selling volumes decreased 9.3%, and the adverse effects of exchange rate changes decreased sales approximately 1.7%, while increased selling prices favorably affected sales 2.7%.

Earnings from operations were $16.3, or 3.7% of net sales, in 2001, compared with $56.8, or 12.0% of net sales, in 2000. The decrease in earnings from operations reflects the impact of reduced sales and production levels resulting from weak demand, higher raw material costs and the net adverse effects of exchange rate changes, partially offset by the benefits from higher selling prices.

Specialty Materials: Specialty Materials net sales were $450.2 in 2001, an increase of 9.4% from 2000. Selling volumes increased 9.5%, of which approximately 2.2% were from sales generated as a result of the March 30, 2001, acquisition of the 3M composite materials business and the August 31, 2001, acquisition of the BP carbon fibers business (for further information on these acquisitions, see Note 2 of the Notes to Consolidated Financial Statements and further discussions contained in this Management's Discussion and Analysis). The remaining increase in selling volumes was attributable to strong demand in aerospace applications (i.e., large commercial aircraft, regional jets and military aircraft). Selling prices increased 0.3%, while the adverse effects of exchange rate changes decreased sales 0.4%.

Earnings from operations were $95.9, or 21.3% of net sales, in 2001, compared with $85.9, or 20.9% of net sales, in 2000. The increase in earnings from operations reflects the increase in selling volumes and lower fixed costs per unit, which resulted from leveraging the segments manufacturing operations.

Building Block Chemicals: Building Block Chemicals were impacted by poor demand, particularly for acrylonitrile, and narrowing profit margins. As a result, net sales to external customers were $167.2 in 2001, a decrease of 18.0% from 2000. For the segment overall, selling volumes decreased 13.0%, selling prices decreased 4.7% and the adverse effects of exchange rate changes decreased sales 0.3%. Acrylonitrile accounted for the majority of the decline in selling volumes and price.

Losses from operations were $18.7 in 2001, compared with earnings from operations of $12.7 in 2000. Earnings (losses) from operations were negatively impacted by reduced production volumes in response to lower demand, lower selling prices, the adverse effect of exchange rate changes and reduced acrylonitrile margin spreads as declines in selling prices more than offset decreases in overall raw material costs.

In the second quarter of 2001, the Company announced a restructuring at its Fortier facility, which included the indefinite mothballing of its ammonia manufacturing facility. For further information on this restructuring charge, see Note 3 of the Notes to Consolidated Financial Statements and further discussions contained in this Management's Discussion and Analysis.

On March 27, 2001, the Company acquired the remaining 50% interest in the assets of the ammonia manufacturing joint venture, effective as of September 1, 2000, from the Company's partner, LaRoche Industries Inc. For further information on this acquisition, see Note 2 of the Notes to Consolidated Financial Statements and further discussions contained in this Management's Discussion and Analysis.

YEAR ENDED DECEMBER 31, 2000, COMPARED WITH YEAR ENDED DECEMBER 31, 1999

Net sales for 2000 were $1,492.5, compared with $1,444.5 for 1999. The increase was primarily due to sales increases in the Water and Industrial Process Chemicals, Performance Products and Building Block Chemicals segments of $15.6, $24.2 and $32.3, respectively. This increase was partially offset by a sales decrease in the Specialty Materials segment of $24.1. For further information, see Segment Results discussion below.

Net sales in the United States were $798.8 for 2000, compared with $816.0 for 1999. International net sales were $693.7 for 2000, or 46.5% of total net sales, compared with $628.5, or 43.5% of total net sales, for 1999.

In the North America region (i.e., United States and Canada), net sales were $866.0 for 2000, down 1.7% from the prior year. Overall, selling volumes decreased 3.4%. Selling volumes in Water and Industrial Process Chemicals increased 1.2%, Performance Products increased 2.3%, Specialty Materials decreased 8.3% and Building Block Chemicals decreased 11.6%. Overall, selling prices increased 2.0% with the segment breakdown as follows: Water and Industrial Process Chemicals decreased 0.7%, Performance Products decreased 0.8%, Specialty Materials increased 0.1% and Building

Block Chemicals increased 21.0%. For the region overall, the adverse effect of exchange rate changes reduced sales about 0.3%.

In the Europe/Mideast/Africa region, net sales were $336.5 for 2000, up 0.7% from the prior year. Overall, selling volumes increased 8.1%. Selling volumes in Water and Industrial Process Chemicals increased 7.1%, Performance Products increased 16.4%, Specialty Materials increased 4.1% and Building Block Chemicals decreased 2.8%. Overall, selling prices decreased 0.5% with the segment breakdown as follows: Water and Industrial Process Chemicals decreased 5.9%, Performance Products increased 0.4%, Specialty Materials were flat and Building Block Chemicals increased 12.0%. For the region overall, the adverse effect of exchange rate changes reduced sales approximately 6.9%.

In the Asia/Pacific region, net sales were $193.4 for 2000, up 26.5% from the prior year. Overall, selling volumes increased 13.4%. Selling volumes in Water and Industrial Process Chemicals increased 15.4%, Performance Products increased 20.6%, Specialty Materials increased 4.8% and Building Block Chemicals increased 3.5%. Overall, selling prices increased 13.4% with the segment breakdown as follows: Water and Industrial Process Chemicals increased 1.5%, Performance Products decreased 0.6%, Specialty Materials were flat and Building Block Chemicals increased 54.8%. For the region overall, the adverse effect of exchange rate changes reduced sales approximately 0.3%.

In the Latin America region, net sales were $96.6 for 2000, up 26.4% from the prior year. Overall, selling volumes increased 26.9%. Selling volumes in Water and Industrial Process Chemicals increased 28.5%, and Performance Products increased 17.3%. Sales in the Specialty Materials and Building Block Chemicals segments are relatively small in this region, hence comparisons are not meaningful. Overall, selling prices increased 2.4%. Water and Industrial Process Chemicals increased 3.0%, and Performance Products increased 1.7%. For the region overall, the adverse effect of exchange rate changes reduced sales approximately 2.9%.

Manufacturing cost of sales was $1,078.7 for 2000 and included net restructuring charges of $3.3 and a charge of $1.4 against receivables due the Company from its 50%-owned ammonia joint venture. Excluding these charges, manufacturing cost of sales was 72.0% of net sales for 2000. Manufacturing cost of sales was $1,023.6 for 1999 and included a net restructuring credit of $1.5. Excluding this credit, manufacturing cost of sales was 71.0% of net sales for 1999. Excluding these special items, manufacturing cost of sales as a percentage of sales was up in 2000 when compared with the prior year. The combined results of adverse exchange rate changes and higher raw material costs offset the benefits from higher selling volumes, increased selling prices and the Company's manufacturing rationalization and productivity initiative programs.

Selling and technical service expenses were $138.5 for 2000 and included a net restructuring charge of $5.4. Selling and technical service expenses were $129.2 for 1999 and included a restructuring charge of $0.3. Excluding these special items, selling and technical service expenses increased $4.2. This increase is attributable to the Performance Products segment and reflects costs from the Company's acquisition of the BIP business in 1999.

Research and process development expenses were $38.6 for 2000 and included a net restructuring charge of $1.1. Research and process development expenses were $43.8 for 1999 and included a restructuring charge of $1.7. Excluding these special items, research and process development expenses decreased $4.6, which was due primarily to lower patent costs that tend to fluctuate depending on activity and reduced research expenses in the Performance Products segment.

Administrative and general expenses were $47.7 for 2000 and included a net restructuring charge of $0.3. Administrative and general expenses were $51.7 for 1999 and included a charge of $2.5 for external costs associated with tax planning and a net restructuring charge of $0.1. Excluding these special items, administrative and general expenses decreased $1.5, which reflects the benefits of the Company's efforts to contain costs in this area

Amortization of acquisition intangibles was $12.4 for 2000, an increase of $1.2 from the prior year. The increase was due to the additional intangibles resulting from the acquisitions of the BOC Gases' global phosphines fumigant product line in August 1999, IMC in September 1999 and the BIP Business in October 1999.

Other income, net, was $104.6 for 2000 and included several special items. Those special items were a gain of $88.3 from the sale of the Paper Chemicals business, a gain of $13.3, discounted and net of expenses, received from insurance settlement agreements entered into with a group of insurance carriers in an environmental coverage suit and a provision of $4.8 against receivables due from the AC Moldings Compounds joint venture. Excluding these special items, other income, net, was $7.8 and included a gain of $7.1 from the sale of real estate. Other income, net, was $9.3 for 1999 and included gains of $4.5 from the sale of real estate, $2.2 from royalty income and $1.6 from the sale of certain product lines.

Equity in earnings of associated companies was $15.0 for 2000, an increase of $9.4 from the prior year. The increase was primarily due to the operational improvements at Criterion, relative to its losses in 1999. The Company's interest in Criterion was sold on July 10, 2000. CYRO Industries sales were up about 10.0%, but earnings were relatively flat due to higher raw material costs, principally acetone and methanol. CYRO Industries also experienced weak demand in December 2000.

Interest expense, net, was $25.1 for 2000, a decrease of $1.8 from the prior year period. The decrease reflects the lower outstanding debt levels during 2000.

The income tax provision was $93.5 for 2000, which reflects an underlying effective tax rate of 34.5%. The income tax provision was $51.7 for 1999 and included a credit of $8.0 related to the utilization of prior years' tax credits. Excluding the impact of this item, the underlying effective tax rate for 1999 was 34.5%.

Net earnings for 2000 were $177.6, or $4.15 per diluted share. Special items included in 2000 were a gain of $88.3 ($57.8 after-tax, or $1.35 per diluted share) from the sale of the Paper Chemicals business and a gain of $13.3 ($8.7 after-tax, or $0.20 per diluted share) from the environmental remediation insurance settlements. Also included in 2000 were charges of $11.5 ($7.5 after-tax, or $0.18 per diluted share) from net restructuring and other charges and a $4.8 ($3.1 after-tax, or $0.07 per diluted share) provision against receivables due from the AC Moldings Compounds joint venture. Excluding these special items, net earnings for 2000 were $121.7, or $2.85 per diluted share. Net earnings for 1999 were $121.3, or $2.73 per diluted share. Included in 1999 was a credit of $8.0, or $0.18 per diluted share, related to the reduction in income tax expense from the utilization of prior years' tax credits, which is partially offset by a charge of $2.5 ($1.6 after-tax, or $0.04 per diluted share) for tax planning expenses. Also included in 1999 was a charge of $0.6 ($0.4 after-tax, or $0.01 per diluted share) related to the net effect of restructuring activities. Excluding these special items, net earnings for 1999 were $115.4, or $2.60 per diluted share. Excluding these special items for both years, the period-over-period earnings per diluted share growth was 9.6%. Earnings per diluted share were also favorably impacted by the Company's stock repurchase program.

SEGMENT RESULTS

Water and Industrial Process Chemicals: Water and Industrial Process Chemicals sales increased 4.0% to $403.1, and earnings from operations decreased 7.6% to $40.2. For the overall segment, selling volumes increased 7.8%. This includes a 3.5% volume increase due to the acquisition of IMC in September of 1999 and a 3.5% volume decrease due to the divestiture of the Paper Chemicals business on November 1, 2000. The increase in selling volumes was partially offset by the adverse effects of exchange rate changes and lower selling prices, which reduced sales approximately 2.5% and 1.3%, respectively. The lower earnings from operations were primarily the result of higher raw material costs of petroleum derivatives, such as propylene, net unfavorable exchange rate changes, particularly in Europe, and lower selling prices which more than offset the benefits from higher selling volumes and lower operating costs.

Performance Products: Performance Products sales increased 5.4% to $474.0, and earnings from operations increased 10.1% to $56.8. For the overall segment, selling volumes increased 8.6%, which includes a 3.4% volume increase due to the acquisition of the BIP Business in October of 1999. The higher selling volumes were partially offset by the adverse effects of exchange rate changes, which reduced sales by about 2.8% and lower selling prices, which were down about 0.4%. The segment serves a broad range of end markets, and during the fourth quarter of 2000, demand in these markets began to reflect the slowing in the U.S. and Asian economies. The improved earnings from operations were primarily the result of higher selling volumes, increased manufacturing productivity and certain licensing fees, partially offset by higher raw material costs, lower selling prices and the net unfavorable exchange rate changes.

Specialty Materials: Specialty Materials sales decreased 5.5% to $411.6, while earnings from operations increased 1.2% to $85.9. Selling volumes decreased 3.2% primarily due to lower Boeing commercial aircraft build rates and Boeing's transition from carbon to glass fiber composites for certain aircraft interiors. The divestiture of the engineered molding compounds product line and the adverse effects of exchange rate changes reduced sales another 1.8% and 0.6%, respectively. Selling prices were up about 0.1%. During the fourth quarter of 2000, demand from the large commercial airliner market began to improve. The growth in earnings from operations was primarily the result of lower raw material costs and the benefits of the Company's manufacturing rationalization programs.

Building Block Chemicals: Building Block Chemicals sales to external customers were $203.8, an increase of 18.8% from the previous year, and earnings from operations were $12.7, an increase of 108.2% from the prior year. For the overall segment, selling prices increased 26.1% and selling volumes decreased 1.6%, excluding a 3.3% volume decrease due to the divestiture of the methanol plant in December of 1999. The adverse effects of exchange rate changes reduced sales another 2.4%. Sales were favorably impacted by a sharp increase in acrylonitrile and acrylamide selling prices, although higher propylene and natural gas costs more than offset the selling price increases. Earnings from operations were favorably impacted by two major factors. First, improved plant operations led to significantly higher production volumes of acrylonitrile, thereby reducing manufacturing cost per unit. This in turn improved the overall gross profit of the segment. The second factor was reduced plant spending.

CASH FLOW FROM OPERATIONS
($ in millions)


$200
150
100
50
0
99
00
01

LIQUIDITY AND FINANCIAL CONDITION

At December 31, 2001, the Company's cash balance was $83.6, an increase of $26.8 from year-end 2000.

Net cash flows provided by operating activities totaled $142.3 for the year ended December 31, 2001, compared with $107.6 for the year ended December 31, 2000. Despite the overall slowdown of the economy and the corresponding impact on net earnings, net cash flows provided by operating activities increased $34.7, or 32.2%. Working capital reductions more than offset taxes paid of approximately $26.6 related to the gain on the divestiture of the Paper Chemicals business. Inventory levels in 2001 were reduced in line with lower production levels. Also, accounts receivable were down in 2001, particularly in the fourth quarter and in line with lower sales levels. In terms of days outstanding, inventory and accounts receivable levels remained flat with 2000. Accounts payable and accrued expenses also declined in line with lower sales and production levels. The decrease in accounts payable was compounded by exceptionally high raw material prices, particularly natural gas and propylene, reflected in the December 31, 2000, balance.

Payments against restructuring reserves for the years ended December 31, 2001, 2000 and 1999 were $8.9, $4.4 and $16.6, respectively. At December 31, 2001 and 2000, the restructuring liabilities to be paid were $4.4 and $9.9, respectively. The spending related to the remaining liabilities at December 31, 2001 is expected to be completed during the first half of 2002. Environmental remediation spending for the years ended December 31, 2001, 2000 and 1999 was $13.7, $15.3 and $18.6, respectively. The environmental reserve balance at December 31, 2001 and 2000 was $93.9 and $104.7, respectively, of which $20.0 was included in accrued expenses for both periods, with the remainder included in other noncurrent liabilities. Total cash disbursements for Postretirement Benefits Other Than Pension ("OPEB"), including Voluntary Employee Benefit Association (VEBA) Trust funding and Company paid benefits for the years ended December 31, 2001, 2000 and 1999 were $21.5, $39.0 and $27.7, respectively. The fair value of OPEB plan assets at December 31, 2001 and 2000 was $73.3 and $72.8, respectively, and the accrued OPEB liabilities at December 31, 2001 and 2000 were $277.9 and $291.8, respectively, of which $20.0 was included in accrued expenses for both periods, with the remainder included in other noncurrent liabilities. The Company expects spending for environmental remediation and OPEB in 2002 to be similar to 2001 levels, though there can be no assurance that the Company's annual cash expenditures for environmental remediation or OPEB will not be higher in the future (see Note 9 and Note 12 of the Notes to the Consolidated Financial Statements with respect to environmental matters and OPEB).

Net cash flows used for investing activities totaled $71.0 for 2001, compared with net cash flows provided by investing activities of $97.6 for 2000. Included in 2001 was capital spending of $63.9, proceeds received from the sale of assets of $2.9, funding of $9.0 to acquire 3M's composite materials business, the remaining 50% interest in the assets of the ammonia manufacturing joint venture and one other minor acquisition, and an additional investment in the PolymerAdditives.com joint venture of $1.0. Included in 2000 was capital spending of $76.5, proceeds received from the sale of assets of $177.6, which included $104.3 (pre-tax) from the sale of the Paper Chemicals business and $63.0 received from the sale of the Company's interest in the Criterion Catalyst joint venture, contingency related acquisitions payments of $1.0 and funding of $2.5 for the Company's one-third equity interest in the PolymerAdditives.com joint venture. The Company currently expects capital spending to be in the range of $75.0 to $80.0 in 2002. The anticipated increase is due primarily to a multi-year project to upgrade and modernize the Stamford, Connecticut, specialty chemicals research facility.

The Company believes that, based on its expected operating results for 2002 and further reductions in working capital levels, it will be able to fund operating cash requirements and planned capital expenditures in 2002 from its internal cash generation. For further discussion on risks, see Qualitative and Quantitative Disclosures About Market Risk, Significant Accounting Estimates and Comments on Forward-Looking Statements below.

Net cash flows used for financing activities totaled $42.2 for 2001, compared with $158.5 for 2000. In connection with the stock repurchase program discussed below, in 2001 the Company purchased 1,711,300 shares of Treasury Stock at a cost of $52.3, while in 2000 the Company purchased 2,161,700 shares of Treasury Stock at a cost of $63.1. Also in 2000, the Company paid-down $102.9 of its long-term debt.

During November 2000, the Company completed the $100.0 authorization to repurchase shares that was announced on January 25, 1999. The Company repurchased a total of 3,784,254 shares of its outstanding common stock under this authorization. On November 2, 2000, the Company announced an authorization of $100.0 to repurchase shares of its outstanding common stock. The repurchases will be made from time to time on the open market or in private transactions and will be utilized for stock option plans, benefit plans and other corporate purposes. Through December 31, 2001, the Company had repurchased 1,872,791 shares at a cost of $57.8 under this authorization. Current and expected economic conditions will be considered in future share repurchases.

In connection with the Company's stock repurchase program, during 2001 the Company sold an aggregate of 300,000 put options to an institutional investor in a series of private placements exempt from registration under Section 4(2) of the Securities Act of 1933. The put options entitled the holder to sell an aggregate of 300,000 shares of the Company's common stock to the Company at exercise prices ranging from $31.35 to $32.49 per share. The Company received premiums of approximately $0.6 on the sale of such options. Prior to December 31, 2001, 140,000 of the put options expired unexercised, 100,000 put options were exercised and resulted in the Company buying back 100,000 shares of its common stock at an exercise price of $32.49 per share and the holder elected to exercise the remaining 60,000 put options, which were settled by the Company purchasing 60,000 shares of its common stock at an exercise price of $31.347 per share, which was slightly "out of the money" at the time. At December 31, 2001, no put options remained outstanding. During 2000, the Company sold an aggregate of 400,000 put options at exercise prices ranging from $23.083 to $24.553 per share. Prior to December 31, 2000, the put options expired unexercised. The Company received premiums of approximately $0.6 on the sale of such put options. In lieu of purchasing the shares from the put option holder, the Company has the right to elect settlement by paying the holder of the put options the excess of the strike price over the then market price of the shares in either cash or shares of the Company's common stock (i.e., net cash or net share settlement).

The Company must maintain certain financial covenants contained in its Series C Cumulative Preferred Stock ("Series C Stock") held by MDP Holdings, Inc., a wholly owned subsidiary of the

American Cyanamid Company ("Cyanamid"), which in turn is a wholly owned subsidiary of Wyeth, formerly known as American Home Products Corporation. The Company must maintain a debt-to-equity ratio of no more than 2-to-1, a minimum fixed charge coverage ratio of not less than 3-to-1 for the average of the fixed charge coverage ratios for the four consecutive fiscal quarters most recently ended and must not incur more than $150.0 of debt unless the Company's equity is in excess of $200.0. If the Company has more than $200.0 in equity, then it may incur additional debt as long as its ratio of debt-to-equity is not more than 1.5-to-1. At December 31, 2001, the Company had $321.1 of debt and $636.8 of equity as defined in the Series C Stock covenant and, under the revised terms, would have the ability to incur up to an additional $634.1 in debt. Additionally, at December 31, 2001, restricted payments permitted under the Series C Stock, excluding any special restricted payments, were limited to $88.5. Restricted payments include, but are not limited to, payments of dividends on common stock, payments for the repurchase of common stock outstanding and payments on certain classes of debt.

At December 31, 2001, the Company's Credit Facility provided for unsecured revolving loans ("Revolving Loans") of up to $200.0. The Revolving Loans are available for the general corporate purposes of the Company and its subsidiaries, including, without limitation, for purposes of making acquisitions permitted under the Credit Facility. There were no borrowings outstanding under the Credit Facility at December 31, 2001 and 2000. The Credit Facility, which is scheduled to mature on July 28, 2002, contains covenants customary for such facilities. The Company was in compliance with all terms, covenants and conditions of the Credit Facility at December 31, 2001, and expects to replace the credit facility on or before its expiration. If the Company does not replace its existing credit facility, the Company expects that it will have sufficient liquidity from operating cash flows to fund the operating needs of the Company.

The Company does not guarantee the debt of its unconsolidated associated companies.

At December 31, 2001 and 2000, $10.0 was available for short-term use under an uncommitted credit facility and a U.S. dollar equivalent of approximately $18.4 and $14.8, respectively, was available under foreign currency denominated overdraft facilities. There were no outstanding borrowings under these facilities at December 31, 2001 and 2000.

During 1998, the Company sold an aggregate of $320.0 principal amount of senior debt securities in public offerings, consisting of (i) $100.0 principal amount of 6.50% Notes due March 15, 2003, (ii) $100.0 principal amount of 6.75% Notes due March 15, 2008 and (iii) $120.0 principal amount of 6.846% MandatOry Par Put Remarketed Securities℠ (MOPPRS℠) due May 11, 2025. The securities were offered under the Company's shelf registration statement, which has now been fully utilized. The Company received an aggregate of approximately $322.0 in proceeds from the sales before deducting expenses associated with the sales.

Except in limited circumstances, the MOPPRS℠ will be subject to mandatory tender to Merrill Lynch, as Remarketing Dealer, at 100% of the principal amount thereof, for remarketing on May 11, 2005 (the "Remarketing Date"). The interest rate on the MOPPRS℠ from the Remarketing Date to maturity will be 5.951% plus an applicable spread. If the Remarketing Dealer for any reason does not purchase all tendered MOPPRS℠ on the Remarketing Date or elects not to remarket the MOPPRS,℠ the Company will be required to repurchase the MOPPRS℠ from the beneficial owners thereof on the Remarketing Date at 100% of the principal amount thereof plus accrued interest, if any.

On December 15, 2000, the Company filed with the Securities and Exchange Commission a shelf registration statement covering $400.0 of debt securities, which may be offered by the Company from time to time. Proceeds of any sale will be used for general corporate purposes, which may include replacement of indebtedness and other liabilities, share repurchases, additions to working capital, capital expenditures and acquisitions. The Company has no immediate plans to offer securities under the registration statement. The registration statement became effective December 22, 2000.

At December 31, 2001, there were no interest rate swap agreements outstanding. At December 31, 2000, the Company was party to four interest rate swap agreements with an aggregate notional value of $80.0. Two of the swap agreements matured during 2001 and had virtually offsetting terms. Another swap agreement, which converted $20.0 of variable rate interest obligations to 6.25% fixed rate obligations, matured on November 1, 2001. The fourth interest rate swap agreement, which converted $25.0 of the Company's 6.75% fixed rate borrowings due on March 15, 2008, to a floating rate, was terminated during January 2001. Under the terms of the termination agreement, the Company received approximately $0.5 in cash.

Commencing in September 1997, the Company entered into a series of rate lock agreements to hedge against the risk of an increase in treasury rates related to the Company's offering of $300.0 in long-term debt securities. During 1997 and 1998, the Company made payments aggregating approximately $11.2 to settle the rate lock agreements, which is being amortized over the life of the 6.50% Notes, 6.75% Notes and 6.846% ("MOPPRS℠") as an increase in interest expense of such Notes. The amount of unamortized rate lock agreements included in long-term debt was $7.3 at December 31, 2001, and $8.4 at December 31, 2000.

The impact of inflation on the Company is considered insignificant since the rate of inflation has remained relatively low in recent years and investments in areas of the world where inflation poses a risk are limited.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion provides forward-looking quantitative and qualitative information about the Company's potential exposures to market risk arising from changes in foreign currency exchange rates, commodity prices, interest rates and equity price changes. Actual results could differ materially from those projected in this forward-looking analysis.

Market risk represents the potential loss arising from adverse changes in the value of financial instruments. The risk of loss is assessed based on the likelihood of adverse changes in fair values, cash flows or future earnings.

In the ordinary course of business, the Company is exposed to various market risks, including fluctuations in foreign currency exchange rates, commodity prices and interest rates. To manage the exposure related to these risks, the Company may engage in various derivative transactions in accordance with Company-established policies. The Company does not hold or issue financial instruments for trading or speculative purposes. Moreover, the Company enters into financial instrument transactions with either major financial institutions or highly-rated counterparties and makes reasonable attempts to diversify transactions among counterparties, thereby limiting exposure to credit- and performance-related risks.

Foreign Exchange Rate Risk: The risk of adverse exchange rate fluctuations is mitigated by the fact that there is no concentration of foreign currency exposure. In addition, the Company enters into foreign exchange forward contracts primarily to hedge currency fluctuations of transactions denominated in foreign currencies. At December 31, 2001, the principal transactions hedged were accounts receivable, accounts payable and inter-company loans denominated in a currency other than the functional currency of the business. The Company's practice is to hedge foreign currency exposures with foreign exchange forward contracts denominated in the same currency and with similar critical terms as the underlying exposure, and therefore, the instruments are effective at generating offsetting changes in the fair value, cash flows or future earnings of the hedged item or transaction. Foreign exchange forward contracts are reported as either assets or liabilities on the balance sheet with changes in their fair value recorded in other income, net, together with the offsetting gain or loss on the hedged asset or liability.

At December 31, 2001, the Company had net foreign exchange contracts to purchase an aggregate of 20.0 Euros, 10.7 British pounds and 1.2 Norwegian krone for U.S. dollars. The Company also had net contracts for the following U.S. dollar equivalent aggregate amounts: contracts to purchase 1.3 Norwegian krone for other European currencies, primarily British pounds; contracts to purchase 18.3 British pounds for Euros; contracts to purchase 10.3 Norwegian krone for Euros and contracts to sell 0.3 of other currencies for Euros. The fair value of foreign exchange contracts, based on forward exchange rates at December 31, 2001, exceeded contract values by approximately $0.6. Assuming that year-end exchange rates between the underlying currencies of all outstanding foreign exchange contracts and the various hedged currencies were to adversely change by a hypothetical 10%, the change in the fair value of all outstanding contracts at year-end would be a decrease of approximately $6.3. However, since these contracts hedge foreign currency denominated transactions, any change in the fair value of the contracts would be offset by changes in the underlying value of the transaction being hedged.

Commodity Price Risk: The Company selectively utilizes natural gas forward contracts to hedge its exposure to price risk associated with the purchase of natural gas primarily for utility purposes. The maturity of these contracts correlate highly to the actual purchases of the commodity and have the effect of securing predetermined prices that the Company pays for the underlying commodity. While these contracts are structured to limit the Company's exposure to increases in commodity prices, they can also limit the potential benefit the Company might have otherwise received from decreases in commodity prices. Because the Company takes actual delivery of the physical commodity, natural gas forward contracts are not required to be recognized on the balance sheet at fair value, instead realized gains and losses on these contracts are included in the cost of the commodity upon settlement of the contract. To the extent that the Company's strategy for managing commodity price risk changes, including the use of financially settled derivative instruments, the accounting methods used to record those transactions may differ from the policies described above.

At December 31, 2001, the Company had $6.8 notional value of natural gas forward contracts with January through October, 2002, delivery dates outstanding. Based on year-end NYMEX prices, the Company had a net unrealized loss of $0.7. Assuming that year-end prices were to adversely change by a hypothetical 10%, the incremental increase in cost of goods sold would be approximately $0.6.

Interest Rate Risk: At December 31, 2001, the financial liabilities of the Company consisted primarily of fixed rate long-term debt, which had a carrying value of $314.7, a principal balance of $320.0 and a fair value, based on dealer quoted values, of approximately $321.9. Assuming other factors are held constant, interest rate changes generally affect the fair value of fixed rate debt, but do not impact earnings or cash flows. Accordingly, assuming a hypothetical increase of 1% in interest rates and all other variables were to remain constant, interest expense would not change, and the fair market value of the fixed rate long-term debt would decrease approximately $9.5.

Equity Price Risk: In connection with the Company's stock repurchase program, the Company selectively utilizes freestanding put option contracts that are indexed to the Company's stock and entitle the holder to sell shares of the Company's common stock to the Company at specified exercise prices. In lieu of purchasing the shares from the put option holders, the Company has the right to elect settlement by paying the holders of the put options the excess of the strike price over the then market price of the shares in either cash or shares of the Company's common stock (i.e., net cash or net share settlement). The put option contracts are initially measured at fair value and reported in Stockholders' Equity. Subsequent changes in fair value are not recognized in the financial statements. At December 31, 2001, there were no put options outstanding.

OTHER

2002 Outlook: In its January 22, 2002, earnings press release, the Company set forth its assumptions and management's best current estimate of first quarter and full year 2002 earnings at that time. The Company stated that, overall it expected first quarter 2002 net earnings to be in the range of $0.25 to $0.30 per diluted share, which includes approximately $0.04 as a result of applying SFAS 141 and 142, and full year 2002 net earnings to be in the range of $1.50 to $1.70 per diluted share, which includes approximately $0.15 as a result of applying SFAS 141 and 142. Although management believes that the January 22, 2002, earnings projections, as well as the analysis on which it was based, continues to reflect the current thinking of management, there can be no assurance that sales or earnings will develop in the manner projected or if the analysis were to be redone on the date hereof there would be no change to the outlook. Actual results may differ materially.

Fourth quarter 2001 results reflected a global economy in recession and low levels of industrial chemicals production. Overall, the Company expects these conditions to continue in 2002 and believes some markets, such as the automotive industry, may experience further declines. In addition, it expects the U.S. dollar to continue strengthening through 2002, thereby reducing specialty chemicals (Water and Industrial Process Chemicals and Performance Products) international sales by about one percent. Furthermore, in the Specialty Materials segment, a significant reduction in airline passenger traffic has led to excess capacity and a deterioration in the financial condition of the airline industry. The Company expects a significant reduction in demand from the large commercial aircraft sector in 2002 with some continuing decline in demand for 2003, reducing sales of Specialty Materials' aerospace materials.

In the Water and Industrial Process Chemicals segment, 2002 sales are expected to be flat when compared to 2001 sales. Increased sales to the municipal and industrial markets should slightly offset lower demand for waste treatment chemicals from the paper and the oil sectors, which have reduced capacity. The Company expects demand for mining chemicals to decline in 2002, reflecting weak global economic conditions and high inventories of aluminum and copper. However, the Company expects to benefit from penetration into new mining applications and the continuing growth of the phosphine chemicals business. Lower raw material costs and new, more cost effective capacity in Europe and the United States are expected to enhance operating margins. As a result, the Company expects this segment to achieve flat sales and a single-digit percentage increase in operating earnings in 2002, compared with 2001.

In the Performance Products segment, soft economic conditions are expected to impact sales to the plastics, automotive, housing and general industrial markets. The weak economic conditions are creating downward price pressure in the polymer additives sector, particularly from global and Asian suppliers. However, lower raw material costs and operational excellence initiatives are expected to increase the operating margins of this segment. As a result, the Company expects sales to be relatively flat to slightly down in 2002 with a significant increase in operating earnings compared with 2001 results.

In the Specialty Materials segment, sales to the 100 plus passenger seat commercial airliner sector are expected to be down sharply in 2002, based on the commercial airliner delivery schedules published by Boeing and Airbus. The Company expects a smaller reduction in sales to the regional jet and aircraft brake markets. Sales to business and military aircraft, satellite and launch vehicles and high performance markets should continue to grow in 2002. Overall, 2002 sales in the Specialty Materials segment are expected to be 10% to 15% lower, with operating earnings 30% to 35% lower, compared with 2001.

In the Building Block Chemicals segment, weak economic conditions are expected to reduce demand for acrylonitrile and its co-products in 2002. The Company expects to operate its Fortier plant at a reduced utilization rate. Despite some plant shutdowns, however, the supply of acrylonitrile is expected to continue to exceed demand, continuing the trend of lower acrylonitrile selling prices partially offset by lower raw material costs, resulting in tight spreads. The Company does, however, expect the Building Block Chemicals segment to benefit from significantly lower energy and raw material costs in 2002 and to realize the full year benefits of the Fortier plant restructuring that was initiated in the second quarter of 2001. As a result, the Building Block Chemicals segment is expected to post a moderate operating loss in 2002, compared with a $18.7 operating loss in 2001.

SIGNIFICANT ACCOUNTING ESTIMATES

Accounting principles generally accepted in the United States of America require management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts in the financial statements and the notes thereto. The areas discussed below involve the use of significant judgment in the preparation of the Company's financial statements and changes in the estimates and assumptions used may impact future results of operations and financial condition.

Environmental: It is the Company's policy to accrue, and charge against earnings, environmental cleanup costs when it is probable that a liability has been incurred and an amount is reasonably estimable. As assessments and cleanups proceed, these accruals are reviewed periodically and adjusted, if necessary, as additional information becomes available. These accruals can change substantially due to such factors as additional information on the nature or extent of contamination, methods of remediation required, changes in the apportionment of costs among responsible parties and other actions by governmental agencies or private parties. Cash expenditures often lag behind the period in which an accrual is recorded by a number of years.

Postretirement Benefits: The Company sponsors postretirement benefit plans. The postretirement plans provide medical and life insurance benefits to retirees who meet minimum age and service requirements. The accrued postretirement benefit cost at December 31, 2001 and 2000, includes $20.0 in accrued expenses and $257.9 and $271.8, respectively, in other noncurrent liabilities. The key determinants of the accumulated postretirement benefit obligations ("APBO") are discount rate, expected return on plan assets and healthcare cost trend rate. The healthcare cost trend rate has a significant effect on the reported amounts of APBO and related expense. For example, increasing the healthcare cost trend rate by one percentage point in each year would increase the APBO at December 31, 2001, and the 2001 aggregate service and interest cost by approximately $22.9 and $1.8, respectively, and decreasing the healthcare cost trend rate by one percentage point in each year would decrease the APBO at December 31, 2001, and the 2001 aggregate service and interest cost by approximately $20.8 and $1.7, respectively. For further information, see Note 12 of the Notes to the Consolidated Financial Statements and further discussions included in this Management's Discussion and Analysis.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of: Long-lived assets and intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets and would be charged to earnings. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell. Several estimates are made when reviewing for impairments such as market and revenue growth, cost estimates and technological changes. These factors are reviewed annually. For goodwill, beginning in 2002 the Company will apply SFAS 142, which requires that goodwill be reviewed for impairments at least annually and written down in the periods in which it is determined that the recorded value is greater than the fair value. To accomplish this, the Company has to determine the fair value of each reporting unit and compare it to the reporting unit's carrying value. If a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must then compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to its assets and liabilities in a manner similar to a purchase price allocation, to its carrying value.

COMMENTS ON FORWARD-LOOKING STATEMENTS

A number of the statements made by the Company in this Management's Discussion and Analysis or in other documents, including but not limited to, the Company's Annual Report to Stockholders, its press releases and other periodic reports to the Securities and Exchange Commission, may be regarded as "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements include, among others, statements concerning the Company's (including its segments') outlook for 2002 and beyond, the accretiveness of acquisitions, the financial effects of divestitures, pricing trends, the effects of changes in foreign exchange rates and forces within the industry, the completion dates of and expenditures for capital projects, expected sales growth, cost reduction strategies and their results, long-term goals of the Company and other statements of expectations, beliefs, future plans and strategies, anticipated events or trends, and similar expressions concerning matters that are not historical facts.

All predictions as to future results contain a measure of uncertainty and accordingly, actual results could differ materially. Among the factors that could cause a difference are: changes in the global and regional economies; changes in demand for the Company's products or in the costs and availability of its raw materials; customer inventory destocking; the actions of competitors; exchange rate fluctuations; the financial condition of joint venture partners; the success of our customers' demands for price decreases; technological change; the Company's ability to renegotiate expiring long-term contracts; changes in employee relations, including possible strikes; government regulations; litigation, including its inherent uncertainty; difficulties in plant operations and materials transportation; environmental matters; the results of and recoverability of investments in associated companies; energy costs; working capital requirements; the production rates of commercial and military aircrafts; war, terrorism or sabotage and other unforseen circumstances. A number of these factors are discussed in the Company's filings with the Securities and Exchange Commission.

consolidated balance sheets

December 31,

(Dollars in millions, except share and per share amounts)	2001	2000
Assets		
Current Assets		
Cash and cash equivalents	$ 83.6	$ 56.8
Accounts receivable, less allowance for doubtful accounts of $7.8 and $8.8 in 2001 and 2000, respectively	211.6	271.4
Inventories	147.3	162.7
Deferred income taxes	22.1	42.6
Other current assets	45.3	34.3
Total current assets	509.9	567.8
Investment in associated companies	92.6	94.8
Plants, equipment and facilities, at cost	1,344.5	1,326.3
Less: accumulated depreciation	(746.5)	(710.1)
Net plant investment	598.0	616.2
Acquisition intangibles, net of accumulated amortization of $55.4 and $42.7 in 2001 and 2000, respectively	376.1	384.4
Deferred income taxes	48.4	36.8
Other assets	25.4	21.6
Total assets	$1 ,650.4	$1,721.6
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	$ 75.8	$ 111.0
Accrued expenses	157.8	179.6
Income taxes payable	48.4	68.3
Total current liabilities	282.0	358.9
Long-term debt	314.7	313.4
Other noncurrent liabilities	416.8	433.1
Contingent Liabilities and Commitments (Notes 4 and 9)		
Stockholders' equity		
Preferred stock, 20,000,000 shares authorized; issued and outstanding 4,000 shares, Series C Cumulative, $.01 par value at liquidation value of $25 per share	0.1	0.1
Common stock, $.01 par value per share, 150,000,000 shares authorized; issued 48,132,640 shares	0.5	0.5
Additional paid-in capital	136.7	154.7
Retained earnings	826.2	755.1
Unearned compensation	(4.0)	(3.9)
Additional minimum pension liability	(5.4)	(1.9)
Accumulated translation adjustments	(46.5)	(32.7)
Treasury stock, at cost, 8,511,532 shares in 2001, and 7,966,229 shares in 2000	(270.7)	(255.7)
Total stockholders' equity	636.9	616.2
Total liabilities and stockholders' equity	$1,650.4	$1,721.6

See accompanying Notes to Consolidated Financial Statements

consolidated statements of income

Years ended December 31,

(Dollars in millions, except per share amounts)

	2001	2000	1999
Net sales	**$1,387.1**	$1,492.5	$1,444.5
Manufacturing cost of sales	**1,068.8**	1,078.7	1,023.6
Selling and technical services	**115.6**	138.5	129.2
Research and process development	**32.4**	38.6	43.8
Administrative and general	**44.8**	47.7	51.7
Amortization of acquisition intangibles	**12.8**	12.4	11.2
Earnings from operations	**112.7**	176.6	185.0
Other income, net	**7.9**	104.6	9.3
Equity in earnings of associated companies	**0.1**	15.0	5.6
Interest expense, net	**19.6**	25.1	26.9
Earnings before income taxes and extraordinary item	**101.1**	271.1	173.0
Income tax provision	**34.9**	93.5	51.7
Earnings before extraordinary item	**66.2**	177.6	121.3
Extraordinary gain, net of taxes of $2.6	**4.9**	–	–
Net earnings	**$ 71.1**	$ 177.6	$ 121.3
Earnings before extraordinary item per common share			
Basic	**$ 1.65**	$ 4.34	$ 2.83
Diluted	**$ 1.59**	$ 4.15	$ 2.73
Extraordinary item per common share			
Basic	**$ 0.12**	$ –	$ –
Diluted	**$ 0.12**	$ –	$ –
Earnings per common share			
Basic	**$ 1.77**	$ 4.34	$ 2.83
Diluted	**$ 1.71**	$ 4.15	$ 2.73

See accompanying Notes to Consolidated Financial Statements

consolidated statements of cash flows

Years ended December 31,

(Dollars in millions)

	2001	2000	1999
Cash flows provided by (used for) operating activities			
Net earnings	**$ 71.1**	$ 177.6	$ 121.3
Noncash items included in net earnings:			
Dividends from associated companies greater (less) than earnings	**2.3**	(10.9)	0.2
Depreciation	**78.4**	80.0	81.9
Amortization	**11.9**	16.6	13.2
Deferred income taxes	**9.6**	32.1	24.3
Gain on sale of assets	**(2.5)**	(62.3)	(4.2)
Extraordinary gain, net of tax	**(4.9)**	–	–
Other	**(4.6)**	(0.1)	(0.5)
Changes in operating assets and liabilities:			
Accounts receivable	**53.5**	(28.7)	(8.7)
Inventories	**24.7**	(30.8)	3.3
Accounts payable	**(28.3)**	(1.3)	19.9
Accrued expenses	**(17.7)**	(11.9)	(29.0)
Income taxes payable	**(12.7)**	(5.3)	9.8
Other assets	**(15.4)**	(10.2)	(0.6)
Other liabilities	**(23.1)**	(37.2)	(31.7)
Net cash flows provided by operating activities	**142.3**	107.6	199.2
Cash flows provided by (used for) investing activities			
Additions to plants, equipment and facilities	**(63.9)**	(76.5)	(77.4)
Proceeds received on sale of assets	**2.9**	177.6	11.8
Acquisition of businesses, net of cash received	**(9.0)**	(1.0)	(69.8)
Investment in unconsolidated affiliates	**(1.0)**	(2.5)	–
Change in other assets	**–**	–	(5.0)
Net cash flows provided by (used for) investing activities	**(71.0)**	97.6	(140.4)
Cash flows provided by (used for) financing activities			
Proceeds from the exercise of stock options and warrants	**9.5**	6.9	1.1
Purchase of treasury stock	**(52.3)**	(63.1)	(42.5)
Change in short-term borrowings	**–**	–	(10.3)
Change in long-term debt	**–**	(102.9)	3.0
Proceeds received on sale of put options	**0.6**	0.6	1.2
Net cash flows used for financing activities	**(42.2)**	(158.5)	(47.5)
Effect of exchange rate changes on cash and cash equivalents	**(2.3)**	(1.9)	(1.0)
Increase in cash and cash equivalents	**26.8**	44.8	10.3
Cash and cash equivalents, beginning of period	**56.8**	12.0	1.7
Cash and cash equivalents, end of period	**$ 83.6**	$ 56.8	$ 12.0

See accompanying Notes to Consolidated Financial Statements

consolidated statements of stockholders' equity

Years ended December 31, 2001, 2000 and 1999

(Dollars in millions)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Unearned Compensation	Minimum Pension Liability	Accumulated Translation Adjustment	Treasury Stock	Total
Balance at December 31, 1998	$0.1	$0.5	$162.4	$456.2	$(1.7)	$ –	$ (5.1)	$(181.4)	$431.0
Net earnings	–	–	–	121.3	–	–	–	–	121.3
Other comprehensive income:									
Translation adjustments	–	–	–	–	–	–	(9.2)	–	(9.2)
Comprehensive income									**$112.1**
Award of, and changes in, performance & restricted stock	–	–	(0.7)	–	(1.6)	–	–	2.6	0.3
Amortization of performance & restricted stock	–	–	–	–	1.4	–	–	–	1.4
Compensation costs on variable stock option award	–	–	0.7	–	–	–	–	–	0.7
Purchase of treasury stock	–	–	–	–	–	–	–	(42.5)	(42.5)
Issuance pursuant to acquisition	–	–	0.6	–	–	–	–	(0.2)	0.4
Exercise of stock options and warrants	–	–	(4.5)	–	–	–	–	5.6	1.1
Premiums received on sale of put options	–	–	1.2	–	–	–	–	–	1.2
Tax benefit on stock options	–	–	0.1	–	–	–	–	–	0.1
Balance at December 31, 1999	$0.1	$0.5	$159.8	$577.5	$(1.9)	$ –	$(14.3)	$(215.9)	$505.8
Net earnings	–	–	–	177.6	–	–	–	–	177.6
Other comprehensive income:									
Minimum pension liability adjustment, net of ($1.0) deferred income taxes	–	–	–	–	–	(1.9)	–	–	(1.9)
Translation adjustments	–	–	–	–	–	–	(18.4)	–	(18.4)
Comprehensive income									**$157.3**
Award of, and changes in, performance & restricted stock	–	–	2.8	–	(5.5)	–	–	2.7	–
Amortization of performance & restricted stock	–	–	–	–	3.5	–	–	–	3.5
Compensation costs on variable stock option award	–	–	0.7	–	–	–	–	–	0.7
Purchase of treasury stock	–	–	–	–	–	–	–	(63.1)	(63.1)
Exercise of stock options	–	–	(13.7)	–	–	–	–	20.6	6.9
Premiums received on sales of put options	–	–	0.6	–	–	–	–	–	0.6
Tax benefit on stock options	–	–	4.5	–	–	–	–	–	4.5
Balance at December 31, 2000	$0.1	$0.5	$154.7	$755.1	$(3.9)	$(1.9)	$(32.7)	$(255.7)	$616.2
Net earnings	–	–	–	71.1	–	–	–	–	71.1
Other comprehensive income:									
Minimum pension liability adjustment, net of ($1.8) deferred income taxes	–	–	–	–	–	(3.5)	–	–	(3.5)
Translation adjustments	–	–	–	–	–	–	(13.8)	–	(13.8)
Comprehensive income									**$ 53.8**
Award of, and changes in, performance & restricted stock	–	–	(2.0)	–	0.6	–	–	1.4	–
Amortization of performance & restricted stock	–	–	–	–	(0.7)	–	–	–	(0.7)
Compensation costs on variable stock option award	–	–	(0.1)	–	–	–	–	–	(0.1)
Purchase of treasury stock	–	–	–	–	–	–	–	(52.3)	(52.3)
Exercise of stock options	–	–	(26.4)	–	–	–	–	35.9	9.5
Premiums received on sales of put options	–	–	0.6	–	–	–	–	–	0.6
Tax benefit on stock options	–	–	9.9	–	–	–	–	–	9.9
Balance at December 31, 2001	**$0.1**	**$0.5**	**$136.7**	**$826.2**	**$(4.0)**	**$(5.4)**	**$(46.5)**	**$(270.7)**	**$636.9**

See accompanying Notes to Consolidated Financial Statements

notes to consolidated financial statements

(Dollars in millions, except share and per share amounts, unless otherwise indicated)

1. SUMMARY OF ACCOUNTING POLICIES

Principles of Consolidation: The financial statements include the accounts of the Company and its subsidiaries on a consolidated basis. All significant intercompany transactions and balances have been eliminated. The equity method of accounting is used for investments in associated companies that the Company does not control, but over whose operating and financial policies the Company has the ability to exercise significant influence. Certain reclassifications have been made to prior years' financial statements in order to conform to the current year's presentation.

Foreign Currency Translation: The results of operations for non-U.S. subsidiaries are translated from local currencies into U.S. dollars using the average exchange rate during each period. Assets and liabilities are translated using exchange rates at the end of the period with translation adjustments accumulated in stockholders' equity.

Depreciation and Amortization: Depreciation is provided primarily on a straight-line composite method over the estimated useful lives of various classes of assets, with rates periodically reviewed and adjusted if necessary. When such depreciable assets are sold or otherwise retired from service, their costs plus demolition costs less amounts realized on sale or salvage, are charged or credited to the accumulated depreciation account. Expenditures for maintenance and repairs are charged to current operating expenses. Acquisitions, additions and betterments, either to provide necessary capacity, improve the efficiency of production units, modernize or replace older facilities or to install equipment for protection of the environment, are capitalized. Intangibles resulting from business acquisitions are carried at cost and amortized on a straight-line basis over a period of up to 40 years, unless, in the opinion of management, their lives are limited (see "Current and Pending Accounting Changes" below for discussion about recent accounting pronouncements that impact the Company's acquisition intangibles accounting policies). The Company capitalizes interest costs incurred during the period of construction of plant and equipment. The interest costs capitalized in 2001, 2000 and 1999 were immaterial to the consolidated financial statements.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of: Long-lived assets and intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets and would be charged to earnings. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell.

Cash and Cash Equivalents: Securities with maturities of three months or less when purchased are considered to be cash equivalents.

Financial Instruments: Financial instruments reflected in the Consolidated Balance Sheets include cash and cash equivalents, accounts receivable, certain other assets, accounts payable, long-term debt and certain other liabilities. Fair values were determined through a combination of management estimates and information obtained from third parties using the latest available market data.

The Company uses derivative instruments in accordance with Company-established policies to manage exposure to fluctuations in foreign exchange rates, certain commodity (e.g., natural gas) prices and interest rates. Those policies require that derivatives utilized by the Company relate to an underlying exposure whose terms have been identified, have an amount and a maturity date that does not essentially exceed the amount or maturity date of the underlying exposure, be structured as a hedge with a very high degree of correlation and be formally documented at the inception of each derivative transaction and evaluated throughout the term of the derivative. Derivative instruments utilized by the Company include foreign exchange forward contracts, natural gas forward contracts, interest rate swaps, interest rate lock agreements and put options indexed to the Company's stock. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. Moreover, the Company enters into financial instrument transactions with either major financial institutions or highly-rated counterparties and makes reasonable attempts to diversify transactions among counterparties, thereby limiting exposure to credit- and performance-related risks.

Foreign exchange forward contracts are utilized by the Company to hedge accounts receivable, accounts payable and inter-company loans that are denominated in a currency other than the functional currency of the business. The Company's practice has been to hedge foreign currency exposures with foreign exchange forward contracts denominated in the same currency and with similar critical terms as the underlying exposure, and therefore, the instruments are effective at generating offsetting changes in the fair value, cash flows or future earnings of the hedged item or transaction. Foreign exchange forward contracts are reported as either assets or liabilities on the balance sheet with changes in their fair value recorded in other income, net, together with the offsetting gain or loss on the hedged asset or liability. To the extent that the Company's strategy for managing foreign exchange risk changes, including the use of derivative instruments other than forward contracts or hedging other than recognized assets or liabilities, the accounting methods used to record those transactions may differ from the policies described above.

The Company selectively utilizes natural gas forward contracts to hedge its exposure to price risk associated with the purchase of natural gas primarily for utility purposes. The maturity of these contracts correlate highly to the actual purchases of the commodity and have the effect of securing predetermined prices that the Company pays for the underlying commodity. While these contracts are structured to limit the Company's exposure to increases in commodity prices, they can also limit the potential benefit the Company might have otherwise received from decreases in commodity prices. Because the Company takes actual delivery of the physical commodity, natural gas forward contracts are not required to be recognized on the balance sheet at fair value. Instead, realized gains and losses on these contracts are included in the cost of the commodity upon settlement of the contract. To the extent that the Company's strategy for managing commodity price risk changes, including the use of financially settled derivative instruments, the accounting methods used to record those transactions may differ from the policies described above.

In connection with the Company's stock repurchase program, the Company selectively utilizes freestanding put option contracts that are indexed to the Company's stock and entitle the holder to sell shares of the Company's common stock to the Company at specified exercise prices. In lieu of purchasing the shares from the put option holders, the Company has the right to elect settlement by paying the holders of the put options the excess of the strike price over the then market price of the shares in either cash or shares of the Company's common stock (i.e., net cash or net share settlement). The put option contracts are initially measured at fair value and reported in Stockholders' Equity. Subsequent changes in fair value are not recognized in the financial statements.

The Company may use fixed and floating interest rate swap agreements to synthetically obtain lower cost borrowings and to alter its exposure to the impact of changing interest rates on the consolidated results of operations and future cash flows. Interest rate swap agreements used to convert fixed rate interest obligations to variable rate obligations will generally be reported on the balance sheet with changes in fair value recorded in interest expense, net, together with changes in the fair value of the hedged portion of the obligation. Interest rate swap agreements used to convert variable rate interest obligations to fixed rate obligations will generally be reported on the balance sheet with changes in fair value attributable to the portion of the instrument considered to be effective, recorded in other comprehensive income (loss) on an after-tax basis. Amounts reported in other comprehensive income (loss) will be reclassified into earnings in the period that the hedged exposure impacts earnings.

Inventories: Inventories are carried at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) method for substantially all inventories in the United States with all other inventories determined on the first-in, first-out (FIFO) or average cost method.

Environmental: It is the Company's policy to accrue and charge against earnings, environmental cleanup costs when it is probable that a liability has been incurred and an amount is reasonably estimable. As assessments and cleanups proceed, these accruals are reviewed periodically and adjusted, if necessary, as additional information becomes available. These accruals can change substantially due to such factors as additional information on the nature or extent of contamination, methods of remediation required and other actions by governmental agencies or private parties. Cash expenditures often lag behind the period in which an accrual is recorded by a number of years.

Income Taxes: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

If repatriation of the undistributed earnings of the Company's foreign subsidiaries and associated companies is anticipated, then income taxes are provided for such earnings.

Postretirement and Postemployment Benefits: The Company sponsors postretirement and postemployment benefit plans. The net periodic costs for postretirement plans are recognized as employees render the services necessary to earn the related benefits. The postemployment costs are recognized when a probable decision of a termination requiring employee severance is made.

Revenue Recognition: Revenue is generally recognized upon shipment of goods to customers. The Company's revenue-earning activities involve delivering or producing goods, and revenues are considered to be earned when the Company has completed the process by which it is entitled to such revenues. The following criteria are used for revenue recognition: persuasive evidence of an arrangement exists, delivery has occurred, selling price is fixed or determinable, collection is reasonably assured.

Earnings Per Share: Basic earnings per common share excludes dilution and is computed by dividing net earnings less preferred stock dividends by the weighted-average number of common shares outstanding (which includes shares outstanding, less performance and restricted shares for which vesting criteria have not been met) plus deferred stock awards, weighted for the period outstanding. Diluted earnings per common share is computed by dividing net earnings less preferred stock dividends by the sum of the weighted-average number of common shares outstanding for the period adjusted (i.e., increased) for all additional common shares that would have been outstanding if potentially dilutive common shares had been issued and any proceeds of the issuance had been used to repurchase common stock at the average market price during the period. The proceeds used to repurchase common stock are assumed to be the sum of the amount to be paid to the Company upon exercise of options, the amount of compensation cost attributed to future services and not yet recognized and the amount of income taxes that would be credited to or deducted from capital upon exercise.

Stock-Based Compensation: The Company continues to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations under which no compensation cost is generally recognized for stock options granted, since the Company grants options at a price equal to the market price of the stock at the date of grant. Compensation cost for restricted stock is recorded based on the market value on the date of grant, and compensation cost for performance stock is recorded based on the quoted market price of the Company's common stock at the end of each period through the date of vesting. The fair value of restricted and performance stock is charged to Stockholders' Equity and amortized to expense over the requisite vesting periods.

Current and Pending Accounting Changes: In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Asset Retirement Obligations" ("SFAS 143"). SFAS 143 addresses the accounting and reporting requirements for legally unavoidable obligations associated with the retirement of tangible long-lived assets. In general, SFAS 143 requires entities to capitalize asset retirement costs of related long-lived assets in the period in which they meet the definition of a liability and to allocate those costs to expense using a systematic and rational method. SFAS 143 will become effective for the Company beginning January 1, 2003. The Company is reviewing the potential impact of SFAS 143 on its consolidated results of operations and financial position, which is expected to be immaterial.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires business combinations consummated after June 30, 2001, to be accounted for using the purchase method of accounting. It also specifies the criteria that intangible assets must meet to be recognized apart from goodwill. SFAS 142 requires the use of a non-amortization approach to account for purchased goodwill and intangibles with indefinite useful lives. Under this approach, goodwill and intangibles with indefinite useful lives are not amortized, but instead are reviewed for impairments at least annually and written down only in the periods in which it is determined that the recorded value is greater than the fair value. SFAS 142 also requires that intangible assets with determinable useful lives be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 142 will become effective for the Company beginning January 1, 2002. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001, have been amortized through December 31, 2001, in accordance with the appropriate pre-SFAS 141 and 142 accounting literature.

The Company has evaluated its goodwill and intangible assets using the new criteria in SFAS 141, and as a result, certain intangibles that no longer met the criteria for recognition apart from goodwill were reclassified as goodwill effective January 1, 2002 (see Note 13). The Company has also re-evaluated the remaining useful lives and residual values of all intangible assets with determinable useful lives and has made all necessary amortization period adjustments effective January 1, 2002. The change in amortization expense related to the adjustment of remaining useful lives and residual values was immaterial.

In connection with the transitional goodwill impairment test, SFAS 142 requires the Company to assess whether there is any indication that goodwill is impaired as of January 1, 2002. To accomplish this, the Company has defined its business segments as its SFAS 142 reporting units and has determined the carrying value of those reporting units as of January 1, 2002. The Company has until June 30, 2002, to determine the fair value of each reporting unit and compare it to the reporting unit's carrying value. If a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired, and the Company must then perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to its assets and liabilities in a manner similar to a purchase price allocation, to its carrying value. This second step, if required, must be completed by December 31, 2002, and any transitional impairment loss will be measured as of January 1, 2002, and recognized as the effect of a change in accounting principle. Although further evaluation is still needed to complete the transitional goodwill impairment test provisions of SFAS 142, the Company does not currently believe that adoption of the new standards will result in a material charge to earnings as of January 1, 2002.

On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). In general under SFAS 133, as amended, all derivative instruments must be recognized on the balance sheet at fair value. SFAS 133 also establishes accounting standards for reporting changes in the fair value of derivative instruments. If a derivative is deemed to be an effective hedge, depending on the nature of the hedge, changes in the fair value of the derivative will be either offset against changes in fair value of the hedged item through earnings or recognized on an after-tax basis in accumulated other comprehensive income within the equity section of the balance sheet until such time that the hedged item is recognized in earnings. Derivatives that do not qualify for hedge accounting, as well as the ineffective portion of hedges, must be adjusted to fair value through earnings. Under certain exceptions, SFAS 133 permits derivative instruments to be accounted for as executory contracts because physical delivery of the underlying commodity is probable. In those circumstances, SFAS 133 does not require derivative instruments to be recognized on the balance sheet at fair value.

As discussed more thoroughly under Financial Instruments and in Note 4, the Company uses foreign exchange forward contracts, natural gas forward contracts, interest rate swap agreements and other derivative instruments. The carrying amounts of the foreign exchange forward contracts and interest rate swap agreements at January 1, 2001, approximated their fair values. SFAS 133, as amended, permits the Company to continue recognizing gains and losses on commodity contracts in the cost of the commodity upon settlement of the contracts. In addition, the MandatOry Par Put Remarketed Securities℠ (MOPPRS℠) and written put options that are indexed to the Company's stock are excluded from the scope of SFAS 133. As a result, a cumulative effect of a change in accounting principle was not required to be presented upon adoption of SFAS 133.

The American Institute of Certified Public Accountants has issued a proposed Statement of Position ("SOP"), "Accounting for Certain Costs and Activities Related to Property, Plant and Equipment." If enacted, this SOP would, among other things, require the Company to change its method of depreciation.

The Company primarily utilizes the composite method of depreciation in the United States and Canada applied on a straight-line basis over the estimated useful lives of various classes of assets. Under the composite method, depreciation is taken on the class of asset as a whole rather than on an individual asset basis. Depreciation continues until the entire asset class is fully depreciated. Upon disposition or retirement, the cost of such assets plus demolition costs less amounts realized on sale or salvage, is charged or credited to the accumulated depreciation account.

The Company is evaluating the impact of the proposed SOP. If enacted, excluding any cumulative effect of a change in accounting principle, it is expected that depreciation expense will decrease, as depreciation on individual assets will cease as such assets are fully depreciated. On the other hand, upon disposition or retirement of assets, the net book value of such assets plus demolition costs less amounts realized from sale or salvage, will be charged or credited to earnings.

Risks and Uncertainties: The Company is engaged primarily in the manufacture and sale of a highly diversified line of chemical products and materials throughout the world. The Company's revenues are dependent on the continued operation of its various manufacturing facilities. The operation of manufacturing plants involves many risks, including the breakdown, failure or substandard performance of equipment, natural disasters, terrorist acts, and the need to comply with directives of governmental agencies. The occurrence of operational problems, including but not limited to the above events, may have a materially adverse effect on the productivity and profitability of a particular manufacturing facility, or with respect to certain facilities, the Company as a whole during the period of such operational difficulties.

The Company's operations are also subject to various hazards incidental to the production, use and sale of industrial chemicals, including the use, handling, processing, storage and transportation of certain hazardous materials. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, environmental damage and suspension of operations. Claims arising from any future catastrophic occurrence involving the Company may result in the Company being named as a defendant in lawsuits potentially asserting large claims.

The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company is exposed to credit losses in the event of nonperformance by counterparties on risk management instruments. The counterparties to these transactions are major financial institutions, thus the Company considers the risk of default to be minimal. The Company does not require collateral or other security to support the financial instruments with credit risk.

The Company's international operations are subject to various risks which are not present in domestic operations, including political instability, the possibility of expropriation, restrictions on royalties, dividends and currency remittances and instabilities of foreign currencies. The Company does not believe that there is currently any material likelihood of a material adverse effect on the Company in connection with its existing foreign operations.

Use of Estimates: Financial statements prepared in conformity with accounting principles generally accepted in the United States of America require management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and pro forma compensation expense at the date of the financial statements and revenue and expenses during the period reported. Actual results could differ from those estimates. Estimates are used for, but not limited to: allowance for doubtful accounts, inventory valuations, useful lives of tangible and intangible assets, accrued expenses, environmental liability assumptions, pension and postretirement benefits other than pension assumptions, general liability and workers compensation accruals and income tax valuation allowances. Future events and their effects cannot be estimated with certainty. Accordingly, accounting estimates require the use of judgment, which may change as additional information is obtained.

2. ACQUISITIONS AND DISPOSITIONS

2001 Transactions: On August 31, 2001, the Company acquired certain assets of the carbon fiber business of BP plc ("BP"). The BP carbon fiber business had sales for the first half of 2001 of approximately $17 (unaudited) of which approximately 50% were sales to Cytec Engineered Materials ("CEM"), formerly known as Cytec Fiberite. CEM uses carbon fiber to reinforce engineered resin matrices and produce composites for a diverse range of commercial and military aerospace applications and other emerging applications. The acquisition enhances CEM's ability to maintain an uninterrupted supply of certain classes of carbon fiber. The acquisition, which includes manufacturing sites in Greenville and Rock Hill, SC, is reported as part of the Company's Specialty Materials segment.

In accordance with SFAS No. 141, "Business Combinations," after reducing to zero the amounts that would otherwise have been assigned to certain assets acquired, the remaining "negative goodwill" was recognized as an extraordinary gain of $4.9, net of taxes, which related to the fair value of the inventories acquired less liabilities assumed. Taxes recorded related to the extraordinary gain were $2.6.

On March 30, 2001, the Company acquired the composite materials business of Minnesota Mining and Manufacturing Company ("3M") for cash consideration of $8.2. The acquisition resulted in goodwill of $3.5, which the Company has been amortizing on a straight-line basis over a period of 25 years. The acquired business has been integrated into the Company's Specialty Materials segment.

On March 27, 2001, the Company acquired the remaining 50% interest in the assets of the Avondale Ammonia Company manufacturing joint venture effective as of September 1, 2000, from the Company's partner, LaRoche Industries Inc. ("LaRoche"). The Company paid cash consideration of $0.8 and released certain claims against LaRoche relating to LaRoche's rejection of the partnership agreements. No goodwill was recognized as a result of this transaction. In the second quarter of 2001, the ammonia manufacturing facility was indefinitely mothballed.

2000 Transactions: On November 1, 2000, the Company completed the sale of its paper chemicals sizing and strength business to Bayer Corporation and the direct sales portion of its retention and drainage aids and fixative products business to Ciba Specialty Chemicals Water Treatments, Inc. The Company also agreed to produce paper chemicals for Bayer Corporation under a five year manufacturing agreement to which the Company allocated proceeds of $11.2, which were recorded as deferred revenue. This deferred revenue will be recognized over the term of the manufacturing agreement. The Company received net cash proceeds of $115.5 in connection with these transactions and recorded in other income, net, a pre-tax gain of $88.3. Included in the sale were the sales, marketing, research and development and technical services personnel and the dedicated field and laboratory equipment associated with the respective businesses. The Company retained approximately $18.1 of paper chemicals' accounts receivable and all of its Water and Industrial Process Chemicals production facilities. Paper chemicals net sales were $97.9 and $106.4 in 2000 and 1999, respectively. Taxes of approximately $26.6 were paid in 2001 related to this divestiture.

On July 10, 2000, the Company completed the sale of two subsidiaries, which owned its 50% interest in Criterion Catalyst Company LP ("Criterion"), to its joint venture partner CRI International, Inc., a company of the Royal Dutch Shell Group, for cash consideration of $63.0. The consideration received approximated the carrying value of the Company's investment, which was included in investment in associated companies. The sale resulted in taxes paid of approximately $7.5.

1999 Transactions: On October 29, 1999, the Company acquired the amino coatings resins business of BIP Limited (the "BIP business") for approximately $37.2 in cash plus future consideration with a value equivalent to approximately $8.3. The acquisition resulted in goodwill of $36.7, which the Company has been amortizing on a straight-line basis over a period of 40 years. The acquired business has been integrated into the Company's Performance Products segment. BIP retained its manufacturing plant in Oldbury, United Kingdom, where it will continue to manufacture certain amino coatings resins for Cytec under a long-term agreement.

On September 16, 1999, the Company acquired Inspec Mining Chemicals S.A. ("IMC") from Laporte plc for $25.1, net of $0.8 cash received. The acquisition resulted in goodwill of $20.1, which the Company has been amortizing on a straight-line basis over a period of 40 years. The acquisition, which included two manufacturing operations and a research and development center located in Chile, has been integrated into the Company's Water and Industrial Process Chemicals segment.

On August 11, 1999, the Company acquired assets of the global phosphine fumigants product line from BOC Group Inc. for $3.5 plus two additional payments aggregating $1.0, which were paid during 2000 upon approval of certain fumigant registrations by the U.S. Environmental Protection Agency. The acquisition resulted in goodwill of $2.2, which the Company has been amortizing on a straight-line basis over a period of 20 years from the original date of acquisition. The terms of the acquisition also provide for additional consideration to be paid if the acquired product line's net sales exceed certain targeted levels, which has not yet occurred. All additional payments are payable in cash and will be recorded as additional goodwill when the contingencies for such payment have been met. The acquired business has been integrated into the Company's Water and Industrial Process Chemicals segment.

On January 25, 1999, the Company acquired assets of the Nottingham Company's industrial minerals product line for $4.0. The acquisition resulted in goodwill of $0.3, which the Company has been amortizing on a straight-line basis over a period of 40 years. The acquired business has been integrated into the Company's Water and Industrial Process Chemicals segment.

On January 21, 1999, the Company sold substantially all of the assets of its engineered molding compounds business, excluding land, buildings and one product line, to Rogers Corporation of Manchester, Connecticut, for $4.3.

All acquisitions have been accounted for under the purchase method of accounting with the purchase prices allocated to the assets acquired and liabilities assumed based on their estimated fair values. The results of operations for the acquired businesses are included from the dates of acquisition in the Consolidated Financial Statements. Amounts recorded as excess of the purchase price over the identifiable assets acquired (i.e., goodwill) are included in Acquisition Intangibles in the Consolidated Balance Sheets. Consolidated results of operations for the years ended 2001, 2000 or 1999 would not have been materially different if any of the acquisitions had occurred on January 1 of the respective preceding years. Accordingly, pro forma sales, net earnings and earnings per share disclosures have not been provided.

3. RESTRUCTURING OF OPERATIONS

In the second quarter of 2001, the Company recorded a restructuring charge of $5.4 related to the mothballing of the Fortier ammonia plant and the Company's share of the related personnel reduction of 67 positions at the Fortier facility. The restructuring costs were charged to the Consolidated Statement of Income as follows: manufacturing cost of sales, $4.6; and selling and technical services, $0.8. The components of the restructuring charge included: employee severance costs, $4.3; asset write-downs, $0.9 and other costs of $0.2. As of December 31, 2001, approximately 53 positions have been eliminated. The remaining personnel reductions are expected to be completed by mid-2002. As of December 31, 2001, cash payments of $2.9 had been made for these charges. At December 31, 2001, the remaining liability to be paid was $1.6. In addition, during the second quarter of 2001 the Company recorded charges of $2.3 in equity in earnings of associated companies for its 50% share of CYRO Industries' restructuring charges, which included $3.7 related to the shutdown of CYRO's manufacturing facility in Niagara Falls, Ontario, Canada, and $0.8 related to CYRO's share of the infrastructure restructuring at the Company's Fortier facility.

In the fourth quarter of 2000, the Company recorded a restructuring charge of $10.8, related to a workforce reduction of approximately 110 employees and the discontinuance of a tolling operation. The restructuring costs were charged to the Consolidated Statement of Income as follows: manufacturing cost of sales, $3.5; selling and technical services, $5.3; research and process development, $1.6 and administrative and general, $0.4. The components of the restructuring charge included: employee severance costs, $8.8 and asset write-downs, $2.0. As of December 31, 2001, approximately 104 positions have been eliminated. As of December 31, 2001, cash payments of $6.0 had been made for these charges. At December 31, 2001, the remaining liability to be paid was $2.8, which is expected to be substantially completed during the first quarter of 2002.

In the fourth quarter of 1999 the Company recorded a restructuring charge of $3.6, primarily related to the consolidation of certain Specialty Materials' manufacturing and research activities, the Fortier methanol plant shutdown and related personnel reduction of 72 positions worldwide. The restructuring costs were charged to the Consolidated Statement of Income as follows: manufacturing cost of sales, $1.2; selling and technical services, $0.3; research and process development, $1.7 and administrative and general, $0.4. During the fourth quarter of 2000, the Company reduced this restructuring accrual as a result of incurring less cost than originally anticipated. As a result, the Company recognized a restructuring credit of $0.6 in the Consolidated Statement of Income as follows: manufacturing cost of sales, $0.2 and research and process development, $0.4. As of December 31, 2001, payments of $2.8 had been made for these charges and all personnel reductions requiring severance payments were completed. At December 31, 2001, the remaining liability to be paid was $0.2, which primarily relates to long-term employee severance payouts.

In connection with its 1997 restructuring plan, the Company reduced the restructuring accrual due to incurring lower than expected costs for the shutdown of the Linden, New Jersey, facility and incurring fewer personnel reductions by filling unanticipated open positions. As a result, the Company recognized restructuring credits in the Consolidated Statement of Income as follows: During the fourth quarter of 1999 the Company recognized a credit of $2.7 in manufacturing cost of sales and a credit of $0.3 in administrative and general. During the fourth quarter of 2000 the Company recognized a credit of $0.1 through various classifications in the Consolidated Statement of Income.

4. FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and certain other assets and liabilities included in the Company's Consolidated Balance Sheets approximated their fair values at December 31, 2001 and 2000.

At December 31, 2001, there were no interest rate swap agreements outstanding. At December 31, 2000, the Company was party to four interest rate swap agreements with an aggregate notional value of $80.0. Two of the swap agreements matured during 2001 and had virtually offsetting terms. Another swap agreement, which converted $20.0 of variable rate interest obligations to 6.25% fixed rate obligations, matured on November 1, 2001. The fourth interest rate swap agreement, which converted $25.0 of the Company's 6.75% fixed rate borrowings due on March 15, 2008, to a floating rate, was terminated during January 2001. Under the terms of the termination agreement, the Company received approximately $0.5 in cash.

At December 31, 2001, the Company had net foreign exchange contracts to purchase an aggregate of 20.0 Euros, 10.7 British pounds and 1.2 Norwegian krone for U.S. dollars. The Company also had net contracts for the following U.S. dollar equivalent aggregate amounts: contracts to purchase 1.3 Norwegian krone for other European currencies, primarily British pounds; contracts to purchase 18.3 British pounds for Euros; contracts to purchase 10.3 Norwegian krone for Euros and contracts to sell 0.3 of other currencies for Euros. At December 31, 2000, the Company had net foreign exchange contracts to purchase an aggregate of 32.5 of Dutch guilders, German marks and British pounds and to sell an aggregate of 2.6 of French franc and Argentine pesos for U.S. dollars. The Company also had net contracts to sell Dutch guilders with a value equivalent to $22.2 for British pounds, contracts to purchase Dutch guilders with a value equivalent to $0.5 for other currencies, contracts to purchase Norwegian krone with a value equivalent to $2.6 for other European currencies and contracts to sell Euros with a value equivalent to $1.4 for British pounds. The fair value of foreign exchange contracts, based on forward exchange rates at December 31, 2001 and 2000, exceeded contract values by approximately $0.6.

At December 31, 2001, the Company had $6.8 notional value of natural gas forward contracts with January through October 2002 delivery dates outstanding. Based on year-end NYMEX prices, the Company had a net unrealized loss of $0.7. At December 31, 2000, there were no natural gas forward contracts outstanding.

In connection with the Company's stock repurchase program, during 2001 the Company sold an aggregate of 300,000 put options to an institutional investor in a series of private placements exempt from registration under Section 4(2) of the Securities Act of 1933. The put options entitled the holder to sell an aggregate of 300,000 shares of the Company's common stock to the Company at exercise prices ranging from $31.35 to $32.49 per share. The Company received premiums of approximately $0.6 on the sale of such options. Prior to December 31, 2001, 140,000 of the put options expired unexercised, 100,000 put options were exercised and resulted in the Company buying back 100,000 shares of its common stock at an exercise price of $32.49 per share and the holder elected to exercise the remaining 60,000 put options, which were settled by the Company purchasing 60,000 shares of its common stock at an exercise price of $31.347 per share, which was slightly "out of the money" at the time. At December 31, 2001, no put options remained outstanding. During 2000, the Company sold an aggregate of 400,000 put options at exercise prices ranging from $23.083 to $24.553 per share. Prior to December 31, 2000, the put options expired unexercised. The Company received premiums of approximately $0.6 on the sale of such put options. In lieu of purchasing the shares from the put option holder, the Company has the right to elect settlement by paying the holder of the put options the excess of the strike price over the then market price of the shares in either cash or shares of the Company's common stock (i.e., net cash or net share settlement).

5. ASSOCIATED COMPANIES

The Company has a 50% interest in each of three associated companies: CYRO Industries, Mitsui-Cytec and AC Molding Compounds and a one-third interest in the PolymerAdditives.com, LLC joint venture. The Company also had a 50% interest in the former Criterion Catalyst joint venture through July 10, 2000 (see Note 2).

The aggregate cost of investments in associated companies accounted for under the equity method was $16.7 and $15.7 at December 31, 2001 and 2000, respectively. Summarized financial information for the Company's investments in associated companies as of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999, is as follows:

	2001	2000	1999
Net sales	**$306.9**	$496.3	$521.4
Gross profit	**52.0**	99.1	116.4
Net earnings (losses)	**(2.2)**	23.8	11.4
Company's share of earnings	**0.1**	15.0	5.6
Current assets	**105.8**	131.5	
Noncurrent assets	**189.4**	204.0	
Total assets	**295.2**	335.5	
Current liabilities	**78.9**	103.9	
Noncurrent liabilities	**29.0**	45.7	
Equity	**187.3**	185.9	
Total liabilities and equity	**295.2**	335.5	
Company's share of equity	**$ 92.6**	$ 91.9	

The above associated companies' information includes the results of the former Criterion Catalyst joint ventures through July 10, 2000.

The Company does not guarantee the debt of its unconsolidated associated companies.

At December 31, 2001 and 2000, the Company's net investment in AC Moldings Compounds was valued at zero, and the Company ceased recognizing its share of the losses of the joint ventures once its investment was reduced to zero. The Company and its joint venture partner were unwilling to invest further in AC Moldings. As a result of AC Moldings' inability to sustain its operations, in November 2001, the joint venture was shut down. Subsequently, AC Moldings filed for bankruptcy under Chapter 11 in December 2001. The Company does not believe that the AC Moldings Compounds bankruptcy filing will have a material impact on the Company's results of operations or financial position as the net investment was already valued at zero.

Fees received from associated companies, primarily CYRO Industries, were $7.8, $7.5 and $7.5 in 2001, 2000 and 1999, respectively. These fees are recorded in manufacturing cost of sales and are related to CYRO's use of the Company's Fortier, Louisiana, manufacturing complex. Approximately 65% of the fees received are scheduled to contractually expire December 31, 2003. However, the Company is in the process of renegotiating these agreements. To the extent that the agreements are not renewed, it will result in a corresponding increase in CYRO's earnings of which the Company's share is 50%.

Sales to associated companies (primarily CYRO Industries) amounted to $26.9, $27.2 and $25.2 in 2001, 2000 and 1999, respectively. Purchases from associated companies were immaterial.

At December 31, 2001, CYRO Industries had $25.0 of short-term borrowings outstanding, which expires March 31, 2002, and Mitsui-Cytec had $13.9 of short-term bank obligations, which expires March 31, 2002, and $3.6 of long-term debt, which expires February 25, 2004.

6. INVENTORIES

At December 31, 2001 and 2000, LIFO inventories comprised approximately 59% and 62% of consolidated inventories, respectively.

	2001	2000
Finished goods	$ 96.0	$115.0
Work in progress	18.0	15.0
Raw materials and supplies	65.1	67.1
	179.1	197.1
Less reduction to LIFO cost	(31.8)	(34.4)
Total inventories	$147.3	$162.7

7. PLANTS, EQUIPMENT AND FACILITIES

At December 31, 2001 and 2000, plant, equipment and facilities consisted of the following:

	2001	2000
Land and land improvements	$ 30.5	$ 30.4
Buildings	172.2	164.0
Machinery and equipment	1,108.2	1,066.7
Construction in progress	33.6	65.2
Plants, equipment and facilities, at cost	$1,344.5	$1,326.3

8. LONG-TERM DEBT

At December 31, 2001 and 2000, long-term debt consisted of public debt in the amounts of $314.3 and $313.4, respectively. The fair value of the Company's long-term debt, based on dealer quoted values, was $321.9 at December 31, 2001, and $303.1 at December 31, 2000.

During the third quarter of 2001, the Company reclassified certain deferred financing charges from other noncurrent assets to long-term debt. The reclassification was also made to the prior year's Consolidated Balance Sheet in order to make it conform to the current year's presentation.

The weighted average interest rate on long-term debt for 2001, 2000 and 1999 was 7.15%, 7.08% and 6.77%, respectively.

At December 31, 2001, the Company's Credit Facility provided for unsecured revolving loans ("Revolving Loans") of up to $200.0. The Revolving Loans are available for the general corporate purposes of the Company and its subsidiaries, including, without limitation, for purposes of making acquisitions permitted under the Credit Facility. There were no borrowings outstanding under the Credit Facility at December 31, 2001 and 2000. The Credit Facility, which is scheduled to mature on July 28, 2002, contains covenants customary for such facilities. The Company was in compliance with all terms, covenants and conditions of the Credit Facility at December 31, 2001, and expects to replace the credit facility on or before its expiration, although there is no guarantee that it will be renewed.

At December 31, 2001 and 2000, $10.0 was available for short-term use under an uncommitted credit facility and a U.S. dollar equivalent of approximately $18.4 and $14.8, respectively, was available under foreign currency denominated overdraft facilities. There were no outstanding borrowings under these facilities at December 31, 2001 and 2000.

During 1998, the Company sold an aggregate of $320.0 principal amount of senior debt securities in public offerings, consisting of (i) $100.0 principal amount of 6.50% Notes due March 15, 2003, (ii) $100.0 principal amount of 6.75% Notes due March 15, 2008 and (iii) $120.0 principal amount of 6.846% MOPPRS℠ due May 11, 2025. The securities were offered under the Company's shelf registration statement, which has now been fully utilized. The Company received an aggregate of approximately $322.0 in proceeds from the sales before deducting expenses associated with the sales.

Except in limited circumstances, the MOPPRS℠ will be subject to mandatory tender to Merrill Lynch, as Remarketing Dealer, at 100% of the principal amount thereof, for remarketing on May 11, 2005 (the "Remarketing Date"). The interest rate on the MOPPRS℠ from the Remarketing Date to maturity will be 5.951% plus an applicable spread. If the Remarketing Dealer for any reason does not purchase all tendered MOPPRS℠ on the Remarketing Date or elects not to remarket the MOPPRS,℠ the Company will be required to repurchase the MOPPRS℠ from the beneficial owners thereof on the Remarketing Date at 100% of the principal amount thereof plus accrued interest, if any.

Commencing in September 1997, the Company entered into a series of rate lock agreements to hedge against the risk of an increase in treasury rates related to the Company's offering of $300.0 in long-term debt securities. During 1997 and 1998, the Company made payments aggregating approximately $11.2 to settle the rate lock agreements, which is being amortized over the life of the 6.50% Notes, 6.75% Notes and 6.846% MOPPRS℠ as an increase in interest expense of such Notes. The amount of unamortized rate lock agreements included in long-term debt was $7.3 at December 31, 2001, and $8.4 at December 31, 2000.

Under the revised terms of the Company's Series C Cumulative Preferred Stock ("Series C Stock"), the Company would have the ability to incur up to an additional $635.2 in debt at December 31, 2001 (see Note 15).

On December 15, 2000, the Company filed with the Securities and Exchange Commission a shelf registration statement covering $400.0 of debt securities, which may be offered by the Company from time to time. Proceeds of any sale will be used for general corporate purposes, which may include replacement of indebtedness and other liabilities, share repurchases, additions to working capital, capital expenditures and acquisitions. The Company has no immediate plans to offer securities under the registration statement. The registration statement became effective December 22, 2000.

9. ENVIRONMENTAL MATTERS AND OTHER CONTINGENT LIABILITIES AND COMMITMENTS

The Company is subject to substantial costs arising out of environmental laws and regulations, which include obligations to remove or limit the effects on the environment of the disposal or release of certain wastes or substances at various sites or to pay compensation to others for doing so. The Company's most significant environmental liabilities relate to remediation and regulatory closure obligations at manufacturing sites now or formerly owned by the Company. The Company is also involved in legal proceedings directed at the cleanup of various other sites, including a number of federal or state Superfund sites. Since the laws pertaining to Superfund sites generally impose retroactive, strict, joint and several liability, a governmental plaintiff could seek to recover all remediation costs at any such site from any of the potentially responsible parties ("PRPs") for such site, including the Company, despite the involvement of other PRPs. In some cases, the Company is one of several hundred identified PRPs, while in others it is the only one or one of only a few. Generally, where there are a number of financially solvent PRPs, liability has been apportioned, or the Company believes, based on its experience with such matters, that liability will be apportioned based on the type and amount of waste disposed by each PRP at such disposal site and the number of financially solvent PRPs. In many cases, the nature of future environmental expenditures cannot be quantified with accuracy. In addition, from time to time in the ordinary course of its business, the Company is informed of, and receives inquiries with respect to, additional sites that may be environmentally impaired and for which the Company may be responsible.

As of December 31, 2001 and 2000, the aggregate environmental related accruals were $93.9 and $104.7, respectively, of which $20.0 was included in accrued expenses as of both dates, with the remainder included in other noncurrent liabilities. Environmental remediation spending for the years ended December 31, 2001, 2000 and 1999 was $13.7, $15.3 and $18.6, respectively. All accruals have been recorded without giving effect to any possible future insurance proceeds.

While it is not feasible to predict the outcome of all pending environmental suits and claims, it is reasonably possible that there will be a necessity for future provisions for environmental costs that, in management's opinion, will not have a material adverse effect on the consolidated financial position of the Company, but could be material to the consolidated results of operations of the Company in any one accounting period. The Company cannot estimate any additional amount of loss or range of loss in excess of the recorded amounts. Moreover, environmental liabilities are paid over an extended period, and the timing of such payments cannot be predicted with any confidence.

The Company is also a party to various other claims and routine litigation arising in the normal course of its business. Based on the advice of counsel, management believes that the resolution of such claims and litigation will not have a material adverse effect on the financial position of the Company, but could be material to the results of operations of the Company in any one accounting period.

Rental expense under property and equipment leases was $10.7 in 2001, $12.0 in 2000 and $12.3 in 1999. Estimated future minimum rental expenses under property and equipment leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2001, are:

	Operating Leases
2002	$ 7.4
2003	5.1
2004	3.9
2005	2.5
2006	1.9
Thereafter	16.5
Total minimum lease payments	$37.3

At December 31, 2001 and 2000, the Company had $10.9 and $11.7, respectively, of letters of credit outstanding for environmental and insurance related matters.

10. INCOME TAXES

The income tax provision for the years ended December 31, 2001, 2000 and 1999, is based on earnings before income taxes and extraordinary item as follows:

	2001	2000	1999
Domestic	**$ 51.6**	$203.3	$110.1
Foreign	**49.5**	67.8	62.9
Total	**$101.1**	$271.1	$173.0

The components of the income tax provision for the years ended December 31, 2001, 2000 and 1999, are composed of the following:

	2001	2000	1999
Current:			
Federal	**$ (9.5)**	$36.8	$ 4.8
Foreign	**17.2**	24.4	21.0
Other, principally state	**1.9**	1.2	1.0
Total	**$ 9.6**	$62.4	$26.8
Deferred:			
Federal	**$22.3**	$25.3	$21.9
Foreign	**1.0**	(1.1)	(2.3)
Other, principally state	**2.0**	6.9	5.3
Total	**$25.3**	$31.1	$24.9
Total income tax provision	**$34.9**	$93.5	$51.7

Tax benefits on stock option exercises of $9.9, $4.5 and $0.1 were allocated directly to shareholders' equity for 2001, 2000 and 1999, respectively.

In 2001, $2.6 million of tax expense was allocated to an extraordinary gain.

Domestic and foreign earnings of consolidated companies before income taxes and extraordinary item include all earnings derived from operations in the respective U.S. and foreign geographic areas, whereas provisions (benefits) for income taxes include all income taxes payable to (receivable from) U.S., foreign and other governments as applicable, regardless of the situs in which the taxable income (loss) is generated. The temporary differences that give rise to a significant portion of deferred tax assets and liabilities as of December 31, 2001 and 2000, were as follows:

	2001	2000
Deferred tax assets:		
Allowance for bad debts	**$ 2.2**	$ 2.2
Employee benefit accruals	**–**	7.8
Insurance accruals	**13.6**	13.5
Operating accruals	**12.6**	20.0
Inventory	**0.7**	4.1
Environmental accruals	**34.2**	37.7
Postretirement obligations	**112.9**	115.0
Other	**17.5**	10.5
Deferred tax assets	**193.7**	210.8
Deferred tax liabilities:		
Plants, equipment and facilities	**(106.3)**	(118.4)
Employee benefit accruals	**(3.6)**	–
Other	**(13.3)**	(13.0)
Deferred tax liabilities	**(123.2)**	(131.4)
Net deferred tax assets	**$ 70.5**	$ 79.4

Beginning in 1997, no provision has been made for U.S. or additional foreign taxes on the undistributed earnings of foreign subsidiaries since the Company intends to reinvest these earnings. Foreign tax credits would be available to substantially reduce any amount of additional U.S. tax that might be payable on these earnings in the event of distribution or sale.

The long-term earnings trend of the Company makes it more likely than not that the Company will generate sufficient taxable income to realize its net deferred tax assets.

In the third quarter of 1999, the Company recognized an $8.0 reduction in income tax expense related to the utilization of additional prior years' tax credits. Excluding the impact of this nonrecurring item, the Company's effective tax rate for 1999 was 34.5%.

A reconciliation between the Company's effective tax rate and the U.S. federal income tax rate is as follows:

	2001	2000	1999
Federal income tax rate	**35.0%**	35.0%	35.0%
Research and experimental credit	**(3.6)**	(1.3)	(1.8)
Prior period tax credits	**–**	–	(4.6)
Income subject to other than the federal income tax rate	**(0.7)**	(1.4)	(2.6)
State taxes, net of federal benefits	**3.5**	1.6	2.2
Other charges, net	**0.3**	0.6	1.7
Effective tax rate	**34.5%**	34.5%	29.9%

11. RETIREMENT PLANS

The Company has defined benefit pension plans that cover employees in the United States and a number of foreign countries. The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

	2001	2000
Change in benefit obligation		
Benefit obligation at January 1	**$337.9**	$305.2
Service cost	**8.3**	8.5
Interest cost	**25.2**	23.8
Amendments	**–**	0.2
Translation difference	**(1.1)**	0.2
Actuarial (gain) loss	**14.8**	14.2
Employee contributions	**0.2**	0.2
Benefits paid	**(17.2)**	(14.4)
Benefit obligation at December 31	**$368.1**	$337.9
Change in plan assets		
Fair value of plan assets at January 1	**$338.7**	$346.8
Actual return (losses) on plan assets	**(18.3)**	(6.0)
Company contributions	**16.9**	13.6
Employee contributions	**0.2**	0.2
Translation difference	**(1.1)**	(1.5)
Benefits paid	**(17.2)**	(14.4)
Fair value of plan assets at December 31	**$319.2**	$338.7
Projected benefit obligation over (under) plan assets	**48.9**	(0.8)
Unrecognized actuarial loss	**(73.0)**	(9.5)
Unrecognized prior service cost	**1.4**	1.3
Unrecognized net transition obligation	**1.1**	1.3
Prepaid pension assets recognized in the consolidated balance sheets	**$ (21.6)**	$ (7.7)

Assumptions as of December 31:

	2001	2000	1999
Discount rate	**7.25%**	7.50%	7.75%
Expected return on plan assets	**9.25%**	9.25%	9.25%
Rate of future compensation increase	**3.0–10.0%**	3.0–10.0%	4.0–10.0%

Net periodic pension expense includes the following components:

	2001	2000	1999
Service cost	**$ 8.3**	$ 8.5	$ 10.1
Interest cost on projected benefit obligation	**25.2**	23.8	21.8
Expected return on plan assets	**(31.1)**	(28.3)	(24.2)
Net amortization and deferral	**0.4**	–	1.8
Net periodic pension expense	**$ 2.8**	$ 4.0	$ 9.5

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $195.6, $180.1 and $146.5, respectively, as of December 31, 2001, and $116.4, $108.5 and $92.3, respectively, as of December 31, 2000. The prepaid benefit costs recognized in the consolidated balance sheets as of December 31, 2001 and 2000 were $39.0 and $18.0, respectively, and the accrued benefit liability recognized in the consolidated balance sheets as of December 31, 2001 and 2000 was $17.4 and $10.3, respectively.

The Company sponsors employee savings and profit sharing plans. Prior to 2001, the savings plan portion generally matched 75% of employee contributions up to 4% of compensation. Profit sharing contributions are based on the Company's performance and are at the discretion of the Board of Directors. Savings plan matching contributions were $5.7, $4.3 and $4.6 for 2001, 2000 and 1999, respectively. Profit sharing contributions were approximately $0, $3.4 and $3.6 in 2001, 2000 and 1999, respectively. Beginning in January 2001, the Company match for the savings plan was increased to 100% of employee contribution up to the first 3% of compensation and 50% on the next 2% of compensation for employees not covered by collective bargaining agreements.

12. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company sponsors postretirement and postemployment benefit plans. The postretirement plans provide medical and life insurance benefits to retirees who meet minimum age and service requirements. The postemployment plans provide salary continuation, disability related benefits, severance pay and continuation of health costs during the period after employment but before retirement.

The following provides a reconciliation of postretirement benefit obligations, plan assets and funded status of the plans:

	2001	2000
Change in benefit obligation		
Benefit obligation at January 1	**$249.1**	$268.1
Service cost	**1.4**	1.3
Interest cost	**18.1**	19.8
Amendments	**(9.4)**	(19.4)
Translation difference	**(0.1)**	(0.1)
Actuarial loss	**11.5**	2.8
Employee contributions	**1.5**	1.0
Benefits paid	**(24.4)**	(24.4)
Benefit obligation at December 31	**$247.7**	$249.1
Change in plan assets		
Fair value of plan assets at January 1	**$ 72.8**	$ 54.4
Actual return on plan assets	**1.9**	2.8
Company contributions	**21.5**	39.0
Employee contributions	**1.5**	1.0
Benefits paid	**(24.4)**	(24.4)
Fair value of plan assets at December 31	**$ 73.3**	$ 72.8
Accumulated postretirement benefit obligation over fair value of plan assets	**174.4**	$176.3
Unrecognized actuarial gain	**30.4**	44.3
Unrecognized negative prior service cost	**73.1**	71.2
Accrued postretirement benefit cost	**$277.9**	$291.8

The accrued postretirement benefit cost recognized in the Company's Consolidated Balance Sheets at December 31, 2001 and 2000, includes $20.0 in accrued expenses and $257.9 and $271.8, respectively, in other noncurrent liabilities.

Net periodic postretirement benefit costs for the years ended December 31, 2001, 2000 and 1999, included the following components:

	2001	2000	1999
Service cost	**$ 1.4**	$ 1.3	$ 1.4
Interest cost	**18.1**	19.8	17.3
Expected return on plan assets	**(5.2)**	(3.8)	(3.2)
Net amortization and deferral	**(8.6)**	(7.5)	(7.8)
Total cost	**$ 5.7**	$ 9.8	$ 7.7

Measurement of the accumulated postretirement benefit obligations ("APBO") was based on actuarial assumptions, including a discount rate of 7.25%, 7.50% and 7.75% at December 31, 2001, 2000 and 1999, respectively, and an expected return on plan assets of 7.0% at December 31, 2001, 2000 and 1999. The assumed rate of future increases in the per capita cost of healthcare benefits (healthcare cost trend rate) is 7.0% in 2002, decreasing to ultimate trend of 5.5% in 2005. The healthcare cost trend rate has a significant effect on the reported amounts of APBO and related expense. For example, increasing the healthcare cost trend rate by one percentage point in each year would increase the APBO at December 31, 2001, and the 2001 aggregate service and interest cost by approximately $22.9 and $1.8, respectively, and decreasing the healthcare cost trend rate by one percentage point in each year would decrease the APBO at December 31, 2001 and the 2001 aggregate service and interest cost by approximately $20.8 and $1.7, respectively.

13. OTHER FINANCIAL INFORMATION

Accrued expenses at December 31, 2001 and 2000, included the following:

	2001	2000
Pensions and other employee benefits	**$ 7.8**	$ 21.7
Other postretirement employee benefits	**20.0**	20.0
Salaries and wages	**11.1**	10.2
Environmental	**20.0**	20.0
Restructuring	**4.6**	9.9
Other	**94.3**	97.8
	$157.8	$179.6

Cash payments during the years ended December 31, 2001, 2000 and 1999, included interest of $21.3, $26.6 and $27.8, respectively. Income taxes paid in 2001, 2000 and 1999 were $33.1, $37.6 and $28.7, respectively. Income taxes paid include foreign taxes of $16.8, $20.8 and $16.8 in 2001, 2000 and 1999, respectively.

Included in accounts receivable at December 31, 2001 and 2000, are miscellaneous receivables of approximately $32.3 and $55.2, respectively.

Included in interest expense, net, for the years ended December 31, 2001, 2000 and 1999, is interest income of $3.0, $3.5 and $2.0, respectively.

Other income, net, was $7.9, $104.6 and $9.3 for the years ended December 31, 2001, 2000 and 1999, respectively. Included in 2001 were gains of $7.0 related to the sale of reclaimed land in Florida and the favorable settlement of a royalty issue concerning mineral rights associated with a former phosphate rock mining joint venture also in Florida. Included in 2000 was a gain of $88.3 from the divestiture of the Paper Chemicals business (see also Note 2), a gain of $13.3, discounted and net of expenses, from an insurance settlement with a group of insurance carriers for an environmental remediation coverage suit and a gain of $7.1 related to the sale of real estate at a former plant site. Also included in 2000 is a charge of $4.8 for the write-down of receivables due from the AC Moldings Compounds joint venture. Included in 1999 were pre-tax gains of $4.5 from the sale of land, $2.2 from royalty income and $1.6 from the sale of certain product lines.

Acquisition intangibles, net of accumulated amortization, at December 31, 2001 and 2000, included the following:

	2001	2000
Goodwill	**$376.1**	$374.4
Less: accumulated amortization	**(45.5)**	(38.2)
Goodwill, net	**330.6**	336.2
Other intangibles	**55.4**	55.2
Less: accumulated amortization	**(9.9)**	(7.0)
Other intangibles, net	**45.5**	48.2
Acquisition intangibles, net of accumulated amortization	**$376.1**	$384.4

Amortization expense related to goodwill and intangible assets was $12.8, $12.4 and $11.2 for the years ended December 31, 2001, 2000 and 1999, respectively. On January 1, 2002, the Company adopted SFAS 142 and certain transition provisions of SFAS 141 (see Note 1). Application of these standards required that the Company assess its recorded intangibles, and effective January 1, 2002, reclassify to goodwill those intangibles which no longer meet the criteria for recognition apart from goodwill. The Company's acquisition intangibles, net of accumulated amortization, before and after such reclassifications was as follows:

	Goodwill	Intangibles	Total
Before reclassifications:			
Water and Industrial Process Chemicals	$ 31.3	$ 3.8	$ 35.1
Performance Products	49.1	26.7	75.8
Specialty Materials	250.2	15.0	265.2
Building Block Chemicals	–	–	–
Total	$330.6	$45.5	$376.1
After reclassifications:			
Water and Industrial Process Chemicals	$ 31.1	$ 4.0	$ 35.1
Performance Products	50.1	25.7	75.8
Specialty Materials	252.6	12.6	265.2
Building Block Chemicals	–	–	–
Total	$333.8	$42.3	$376.1

14. COMMON STOCK

The Company is authorized to issue 150 million shares of common stock with a par value of $.01 per share, of which 39,621,108 shares were outstanding at December 31, 2001. A summary of changes in common stock issued and treasury stock for the years ended December 31, 2001, 2000 and 1999, is presented below.

	Common Stock	Treasury Stock
Balance at December 31, 1998	48,142,961	4,952,881
Purchase of treasury stock	–	1,784,045
Issuance pursuant to stock option plan	–	(148,693)
Award of performance stock and restricted stock	–	(84,903)
Forfeitures and deferrals of stock awards	(10,321)	22,425
Issuance pursuant to warrant exercise	–	(7,745)
Adjustment to shares issued pursuant to acquisition	–	4,957
Balance at December 31, 1999	48,132,640	6,522,967
Purchase of treasury stock	–	2,161,700
Issuance pursuant to stock option plan	–	(636,047)
Award of performance stock and restricted stock	–	(114,272)
Forfeitures and deferrals of stock awards	–	31,881
Balance at December 31, 2000	48,132,640	7,966,229
Purchase of treasury stock	–	1,711,300
Issuance pursuant to stock option plan	–	(1,118,634)
Award of performance stock and restricted stock	–	(81,278)
Forfeitures and deferrals of stock awards	–	33,915
Balance at December 31, 2001	**48,132,640**	**8,511,532**

On November 2, 2000, the Company announced an authorization of $100.0 to repurchase shares of its outstanding common stock. The repurchases will be made from time to time on the open market or in private transactions and will be utilized for stock option plans, benefit plans and other corporate purposes. Through December 31, 2001, the Company had repurchased 1,872,791 shares at a cost of $57.8 under this authorization. See also Note 15.

Stock Award and Incentive Plan: The 1993 Stock Award and Incentive Plan (the "1993 Plan") is administered by a committee of the Board of Directors (the "Committee"). The 1993 Plan provides for grants of a variety of awards, such as stock options (including incentive stock options and nonqualified stock options), stock appreciation rights (including limited stock appreciation rights), restricted stock (including performance shares), restricted stock units, deferred stock awards and dividend equivalents, deferred cash awards and interest equivalents and other stock or cash-based awards, to be made to selected employees and independent contractors of the Company and its subsidiaries and affiliates at the discretion of the Committee. In addition, automatic formula grants of restricted stock and nonqualified stock options are awarded to non-employee directors. At December 31, 2001, the Company had reserved approximately 8,412,213 shares for issuance under the 1993 Plan.

The stock option component of the 1993 Plan provides for the granting of nonqualified stock options to officers, directors and certain key employees at 100% of the market price on the date the option is granted. Options are generally exercisable in cumulative installments of 33⅓% per year commencing one year after the date of grant and annually thereafter, with contract lives of generally 10 years from the date of grant.

In the event of a "change of control" (as defined in the 1993 Plan), (i) any award under that Plan carrying a right to exercise that was not previously exercisable and vested will become fully exercisable and vested, (ii) the restrictions, deferral limitations, payment conditions and forfeiture applicable to any other award granted under the 1993 Plan will lapse and such awards will be deemed fully vested and (iii) any performance conditions imposed with respect to awards shall be deemed to be fully achieved.

In connection with the acquisition of The American Materials & Technologies Corporation ("AMT") in 1998, outstanding options and warrants to acquire AMT stock were converted into options and warrants to purchase 335,209 shares of the Company's common stock at a weighted average exercise price of $10.48 per share.

A summary of the status of the Company's stock options as of December 31, 2001, 2000 and 1999, and changes during the years ended on those dates is presented below.

	2001		2000		1999	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Shares under option:						
Outstanding at beginning of year	**6,484,300**	**$21.68**	6,239,406	$20.28	5,276,173	$19.90
Granted	**938,655**	**33.54**	981,143	24.70	1,193,409	21.00
Exercised	**(1,118,634)**	**8.50**	(636,047)	10.86	(148,693)	6.81
Forfeited	**(53,587)**	**31.72**	(100,202)	33.26	(81,483)	30.30
Outstanding at end of year	**6,250,734**	**25.73**	6,484,300	$21.68	6,239,406	$20.28
Options exercisable at end of year	**4,382,219**	**$24.59**	4,632,637	$20.16	4,434,989	$16.56

The following table summarizes information about stock options outstanding and exercisable at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 2.77–10.00	960,076	2.17	$ 5.46	959,533	$ 5.45
11.66–24.57	2,233,566	5.91	20.45	1,350,523	18.75
25.08–37.75	1,679,472	4.48	29.93	704,583	25.45
37.87–47.32	837,045	5.14	40.20	827,005	40.22
47.81–57.44	540,575	6.08	48.11	540,575	48.11
$ 2.77–57.44	6,250,734	4.74	$25.73	4,382,219	$24.59

As provided under the 1993 Plan, the Company has also issued restricted stock and performance stock. Restricted shares are subject to certain restrictions on ownership and transferability that lapse upon vesting. Performance share payouts are based on the attainment of certain performance objectives related to the Company's financial performance and may vary depending on the degree to which the performance objectives are met. Performance shares awarded in 1999, 2000 and 2001 relate to the 2001, 2002 and 2003 performance periods, respectively. The total amount of stock-based compensation expense (income) recognized for restricted stock and performance stock was ($0.7) in 2001, $3.5 in 2000 and $1.4 in 1999. A summary of restricted stock and performance stock activity is as follows:

	2001	2000	1999
Outstanding awards – beginning of year	**244,161**	156,386	112,229
New awards granted	**81,278**	114,272	84,903
Shares with restrictions lapsed(1)	**(45,402)**	(15,936)	(31,368)
Restricted shares forfeited	**(14,714)**	(10,561)	(9,378)
Outstanding awards – end of year	**265,323**	244,161	156,386
Weighted average market value of new awards on award date	**$33.44**	$24.68	$20.64

(1) Shares with restrictions lapsed in each period above include shares deferred by certain participants. The Company issued these participants equivalent deferred stock awards that will be distributed in the form of shares of common stock, generally, following termination of employment.

The compensation costs that have been charged against income for restricted stock and performance stock awards have been noted above. Set forth below are the Company's net earnings and earnings per share, presented both "as reported" and "pro forma," as if compensation cost had been determined consistent with the fair value provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

	2001	2000	1999
Net earnings :			
As reported	**$71.1**	$177.6	$121.3
Pro forma	**66.5**	$175.9	117.8
Basic earnings per share:			
As reported	**$1.77**	$ 4.34	$ 2.83
Pro forma	**1.65**	4.30	2.75
Diluted earnings per share:			
As reported	**$1.71**	$ 4.15	$ 2.73
Pro forma	**1.60**	4.12	2.65

The effects of applying SFAS 123 in this pro forma disclosure are not necessarily indicative of future amounts.

The fair value of each stock option granted during 2001, 2000 and 1999 is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2001	2000	1999
Expected life (years)	**5.7**	6.0	6.0
Expected volatility	**44.14%**	41.47%	43.47%
Expected dividend yield	**–**	–	–
Risk-free interest rate	**4.672%**	5.142%	6.58%
Weighted average fair value of options granted during the year	**$16.07**	$11.92	$10.95

In 1995, the Company implemented a stock appreciation plan for all eligible active employees not eligible to participate in the stock option program. In December 1996 a payout of 25% of the total maximum payout was made and a second 25% payout was made in December 1997. In August 2000, a final payout of one thousand dollars per participant ($2.8 in aggregate) was made.

15. PREFERRED STOCK

The Company is authorized to issue 20 million shares of preferred stock with a par value of $.01 per share in one or more classes or series with rights and privileges as adopted by the Board of Directors. As of December 17, 1993, the Company had issued to American Cyanamid Company ("Cyanamid"), a wholly owned subsidiary of Wyeth, formerly known as American Home Products Corporation, eight million shares of preferred stock, of which only the Series C Stock remains outstanding.

The Series C Stock, of which 4,000 shares are issued and outstanding, is perpetual, has a liquidation and redemption value of $0.1, has an annual dividend of $1.83 per share (7.32%) and is redeemable at the Company's option under certain limited circumstances. Shares of Series C Stock are not transferable except to a subsidiary of Cyanamid. In 2001, Cyanamid transferred the Series C stock to MDP Holdings, Inc., its wholly owned subsidiary. The Series C Stock provides MDP Holdings, Inc. with the right to elect one director to the Company's Board of Directors and contains certain covenants requiring the Company to satisfy its environmental remediation obligations, retiree health care and life insurance obligations and certain pension contribution obligations in a timely and proper manner. It also contains certain other covenants requiring the Company to maintain specified financial ratios and restricting the Company from taking certain actions, including paying dividends on its common stock in certain circumstances, merging or consolidating or selling all or substantially all of the Company's assets or incurring indebtedness in violation of certain covenants, without the consent of MDP Holdings, Inc. as the holder of the Series C Stock. In the event that the Company fails to comply with certain of such covenants, MDP Holdings, Inc., as the holder of the Series C Stock, will have additional rights which may include approval of the Company's capital expenditures and in certain more limited circumstances, appointing additional directors to the Company's Board of Directors, which together with MDP Holdings, Inc.'s existing representative, would constitute a majority of the Company's Board of Directors.

Under the terms of the Series C stock, the Company must maintain a debt-to-equity ratio of no more than 2-to-1 and a minimum fixed charge coverage ratio of not less than 3-to-1 for the average of the fixed charge coverage ratios for the four consecutive fiscal quarters most recently ended and must not incur more than $150.0 of debt unless the Company's equity is in excess of $200.0. If the Company has more than $200.0 in equity, then it may incur additional debt as long as its ratio of debt-to-equity is not more than 1.5-to-1. At December 31, 2001, the Company had $321.1 of debt and $636.8 of equity as defined in the Series C Stock covenant and, under the revised terms, would have the ability to incur up to an additional $634.1 in debt.

On January 22, 1999, the Company signed an agreement with Cyanamid providing that Cyanamid and its transferees would irrevocably waive certain financial covenants contained in the Series C Stock so that, in addition to restricted payments otherwise permitted under the Series C Stock, the Company may make up to $100.0 in special restricted payments solely for the purpose of repurchasing its common stock. During November 2000, the Company completed the share repurchases under this authorization. The Company repurchased a total of 3,784,254 shares of its outstanding common stock under this authorization.

At December 31, 2001 and 2000, restricted payments permitted under the Series C Stock were limited to $88.5 and $109.9, respectively. Restricted payments include, but are not limited to, payments of dividends on common stock, payments for the repurchase of common stock outstanding and payments on certain classes of debt.

16. EARNINGS PER SHARE

The following represents the reconciliation of the numerators and denominators of the basic and diluted EPS computations for net earnings available for common stockholders for the years ended December 31, 2001, 2000 and 1999:

	2001			2000			1999		
	Income (Numerator)	**Weighted Average Shares (Denominator)**	**Per Share Amount**	Income (Numerator)	Weighted Average Shares (Denominator)	Per Share Amount	Income (Numerator)	Weighted Average Shares (Denominator)	Per Share Amount
Basic EPS									
Earnings before extraordinary item	**$66.2**		**$1.65**	$177.6		$4.34	$121.3		$2.83
Extraordinary gain, net of tax	**4.9**	**40,203,975**	**0.12**	–	40,920,647	–	–	42,890,159	–
Net earnings	**$71.1**		**$1.77**	$1.77.6		$4.34	$121.3		$2.83
Effect of dilutive securities									
Options		**1,240,592**			1,716,746			1,507,357	
Performance/ Restricted stock		**139,921**			100,853			103,353	
Warrants		**5,593**			6,970			4,395	
Put options		**657**			–			–	
Diluted EPS									
Earnings before extraordinary item	**$66.2**		**$1.59**	$177.6		$4.15	$121.3		$2.73
Extraordinary gain, net of tax	**4.9**	**41,590,738**	**0.12**	–	42,745,216	–	–	44,505,264	–
Net earnings	**$71.1**		**$1.71**	$177.6		$4.15	$121.3		$2.73

At December 31, 2001, there were 2,418,087 options outstanding with weighted average exercise prices of $38.83 that were excluded from the above calculation because their inclusion would have had an antidilutive effect on EPS.

17. OPERATIONS BY BUSINESS SEGMENT AND GEOGRAPHIC AREAS

Business Segments: The Company has four reportable segments: Water and Industrial Process Chemicals, Performance Products, Specialty Materials and Building Block Chemicals.

The Water and Industrial Process Chemicals segment produces water treating, mining, and phosphine chemicals that are used mainly in water and wastewater treatment and mineral processing and separation manufacturing. The segment includes the Paper Chemicals business, which was substantially divested on November 1, 2000. For more information about the sale of the paper chemicals business see Note 2. The Performance Products segment produces coatings and performance chemicals and polymer additives that are used primarily in coatings, adhesives and plastics applications. The Specialty Materials segment manufactures and sells materials that are used mainly in commercial and military aviation and launch vehicles, satellites and aircraft brakes. The Building Block Chemicals segment manufactures acrylonitrile, acrylamide, hydrocyanic acid, melamine and sulfuric acid. Some of these chemical intermediates are used in the manufacture of the Company's specialty chemicals, with the remainder sold to third parties.

The accounting policies of the reportable segments are the same as those described in Note 1 of the Notes to Consolidated Financial Statements. All intersegment sales prices are cost based. The Company evaluates the performance of its operating segments based on earnings from operations and cash flows of the respective segment.

Summarized segment information for the years 2001, 2000 and 1999 is as follows:

	Water and Industrial Process Chemicals	Performance Products	Specialty Materials	Building Block Chemicals	Total Segments
2001					
Net sales to external customers	**$335.0**	**$434.7**	**$450.2**	**$167.2**	**$1,387.1**
Intersegment net sales	**–**	**–**	**–**	**48.6**	**48.6**
Total net sales	**335.0**	**434.7**	**450.2**	**215.8**	**1,435.7**
Earnings (loss) from operations	**25.7**	**16.3**	**95.9**	**(18.7)**	**119.2**
Percentage of sales	**7.7%**	**3.7%**	**21.3%**	**(8.7)%**	**8.3%**
Total assets	**241.5**	**384.8**	**487.3**	**226.2**	**1,339.8**
Capital expenditures	**22.0**	**16.0**	**8.5**	**13.3**	**59.8**
Depreciation and amortization	**17.5**	**29.2**	**16.9**	**27.3**	**90.9**
2000					
Net sales to external customers	$403.1	$474.0	$411.6	$203.8	$1,492.5
Intersegment net sales	–	–	–	63.4	63.4
Total net sales	403.1	474.0	411.6	267.2	1,555.9
Earnings from operations	40.2	56.8	85.9	12.7	195.6
Percentage of sales	10.0%	12.0%	20.9%	4.8%	12.6%
Total assets	256.3	434.1	487.0	260.3	1,437.7
Capital expenditures	28.3	16.5	8.2	20.1	73.1
Depreciation and amortization	18.9	30.7	17.6	25.6	92.8
1999					
Net sales to external customers	$387.5	$449.8	$435.7	$171.5	$1,444.5
Intersegment net sales	–	–	–	42.0	42.0
Total net sales	387.5	449.8	435.7	213.5	1,486.5
Earnings from operations	43.5	51.6	84.9	6.1	186.1
Percentage of sales	11.2%	11.5%	19.5%	2.9%	12.5%
Total assets	267.3	436.1	494.4	245.1	1,442.9
Capital expenditures	19.0	18.8	13.9	20.0	71.7
Depreciation and amortization	18.3	30.5	17.7	27.0	93.5

The following table provides a reconciliation of selected segment information to corresponding amounts contained in the Company's Consolidated Financial Statements:

	2001	2000	1999
Net sales:			
Net sales from reportable segments	**$1,435.7**	$1,555.9	$1,486.5
Elimination of intersegment revenue	**(48.6)**	(63.4)	(42.0)
Total consolidated net sales	**$1,387.1**	$1,492.5	$1,444.5
Earnings from operations:			
Earnings from reportable segments	**$ 119.2**	$ 195.6	$ 186.1
Corporate unallocated(1)	**(6.5)**	(19.0)	(1.1)
Total consolidated earnings from operations	**$ 112.7**	$ 176.6	$ 185.0
Total assets:			
Assets from reportable segments	**$1,339.8**	$1,437.7	
Other assets	**310.6**	283.9	
Total consolidated assets	**$1,650.4**	$1,721.6	

(1) Includes net restructuring and other charges (see Note 3).

Operations by Geographic Areas: Net sales to unaffiliated customers presented below are based upon the sales destination that is consistent with management's view of the business. U.S. exports included in net sales are based upon the sales destination and represent direct sales of U.S.-based entities to unaffiliated customers outside of the United States. Earnings from operations are also based upon destination and consist of total net sales less operating expenses. Identifiable assets are those assets used in the Company's operations in each geographic area. Unallocated assets are primarily miscellaneous receivables, construction in progress and cash and cash equivalents.

	2001	2000	1999
Net sales			
United States	**$ 736.9**	$ 798.8	$ 816.0
Other Americas	**151.0**	163.8	141.3
Asia/Pacific Rim	**170.7**	193.4	152.9
Europe, Mideast, Africa	**328.5**	336.5	334.3
Total	**$1,387.1**	$1,492.5	$1,444.5
U.S. exports included in net sales above			
Other Americas	**$ 50.7**	$ 47.5	$ 44.2
Asia/Pacific Rim	**80.6**	95.2	67.0
Europe, Mideast, Africa	**54.0**	46.1	42.2
Total	**$ 185.3**	$ 188.8	$ 153.4
Earnings from operations(1)			
United States	**$ 26.3**	$ 77.3	$ 88.9
Other Americas	**29.6**	31.1	26.6
Asia/Pacific Rim	**20.1**	25.3	12.7
Europe, Mideast, Africa	**36.7**	42.9	56.8
Total	**$ 112.7**	$ 176.6	$ 185.0
Identifiable assets			
United States	**$ 904.4**	$ 945.8	$ 958.8
Other Americas	**128.5**	139.6	144.2
Asia/Pacific Rim	**25.6**	29.5	30.2
Europe, Mideast, Africa	**210.0**	204.1	204.7
Total	**$1,268.5**	$1,319.0	$1,337.9
Investment in associated companies	**92.6**	94.8	146.4
Unallocated assets	**289.3**	307.8	266.2
Total assets	**$1,650.4**	$1,721.6	$1,750.5

(1) Earnings from operations in 2001 includes restructuring charges of $5.4 in the United States. Earnings from operations in 2000 includes net restructuring and other charges of $8.4, $0.3 and $2.8 in the United States, Other Americas and Europe, respectively.

Major Customers: Sales to Boeing Company and its subcontractors for commercial and military aerospace and other components were approximately $149.5, or 10.8% of consolidated net sales, in 2001; approximately $153.4, or 10.3% of consolidated net sales, in 2000 and approximately $176.5, or 12.2% of consolidated net sales, in 1999. Sales to Boeing Company and subcontractors are included in the Specialty Materials operating segment.

management statement

Your management has prepared and is responsible for the accompanying Consolidated Financial Statements. These statements have been prepared in conformity with accounting principles generally accepted in the United States of America appropriate in the circumstances and necessarily include some amounts based on management's estimates and judgments. All financial information in this annual report is consistent with that in the Consolidated Financial Statements.

The Company's accounting systems include internal controls designed to provide reasonable assurance of the reliability of its financial records and the proper safeguarding and use of its assets. Such controls are based on established policies and procedures and are implemented by trained, skilled personnel with an appropriate segregation of duties. The internal controls are complemented by the Company's internal audit function which conducts regular and extensive internal audits.

The Company's independent auditors, KPMG LLP, have audited the Consolidated Financial Statements. They have indicated in their report that their audits were conducted in accordance with auditing standards generally accepted in the United States of America.

The Board of Directors exercises its responsibility for these Consolidated Financial Statements through its Audit Committee, composed solely of nonmanagement directors, which meets periodically with management, the internal auditors and the independent auditors to review internal accounting control, auditing and financial reporting matters. The independent auditors and representatives of the internal auditor function have full and free access to the Audit Committee.

David Lilley
Chairman, President and Chief Executive Officer

James P. Cronin
Executive Vice President and Chief Financial Officer

West Paterson, New Jersey
January 22, 2002

independent auditors' report

The Board of Directors and Stockholders,
Cytec Industries Inc.:

KPMG

We have audited the accompanying consolidated balance sheets of Cytec Industries Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cytec Industries Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 2 to the consolidated financial statements, effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations."

KPMG LLP

Short Hills, New Jersey
January 22, 2002

quarterly data (unaudited)

(Dollars in millions, except per share amounts)	1Q	2Q	3Q	4Q	Year
2001					
Net Sales	**$376.1**	**$354.1**	**$342.1**	**$314.8**	**$1,387.1**
Gross profit(1)	**81.9**	**84.9**	**85.0**	**66.5**	**318.3**
Earnings before extraordinary item	**17.2**	**20.9**	**21.3**	**6.8**	**66.2**
Extraordinary item, net of taxes	**–**	**–**	**4.9**	**–**	**4.9**
Net earnings	**17.2**	**20.9**	**26.2**	**6.8**	**71.1**
Basic net earnings per common share(2)					
Earnings before extraordinary item	**$ .43**	**$ .52**	**$ .53**	**$ .17**	**$ 1.65**
Extraordinary item	**–**	**–**	**.12**	**–**	**.12**
Basic net earnings per common share	**$ .43**	**$ .52**	**$ .65**	**$ .17**	**$ 1.77**
Diluted net earnings per common share(2)					
Earnings before extraordinary item	**$ .41**	**$ .50**	**$ .51**	**$ .17**	**$ 1.59**
Extraordinary item	**–**	**–**	**.12**	**–**	**.12**
Diluted net earnings per common share	**$ .41**	**$ .50**	**$ .63**	**$ .17**	**$ 1.71**
2000					
Net Sales	$368.8	$389.1	$376.2	$358.4	$1,492.5
Gross profit(1)	103.9	108.4	104.1	97.4	413.8
Net earnings	32.1	40.7	27.8	77.0	177.6
Basic net earnings per common share(2)	$ .77	$ .99	$ .68	$ 1.91	$ 4.34
Diluted net earnings per common share(2)	$ .74	$ .95	$ .65	$ 1.82	$ 4.15

(1) Gross profit is derived by subtracting manufacturing cost of sales from net sales.
(2) The sum of the quarters may not equal the full year basic and diluted earnings per share since each period is calculated separately.

quarterly high and low stock prices

Cytec's common stock is traded on the New York Stock Exchange under the symbol CYT. At January 31, 2002, there were 13,760 holders of record. The high and low selling stock price for each quarter during 2001 and 2000 were:

	1Q	2Q	3Q	4Q
2001				
High	**$39.50**	**$38.01**	**$38.13**	**$27.63**
Low	**28.375**	**30.85**	**19.00**	**22.55**
2000				
High	$30.6875	$33.00	$34.625	$41.3125
Low	22.375	23.6875	24.6875	29.9375

five-year summary

(Dollars in millions, except per share amounts)	2001	2000	1999	1998	1997
Statements of income data:					
Net sales	**$1,387.1**	$1,492.5	$1,444.5	$1,475.7	$1,323.6
Manufacturing cost of sales	**1,068.8**(1)	1,078.7(4)	1,023.6	1,059.2	985.0
Research and process development	**32.4**	38.6(5)	43.8	42.9	44.7
Other operating expenses	**173.2**(2)	198.6(6)	192.1	188.1	174.7
Earnings from operations	**112.7**	176.6	185.0	185.5	119.2(10)
Other income, net	**7.9**	104.6(7)	9.3	14.5(9)	23.9(11)
Equity in earnings of associated companies	**0.1**(3)	15.0	5.6	20.3	12.3
Interest expense, net	**19.6**	25.1	26.9	22.4	5.7
Income tax provision	**34.9**	93.5	51.7(8)	73.2	36.1(12)
Earnings before extraordinary item	**66.2**	177.6	121.3	124.7	113.6
Extraordinary gain, net of taxes	**4.9**	–	–	–	–
Net earnings	**71.1**	177.6	121.3	124.7	113.6
Net earnings available for common stockholders	**$ 71.1**	$ 177.6	$ 121.3	$ 124.7	$ 113.6
Net earnings per common share before extraordinary item					
Basic	**$ 1.65**	$ 4.34	$ 2.83	$ 2.79	$ 2.50
Diluted	**$ 1.59**	$ 4.15	$ 2.73	$ 2.68	$ 2.39
Extraordinary item per common share					
Basic	**$ 0.12**	–	–	–	–
Diluted	**$ 0.12**	–	–	–	–
Net earnings per common share					
Basic	**$ 1.77**	$ 4.34	$ 2.83	$ 2.79	$ 2.50
Diluted	**$ 1.71**	$ 4.15	$ 2.73	$ 2.68	$ 2.39
Other data (at end of period, unless otherwise noted):					
Additions to plants, equipment and facilities (annual)	**$ 63.9**	$ 76.5	$ 77.4	$ 103.8	$ 91.4
Current assets	**509.9**	567.8	491.1	477.6	452.8
Current liabilities	**282.0**	358.9	366.1	394.4	375.0
Working capital	**227.9**	208.9	125.0	83.2	77.8
Plants, equipment and facilities, at cost	**1,344.5**	1,326.3	1,352.6	1,363.0	1,278.0
Net plant investment	**598.0**	616.2	655.7	667.5	629.7
Total assets	**1,650.4**	1,721.6	1,752.6	1,722.1	1,614.1
Long-term debt	**314.7**	313.4	415.2	411.0	324.0
Other noncurrent liabilities	**416.8**	433.1	465.5	485.7	527.7
Total stockholders' equity	**636.9**	616.2	505.8	431.0	387.4

(1) Includes a restructuring charge of $4.6.
(2) Includes a restructuring charge of $0.8.
(3) Includes a restructuring charge of $2.3 related to the Company's 50% share of restructuring charges recorded by CYRO Industries Inc.
(4) Includes a net restructuring charge of $3.3 and a charge of $1.4 for receivables due the Company from its former ammonia joint venture.
(5) Includes net restructuring charges of $1.1.
(6) Includes net restructuring charges of $5.7.
(7) Includes a gain of $88.3 from the divestiture of the Paper Chemicals business, a gain of $13.3, discounted and net of expenses, from an environmental remediation insurance settlement, a gain of $7.1 from the sale of real estate at a former plant site and a charge of $4.8 for the write-down of receivables from the AC Moldings Compounds joint venture.
(8) Includes a credit of $8.0 related to the utilization of prior years' tax credits.
(9) Includes a gain of $4.4 related to the sale of the bulk molding compounds product line.
(10) Includes restructuring charges of $18.6 and other charges of $23.8.
(11) Includes a gain of $22.3 related primarily to the sale of the acrylic fibers product line. In addition to the charges discussed in footnote 10 above, charges of $9.0 were recorded to reduce the carrying amount of certain assets.
(12) Includes the reversal of the remaining $24.4 of a previously established tax valuation allowance.

corporate leadership

CORPORATE OFFICERS

David Lilley*
Chairman, President and Chief Executive Officer

James P. Cronin*
Executive Vice President and Chief Financial Officer

Mark S. Andrekovich
Vice President–Human Resources

William N. Avrin
Vice President–Corporate and Business Development

William F. Cleary
Vice President–Investor Relations

David M. Drillock
Controller

Roy Smith
Vice President, General Counsel and Secretary

Thomas P. Wozniak
Treasurer

*Executive Committee

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

David Lilley
Chairman of the Board, President and Chief Executive Officer

John E. Akitt [2,4]
Retired Executive Vice President, Exxon Chemical Company; Director, Dofasco Inc. and Georgia Gulf Corporation

Frederick W. Armstrong
Retired Vice President, American Cyanamid Company

Chris A. Davis [1]
Chief Operating and Financial Officer, McLeod USA Incorporated and Director, McLeod USA Incorporated, Rockwell Collins Inc. and Wolverine Tube, Inc.

Louis L. Hoynes, Jr. [4]
Executive Vice President and General Counsel, Wyeth

William P. Powell [1,3,5]
Managing Director, Saratoga Partners LLC and Director, International Executive Service Corps

Jerry R. Satrum [1,2,5]
Director, Georgia Gulf Corporation and its retired Chief Executive Officer

James R. Stanley
President and Chief Executive Officer, Howmet Corporation

1 Audit Committee

2 Compensation and Management Development Committee

3 Pension Committee

4 Environmental, Health and Safety Committee

5 Nominating Committee

OPERATIONS MANAGEMENT

John H. Boles
President–Polymer Additives

Shane D. Fleming
President–Phosphine Chemicals

Jeffrey D. Leman
President–Building Block Chemicals and Vice President–Research and Manufacturing Services

Steven C. Speak
President–Cytec Engineered Materials

Myles S. Odaniell
President–Coating and Performance Chemicals

Frank Wiseman
President–Water Treating and Mining Chemicals

CORPORATE SUPPORT

Joseph C. Caporossi
Director–Safety, Health, and Product Regulatory Compliance

Richard T. Ferguson
Vice President–Taxes

Jeffrey C. Futterman
Vice President–Information Technology

Karen E. Koster
Director–Environmental Technology Services

corporate information

CORPORATE HEADQUARTERS
Cytec Industries Inc.
Five Garret Mountain Plaza
West Paterson, NJ 07424
973.357.3100

STOCK EXCHANGE LISTING
The common stock of Cytec Industries Inc. is traded on the New York Stock Exchange under the symbol CYT.

ANNUAL MEETING
The annual meeting of stockholders of Cytec Industries Inc. will be held at 11:00 a.m. on May 13, 2002 at:
Marriott at Glenpointe
Teaneck, NJ 07666
Stockholders of record as of March 14, 2002 will be entitled to vote at this meeting.

STOCK TRANSFER AGENT AND REGISTRAR
Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, NJ 07606-1915
800.851.9677
Website: www.MellonInvestor.com

TRADEMARKS
All product names appearing in capital letters are registered trademarks of or trademarks licensed to Cytec Industries Inc. or its subsidiaries throughout the world.

INDEPENDENT AUDITORS
KPMG LLP
150 John F. Kennedy Parkway
Short Hills, NJ 07078

INVESTOR INFORMATION
Copies of the Cytec Industries Inc. SEC Form 10-K or Form 10-Q, as filed with the Securities and Exchange Commission, are available without charge to stockholders upon request. Copies of exhibits attached to forms 10-K and 10-Q will be made available at a charge. Requests should be made by writing to the Investor Relations Department at Cytec's Corporate headquarters or by calling Cytec's Investor Relations at: 1.800.44.CYTEC. For news releases, SEC filings, or other information, please access the Company's website at www.cytec.com.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS
Except for the historical information and discussions contained herein, statements contained in this annual report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Achieving the results described in these statements involves a number of risks, uncertainties, and other factors that could cause actual results to differ materially, as discussed in Cytec's filings with the Securities and Exchange Commission.

WEBSITE: www.cytec.com

Cytec Industries Inc.
Five Garret Mountain Plaza
West Paterson, NJ 07424
973.357.3100


CYTEC
ADVANCED CHEMICAL AND MATERIALS TECHNOLOGIES
SERVING GLOBAL MARKETS
Welcome to Cytec's world at
www.cytec.com

www.cytec.com

To learn more about Cytec's products, investor relations, employment opportunities, news releases, and other information, visit our website.

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